

GLOBAL
MEDICAL REIT

2022 **Annual Report**



A DISCIPLINED APPROACH TO DRIVING LONG-TERM VALUE

GMRE LETTER TO SHAREHOLDERS



PORTFOLIO GROWTH SINCE IPO (IN MILLIONS)



REAL ESTATE INVESTMENTS DURING THE YEAR
GROSS REAL ESTATE ASSETS
$94
$113
$94
$265
$207
$176
$472
$258
$648
$237
$906
$200
$1,143
$141
$1,343
IPO
2016
2017
2018
2019
2020
2021
2022

2022 was a challenging year for financial and real estate markets. The year began much as 2021 ended, with GMRE experiencing typically paced acquisition activity at attractive cap rate spreads. However, as the year progressed, rising inflation pushed market interest rates higher and market volatility hurt stock prices, which caused an increase in our cost of capital. By the fourth quarter, our acquisition activity slowed considerably as we made a strategic decision to stay out of the market until conditions improved.

Despite the slowdown during the fourth quarter of 2022, our acquisition activity during the first three quarters of the year allowed us to post solid full-year results. In total, we acquired $149 million of properties during 2022 that had an average cap rate of 7.4 percent. While growth has always been one of our key focus areas, we believe that taking a more defensive position during the fourth quarter of 2022 was the prudent approach, as our primary investment objective is to purchase high-quality assets with outsized investment spreads, and those opportunities did not exist during that time.

$1.5B

GROSS INVESTMENTS IN REAL ESTATE

EVEN WITH OUR SLOWER ACQUISITION PACE IN 2022, OUR HISTORICAL PORTFOLIO COMPOUND ANNUAL GROWTH RATE (CAGR) STOOD AT AN IMPRESSIVE 53% AT YEAR-END.

189 PROPERTIES
4.9M SQUARE FEET
266 TENANTS
96.5% PORTFOLIO OCCUPANCY



High-Quality, Needs-Based Portfolio

Our high-quality portfolio of needs-based healthcare facilities continues to produce excellent results. We have always targeted properties operated by profitable healthcare systems or physician groups at the forefront of delivering needed care in their local or regional communities, and our results demonstrate the overall health of our portfolio.

During 2022, we maintained a portfolio occupancy rate of 96.5 percent or higher. At year-end, we owned 189 properties with approximately 4.9 million square feet leased to 266 tenants, with our largest tenant, Lifepoint Health, representing just 6.6 percent of our annual base rent (ABR). Our total ABR was $114.5 million, and our weighted average lease term was 6.2 years, with portfolio average rent coverage of 4.4x. Just 6.6 percent of our leases expire in 2023, and we have made good progress in renewing or re-leasing our 2023 expirations.





$245M OF AVAILABLE BORROWING CAPACITY



Strengthened Balance Sheet

Despite difficult market conditions, we reinforced our balance sheet in 2022 by amending our credit facility to add a new $150 million term loan component with a maturity of February 2028; extending the maturity date of the revolver component to August 2026 with two six-month company-controlled extension options; and converting all LIBOR-based loans under the facility to SOFR-based loans. Immediately following the amendment, we entered into $150 million dollars of interest rate swaps to fix the interest rate on the new term loan at 4.15 percent. In addition, during the year, we generated gross proceeds of $10.3 million under our ATM at an average price of $17.15 per share.

As of year-end 2022, our fixed-rate indebtedness comprises nearly 80 percent of our overall debt. In addition to fixing the interest rate on the new term loan component of our credit facility, we have been successful over the past few years in locking in interest rates on our $350 million term loan that matures in May 2026. During recent periods of extremely low interest rates, we entered into interest rate swaps on this term indebtedness that locked in a rate of between 2.95 percent and 3.39 percent over its remaining term.

Despite our success in hedging our interest rate exposure, we are still subject to interest rate fluctuations on our floating rate debt, and one of our objectives for 2023 is to reduce our overall debt-to-assets ratio, which stood at 47.6 percent as of December 31, 2022. We ended the year with ample liquidity, with $245 million of available borrowing capacity under our credit facility.

Committed to Strong ESG, Diversity and Inclusion Practices

In addition to building a well-diversified healthcare property portfolio, we are committed to principles of corporate responsibility that include good environmental, social and governance (ESG) practices. Our ESG approach is based on the three pillars of alignment, access and authenticity, and this framework ensures our successful efforts across the company. In 2022, the board formed a standing ESG committee to oversee our ESG and resiliency efforts; we incorporated environmental sustainability assessments into our due diligence process and continued efforts to quantify the energy consumption of our portfolio with ENERGY STAR®.





We support diversity, equity and inclusion in our workforce. As of December 31, 2022, 34 percent of our workforce were women and 31 percent of our workforce was ethnically diverse. We believe we offer a competitive pay and benefits package, with nearly all our employees participating in our equity incentive plans. We also foster development of our employees' expertise and skill sets, and encourage our employees to build new skill sets that reinforce the effectiveness of diverse teams.

We have established policies to provide a safe, harassment-free work environment and have fostered a corporate culture based on fair and equal treatment. As a result, we believe our employees are committed to building strong, innovative and long-term relationships with each other and with our tenants. In response to COVID-19, employees at our corporate office are permitted to work remotely.

Led by our board and senior leadership team, we look forward to continuing and expanding our ESG, diversity and inclusion efforts. Strong ESG, diversity and inclusion practices are not only the right thing to do; they also help to drive reliable returns for our stockholders.

RECOGNIZED BY WOMEN ON BOARDS IN 2022





Challenging Times Create Opportunities

As we look ahead to 2023, uncertainty remains in the markets. We have been through cycles before and know that transaction markets take time to adapt. We also know that challenging times create opportunities, as both buyers and sellers are affected by the same market conditions. The bottom line is that we can be patient, and this patience will ultimately reward our stockholders.

I want to thank our entire Global Medical team for its hard work and commitment to our excellent performance. I also want to acknowledge our board of directors for its support, and thank our stockholders for entrusting us with their capital. We wish you good health and look forward to our continued mutual success.

Sincerely,

Jeff Busch

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2022**

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: **001-37815**

Global Medical REIT Inc.

(Exact name of registrant as specified in its charter)

Maryland	**46-4757266**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
7373 Wisconsin Avenue, Suite 800 **Bethesda, MD**	**20814**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 202-524-6851

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Stock, par value $0.001 per share	GMRE	NYSE
Series A Preferred Stock, par value $0.001 per share	GMRE PrA	NYSE

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by a check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $693 million as of June 30, 2022.

As of February 24, 2023, there were 65,525,718 shares of the registrant's common stock, par value of $0.001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement filed in connection with the registrant's 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2022. The Registrant expects to file its definitive Proxy Statement with the United States Securities and Exchange Commission within 120 days after December 31, 2022.

TABLE OF CONTENTS

PART I

Special Note Regarding Forward-Looking Statements

This Report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). In particular, statements pertaining to our trends, liquidity, capital resources, and the healthcare industry and the healthcare real estate markets and opportunity, among others, contain forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology including, but not limited to, "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- defaults on or non-renewal of leases by tenants;

- our ability to collect rents;

- increases in interest rates and increased operating costs;

- difficulties in identifying healthcare facilities to acquire (due to increased cost of capital, competition or otherwise) and completing such acquisitions;

- the outcome of a tenant bankruptcy process, including, but not limited to, whether: (i) the tenant accepts or rejects its lease with us, (ii) if the tenant accepts our lease, it is able to continue making rental payments to us after the conclusion of the bankruptcy process, or (iii) if the tenant rejects our lease, whether we will be paid any or all amounts due to us out of the bankruptcy estate;

- macroeconomic and geopolitical factors, including, but not limited to, inflationary pressures, interest rate volatility, global supply chain disruptions and ongoing geopolitical conflicts and war;

- the effects of the ongoing coronavirus ("COVID-19") pandemic (including any related variants of the COVID-19 virus such as the Delta variant, Omicron variant, or others), which are highly uncertain, cannot be predicted and will depend upon future developments, including the severity of COVID-19, the duration of the outbreak and potential resurgences, plateaued or stagnant vaccination and booster rates, adequate testing and treatments and the prevalence of widespread immunity to COVID-19;

- our ability to satisfy the covenants in our existing and any future debt agreements;

- decreased rental rates or increased vacancy rates, including expected rent levels on acquired properties;

- adverse economic or real estate conditions or developments, either nationally or in the markets in which our facilities are located;

- our failure to generate sufficient cash flows to service our outstanding obligations;

- our ability to satisfy our short and long-term liquidity requirements;

- our ability to deploy the debt and equity capital we raise;

- our ability to hedge our interest rate risk;

- our ability to raise additional equity and debt capital on terms that are attractive or at all;

- our ability to make distributions on shares of our common and preferred stock or to redeem our preferred stock;

- expectations regarding the timing and/or completion of any acquisition;

- expectations regarding the timing and/or completion of dispositions, and the expected use of proceeds therefrom;

- general volatility of the market price of our common and preferred stock;

- changes in our business or our investment or financing strategy;

- our dependence upon key personnel, whose continued service is not guaranteed;

- our ability to identify, hire and retain highly qualified personnel in the future;

- the degree and nature of our competition;

- changes in healthcare laws, governmental regulations, tax laws and similar matters;

- changes in current healthcare and healthcare real estate trends;

- changes in expected trends in Medicare, Medicaid and commercial insurance reimbursement trends;

- competition for investment opportunities;

- our failure to successfully integrate acquired healthcare facilities;

- our expected capital and tenant improvement expenditures;

- changes in accounting policies generally accepted in the United States of America ("GAAP");

- lack of, or insufficient amounts of, insurance;

- other factors affecting the real estate industry generally;

- changes in the tax treatment of our distributions;

- our failure to maintain our qualification as a real estate investment trust ("REIT") for U.S. federal income tax purposes;

- our ability to qualify for the safe harbors from the "100% Prohibited Transactions Tax" under the REIT rules with respect to our property dispositions; and

- limitations imposed on our business and our ability to satisfy complex rules relating to REIT qualification for U.S. federal income tax purposes.

See Item 1A. Risk Factors in this Report for further discussion of these and other risks, as well as the risks, uncertainties and other factors discussed in this Report and identified in other documents we may file with the United States Securities and Exchange Commission (the "SEC") from time to time. You should carefully consider these risks before making any investment decisions in our company. New risks and uncertainties may also emerge from time to time that could materially and adversely affect us. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this Report, except as required by applicable law. You should not place undue reliance on any forward-looking statements that are based on information currently available to us or the third parties making the forward-looking statements.

PART I

ITEM 1. BUSINESS

Organization

Global Medical REIT Inc. (the "Company," "us," "we," or "our") is a Maryland corporation and internally managed REIT that acquires healthcare facilities and leases those facilities to physician groups and regional and national healthcare systems. The Company's common stock is listed on the New York Stock Exchange.

We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2016. We conduct our business through an umbrella partnership real estate investment trust, or UPREIT, structure in which our properties are owned by wholly owned subsidiaries of our operating partnership, Global Medical REIT L.P. (the "Operating Partnership"). Our wholly owned subsidiary, Global Medical REIT GP LLC, is the sole general partner of our Operating Partnership and, as of December 31, 2022, we owned 93.97% of the outstanding common operating partnership units ("OP Units") of our Operating Partnership with an aggregate of 6.03% of the Operating Partnership owned by holders of long-term incentive plan units ("LTIP Units") and third-party limited partners who contributed properties or services to the Operating Partnership in exchange for OP Units.

Business Overview and Strategy

Our business strategy is to invest in healthcare properties that provide an attractive rate of return relative to our cost of capital and are operated by profitable physician groups, regional or national healthcare systems or combinations thereof. We believe this strategy allows us to attain our goals of providing stockholders with (i) reliable dividends and (ii) stock price appreciation. To implement this strategy, we seek to invest:

- in medical office buildings and other de-centralized components of the healthcare delivery system because we believe that healthcare delivery trends in the U.S. are increasingly moving away from centralized hospital locations;

- in small to mid-sized healthcare facilities located in secondary markets and suburbs of primary markets and that provide services needed for an aging population such as cardiovascular treatment, rehabilitation, eye surgery, gastroenterology, oncology treatment and orthopedics. We believe these facilities and markets are typically overlooked by larger REITs and other healthcare investors but contain tenant credit profiles that are like those of larger, more expensive facilities in primary markets; and

- to a lesser extent, in opportunistic acquisitions, including (i) certain acute-care hospitals and long-term acute care facilities (LTACs) that we believe provide premium, risk-adjusted returns, (ii) health system corporate office and administrative buildings, which we believe will help us develop relationships with larger health systems and (iii) behavioral and mental health facilities that are operated by national or regional operators and are located in markets that demonstrate a need for such services.

Most of our healthcare facilities are leased to single-tenants under triple-net leases. As we continue to grow our portfolio and the competition for single-tenant, triple-net leased properties has intensified, we have added to our portfolio some multi-tenant properties with gross lease or modified gross lease structures.

Corporate Sustainability and Social Responsibility

Our business values integrate environmental sustainability, social responsibility, and strong governance practices throughout our Company.

Our Board of Directors (the "Board") continues to lead our environmental, social and governance ("ESG") efforts and our Board has a standing ESG committee. The primary purpose of the ESG committee is to assist the Board in fulfilling our responsibilities to provide oversight and support of our commitment to ESG matters by overseeing: (1) our general ESG strategy and policies as set by our management, (2) communications with our employees, investors, and other stakeholders with respect to ESG matters, (3) developments relating to, and improving our understanding of, ESG matters, (4) our compliance with certain ESG-related legal and regulatory requirements, and (5) coordination with other Board committees on ESG matters of common import.

We continue to improve and expand our efforts in the corporate sustainability arena through tenant outreach and data collection to benchmark our portfolio's energy consumption and efficiency. We submitted our 2022 GRESB assessment report on July 1, 2022 and received a score of 46, which was higher than our 2021 score.

Our commitment to employee engagement remains a high-priority, as we continue to make accommodations for health, safety, and work-life balance.

In 2022, we expanded our partnership with a national charitable organization to provide transportation in Orlando, Florida to healthcare facilities for those in need. We started the project in 2021 in the Phoenix, Arizona metro area with a ride-share provider and a national charitable organization. The program's success has allowed us to expand into Orlando, Florida and to potentially more cities in the future.

Climate Change

We take climate change and the risks associated with climate change seriously. We prioritize energy efficiency and sustainability when evaluating investment opportunities and have begun to monitor our portfolio for climate risk factors. We utilize utility and energy audits that are performed by third-party engineering consultants during the due diligence phase of our acquisitions. The energy consumption data that we collect is used to assess our facilities' carbon emission levels. Capturing and tracking this information may help inform future mitigation and remediation efforts when possible. To that end, we are exploring ways to mitigate climate risk, should it be present, in our acquisition strategy, as well as ways to contribute to the reduction of climate impact through proactive asset management that looks for ways to incorporate renewable energy resources and energy utilization reduction. We stand with our communities, tenants, and stockholders in supporting meaningful solutions that address this global challenge and contribute to the sustainability of our business objectives.

Impact of Inflation

After many years of low inflation, the U.S. inflation rate increased substantially during 2022, with the December 2022 annual inflation rate equaling 6.5%. In response to the increase in the inflation rate, the U.S. Federal Reserve (the "Fed") instituted a number of increases to the Federal Funds Rate throughout the year, with the rate increasing from a target range of 0% to 0.25% at the beginning of 2022 to a current range of 4.50% to 4.75% as of its meeting in February 2023. The increase in the Federal Funds Rate, along with other actions taken by the Fed, had a ripple effect on other benchmark interest rates, including one-month term Standard Overnight Financing Rate ("SOFR"), which is the reference rate for our indebtedness under our Second Amended and Restated Credit Facility (the "Credit Facility"). From the beginning of 2022 through February 24, 2023, one-month term SOFR has increased from close to 0% to 4.5%, which, in turn, has led to a significant increase in our interest expense.

Additionally, as most of our leases are triple-net leases, we are somewhat insulated from the effects of inflation on our operating expenses. However, due to the longer-term nature of our leases, we are not able to quickly increase rents to offset fully the effects of increased interest rates and inflation on our interest expense and other costs.

Continuing Impact of COVID-19

The COVID-19 pandemic has affected the healthcare industry in many ways. Many stories exist about U.S. healthcare workers, especially nurses, experiencing burnout due to the length and severity of the pandemic, and this has caused many nurses and other medical professionals to switch jobs within the medical profession or quit the profession altogether. This phenomenon has led to material increases in labor costs for healthcare systems, especially hospital systems, as some employers have had to rely on higher costing contract nursing labor to sustain their businesses. The increase in labor costs, among various other factors, contributed to the rapid increase in inflation during 2022.

Furthermore, the continued spread of the BA.5 variant of COVID-19 (and its subvariants) in the U.S. has prolonged the COVID-19 pandemic, which could continue to disrupt our operations and the operations of our tenants and third-party service providers.

Our Properties

As of December 31, 2022 we had gross investments of approximately $1.5 billion in real estate properties, consisting of 189 buildings with an aggregate of (i) approximately 4.9 million leasable square feet and (ii) approximately $114.5 million of annualized base rent. The tables below summarize information about our portfolio as of December 31, 2022. Also see "Schedule III – Consolidated Real Estate and Accumulated Depreciation," for additional information about our properties.

Summary of Investments by Type

The following table contains information about our portfolio by type of property as of December 31, 2022:

Type	Leasable Square Feet (LSF)	% of LSF	Annualized Base Rent (ABR) (in thousands)[1]	% of ABR
Medical Office Building (MOB) [2]	3,670,193	75.0 %	$ 77,570	67.8 %
Inpatient Rehab. Facility (IRF)	547,007	11.2 %	20,083	17.5 %
Surgical Hospital	174,984	3.6 %	6,731	5.9 %
Other [3]	503,451	10.2 %	10,085	8.8 %
Total	**4,895,635**	**100.0 %**	**$ 114,469**	**100.0 %**

[1] Monthly base rent for December 2022, multiplied by 12 (or base rent net of annualized expenses for properties with gross leases).
[2] Our MOB category includes buildings with special uses such as surgery centers, imaging, labs, urgent care, dialysis, and plasma centers, among others.
[3] Other ABR includes healthcare administrative office ($2,681), acute-care hospital ($2,475), long-term acute care hospital ($2,471), behavioral hospital ($1,352), free-standing emergency department ($973) and retail space ($133).

Geographic Concentration

The following table contains information regarding the geographic concentration of our portfolio as of December 31, 2022. Adverse economic or other conditions (including significant weather events) in the states that contain a high concentration of our facilities could adversely affect us. See "Risk Factors— *We have significant geographic concentration in a small number of states, including Texas, Florida, Ohio, Oklahoma, Pennsylvania, Arizona, and Illinois. Economic and other conditions that negatively affect those states and our tenants in those states could have a greater effect on our revenues than if our properties were more geographically diverse*."

State	Leasable Square Feet (LSF)	% of LSF	Annualized Base Rent (ABR) (in thousands)[1]	% of ABR
Texas	727,176	14.9 %	$ 20,174	17.6 %
Florida	561,466	11.5 %	11,796	10.3 %
Ohio	416,926	8.5 %	9,454	8.3 %
Oklahoma	196,777	4.0 %	7,271	6.4 %
Pennsylvania	286,339	5.8 %	7,070	6.2 %
Arizona	183,835	3.8 %	6,545	5.7 %
Illinois	307,848	6.3 %	6,539	5.7 %
Other [2]	2,215,268	45.2 %	45,620	39.8 %
Total	**4,895,635**	**100.0 %**	**$ 114,469**	**100.0 %**

[1] Monthly base rent for December 2022, multiplied by 12 (or base rent net of annualized expenses for properties with gross leases).
[2] Our remaining properties are located in 28 other states, with no state accounting for more than 5% of our ABR.

Significant Tenants

The following tenants each account for at least 5% of our annualized base rent as of December 31, 2022. Adverse changes to any of their financial conditions or our failure to renew our leases with these tenants could adversely affect us. See "Risk Factors— *The inability of any of our significant tenants to pay rent to us could have a disproportionate negative affect on our revenues*" and *"Risk Factors—Most of our healthcare facilities are occupied by a single tenant, and we may have difficulty finding suitable replacement tenants in the event of a tenant default or non-renewal of our leases, especially for our healthcare facilities located in smaller markets.*"

Tenant	Leasable Square Feet (LSF)	% of LSF	Annualized Base Rent (ABR) (in thousands)[1]	% of ABR
LifePoint Health[2]	157,151	3.2 %	$ 7,582	6.6 %
Encompass Health Corporation	254,006	5.2 %	7,274	6.4 %
Memorial Health System	155,600	3.2 %	5,507	4.8 %
Total	**566,757**	**11.6 %**	**$ 20,363**	**17.8 %**

[1]   Monthly base rent for December 2022, multiplied by 12 (or base rent net of annualized expenses for properties with gross leases).
[2]   LifePoint Health is formerly known as Kindred Healthcare Inc.

Lease Expirations

The following table contains information regarding the lease expiration dates of the leases in our portfolio as of December 31, 2022.

Year	Number of Leases	Leased Square Feet	Annualized Base Rent (ABR) (in thousands)[1]	% of ABR
2023	69	363,420	$ 7,542	6.6 %
2024	64	700,146	15,672	13.7 %
2025	43	366,727	8,856	7.7 %
2026	58	516,094	11,327	9.9 %
2027	44	479,579	12,096	10.6 %
2028	19	170,950	4,063	3.5 %
2029	23	471,026	11,382	9.9 %
2030	24	381,492	9,592	8.4 %
2031	13	287,889	6,348	5.5 %
2032	7	80,310	2,490	2.2 %
Thereafter	36	904,621	25,101	22.0 %
Total	**400**	**4,722,254** [2]	**$ 114,469**	**100.0 %**

[1]   Monthly base rent for December 2022, multiplied by 12 (or base rent net of annualized expenses for properties with gross leases).
[2]   The remaining 173,381 of leasable square feet, or 3.5% of our overall leasable square feet, is vacant.

Ground Leases

As of December 31, 2022, we had seven buildings located on land that is subject to operating ground leases, representing approximately 3.8% of our total leasable square feet and approximately 4.2% of our December 2022 annualized base rent. The ground leases subject these properties to certain restrictions, including restrictions on our ability to re-let such facilities to tenants not affiliated with the ground lessor, rights of first offer and refusal with respect to sales of the facilities and restrictions that limit the types of medical procedures that may be performed at the facilities.

Recent Developments

Chapter 11 Reorganization Filing of Pipeline Health System, LLC

On October 3, 2022, Pipeline Health System, LLC ("Pipeline"), announced that it filed for Chapter 11 bankruptcy protection under the United States Bankruptcy Code. At the time of its bankruptcy filing, Pipeline operated seven hospitals in three states, including the White Rock Medical Center in Dallas, Texas, an acute-care hospital owned by the Company where Pipeline is the sole tenant. According to the filed bankruptcy documents, although Pipeline has experienced the same labor and reimbursement pressures that many acute-care hospitals have been facing since the beginning of the COVID-19 pandemic, the primary reason for the bankruptcy filing relates to Pipeline's facilities in Chicago, Illinois, and not the White Rock Medical Center. While in bankruptcy, Pipeline sold its facilities in Chicago, Illinois and on January 13, 2023, the bankruptcy court approved Pipeline's plan of reorganization (the "Reorganization Plan"). As part of the Reorganization Plan, Pipeline agreed to assume our leases at White Rock Medical Center with certain amendments to facilitate its emergence from bankruptcy and new operating plan. The Reorganization Plan with respect to the Company's leases with Pipeline was effective as of February 6, 2023.

Acquisition Under Contract

As of February 24, 2023, we had one acquisition under contract for a purchase price of approximately $6.7 million. We are currently in the due diligence period for our property under contract. If we identify problems with this property or the operator of this property during our due diligence review, we may not close the transaction on a timely basis or we may terminate the purchase agreement and not close the transaction.

Properties Under Contract for Sale

As of February 24, 2023, we had two properties under contract for sale for aggregate gross sales proceeds of approximately $11.6 million and an aggregate net book value of $8.3 million. The transactions are expected to be completed by March 31, 2023. The buyers are currently in the due diligence periods and the transactions are subject to various closing contingencies. Accordingly, the transactions may not close on a timely basis or the buyers may terminate the purchase agreements and not close the transactions.

Healthcare Industry and Healthcare Real Estate Market Opportunity

We believe our primary investment strategy takes advantage of current trends in healthcare and healthcare delivery, including an aging population and the decentralization of healthcare, while also providing flexibility to make opportunistic acquisitions and dispositions.

Aging U.S. Population Driving Increase in Demand for Healthcare Services

The general aging of the population, driven by the baby boomer generation and advances in medical technology and services which increase life expectancy, is a key driver of the growth in healthcare expenditures. According to the 2020 U.S. Census, the nation's 65-and older population has grown rapidly since 2010, driven by Baby Boomers born between 1946 and 1964. The 65-and-older population grew by over a third during the past decade, and by 3.2% from 2018 to 2019. We believe that demographic trends in the United States, including an aging population, will result in continued growth in the demand for healthcare services utilized by an aging population, which in turn will lead to an increasing need for a greater supply of specialized, well-located healthcare facilities.

Clinical Care Continues to Shift Away from Large, Centralized Facilities

We believe the continued shift in the delivery of healthcare services away from large, centralized facilities to smaller, more specialized facilities will increase the need for smaller, more specialized and efficient hospitals and outpatient facilities that take advantage of these shifting trends. Procedures traditionally performed in large, general hospitals, such as certain types of surgeries, are increasingly moving to more conveniently located, specialized facilities driven by advances in clinical science, shifting consumer preferences, limited or inefficient space in existing hospitals and lower costs in the non-hospital environment.

Opportunistic Acquisitions

Despite the continued shift in the delivery of healthcare services to smaller, more specialized facilities, we believe opportunities exist to acquire larger, acute-care facilities, such as acute-care hospitals and LTACs, with very attractive submarket fundamentals at compelling valuations. Despite the trends away from acute-care facilities, we believe that certain, well-located acute-care hospitals and LTACs will still be critical components of the U.S. healthcare system.

We also opportunistically invest in large health system's corporate and administrative office buildings. We believe investments in these types of facilities helps us build relationships with large health systems, which could lead to us becoming a preferred landlord for such health systems' medical facilities.

We also invest in behavioral and mental health facilities that are operated by national or regional operators and are in markets that demonstrate a need for such services.

Although not the primary focus of our investment strategy, we believe allocating a portion of our portfolio to opportunistic acquisitions helps diversify our portfolio and is consistent with our strategy of aligning ourselves with strong operators.

Dispositions

We believe in certain circumstances, dispositions help to strengthen our portfolio and provide cash flow and gains from the sales that can be used for re-investment or to reduce indebtedness.

In July 2022, we sold a medical office building located in Germantown, Tennessee receiving gross proceeds of $17.9 million, resulting in a gain of approximately $6.8 million.

Qualification as a REIT

We elected to be taxed as a REIT commencing with our taxable year ended December 31, 2016. Subject to a number of significant exceptions, a corporation that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gains that it distributes to its stockholders, thereby reducing its corporate-level taxes. In order to qualify as a REIT, a substantial percentage of our assets must be qualifying real estate assets and a substantial percentage of our income must be rental revenue from real property or interest on mortgage loans. We believe that we have been organized and have operated in such a manner as to qualify for taxation as a REIT, and we intend to continue to operate in such a manner. However, we cannot provide assurances that we will continue to operate in a manner to remain qualified as a REIT.

Competition

We compete with many other real estate investors for acquisitions of healthcare properties, including healthcare operators, and real estate investors such as private equity firms and other REITs, some of whom may have greater financial resources and lower costs of capital than we do. The resiliency of medical office buildings during the COVID-19 pandemic caused many real estate investors to enter the market in search of reliable returns. This influx of investors has caused medical office building prices and competition to increase significantly, especially for Class A properties in prime locations, but has also caused similar increases in our target markets.

Additionally, our healthcare facilities and tenants often face competition from nearby hospitals, other medical practices, and other healthcare facilities, including urgent care and other primary care facilities, that provide comparable services. If our tenants' competitors have greater geographic coverage, improved access and convenience to physicians and patients, provide or are perceived to provide higher quality services, recruit physicians to provide competing services at their facilities, expand or improve their services or obtain more favorable managed-care contracts, our tenants may not be able to successfully compete.

Government Programs, Laws and Regulations

Medicare and Medicaid Programs

Sources of revenue for our tenants typically include the Medicare and Medicaid programs. Healthcare providers continue to face increased government pressure to control or reduce healthcare costs and significant reductions in healthcare reimbursement, including reduced reimbursements and changes to payment methodologies under the Affordable Care Act. In some cases, private insurers rely on all or portions of the Medicare payment systems to determine payment rates, which may result in decreased reimbursement from private insurers.

The need to control Medicaid expenditures may be exacerbated by the potential for increased enrollment in Medicaid programs due to unemployment and declines in family incomes. Historically, states have often attempted to reduce Medicaid spending by limiting benefits and tightening Medicaid eligibility requirements.

Efforts by Medicare and Medicaid to reduce reimbursements will likely continue, which could negatively affect our tenant's revenues and their ability to pay rent to us.

Affordable Care Act

The Affordable Care Act is a comprehensive healthcare reform law that contains various provisions that may directly impact our tenants. The primary goal of the Affordable Care Act is to broaden insurance coverage for the uninsured population by expanding Medicaid coverage, creating health insurance exchanges and mandating that uninsured individuals purchase health insurance. The Affordable Care Act also contains provisions aimed at lowering the cost of healthcare, including lowering increases in Medicare payment rates and promoting alternate reimbursement methods for providers that focus on patient outcomes rather than volume. In addition to expanding coverage and controlling costs, the Affordable Care Act also contains provisions intended to combat healthcare fraud, including Medicare fraud and abuse. On June 28, 2012, the United States Supreme Court partially invalidated the expansion of Medicaid and allowed states not to participate in the expansion without losing their existing Medicaid funding. In addition, on December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act of 2017, or the TCJA. The TCJA eliminated the tax penalty for violating the individual mandate provision of the Affordable Care Act.

Although the Affordable Care Act's expansion of insurance coverage may benefit our tenants by increasing their number of insured patients, these benefits may be offset by the fact that (i) many of the newly insured under the Affordable Care Act are insured by policies that have high deductibles (and, thus, create higher patient credit risks for our tenants), (ii) some states have not implemented the Medicaid expansion or have implemented Medicaid expansion in such ways that may reduce potential enrollment (such as implementing work requirements), and, (iii) even if states have expanded Medicaid, Medicaid may not be accepted by some of our tenants. For our tenants that do accept Medicaid, they may receive lower reimbursements for Medicaid patients than for patients with Medicare or commercial insurance. Additionally, although the migration from Medicare fee-for-service, or volume-based, payments to an outcome-based reimbursement model may lower overall healthcare costs, these changes could negatively affect our tenants if they are unable to adapt to a more outcome-oriented healthcare delivery model.

The future of the Affordable Care Act is uncertain and any changes to existing laws and regulations, including the Affordable Care Act's repeal, modification or replacement, could have a long-term financial impact on the delivery of and payment for healthcare. Both our tenants and us may be adversely affected by the law or its repeal, modification or replacement.

Fraud and Abuse Laws

There are various federal and state laws prohibiting fraudulent and abusive business practices by healthcare providers who participate in, receive payments from, or are able to make referrals in connection with, government-sponsored healthcare programs, including the Medicare and Medicaid programs. Our leases with certain tenants may also be subject to these fraud and abuse laws. These laws include, without limitation:

- The Federal Anti-Kickback Statute, which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of any U.S. federal or state healthcare program patients;

- The Federal Physician Self-Referral Prohibition (commonly called the "Stark Law"), which, subject to specific exceptions, restricts physicians who have financial relationships with healthcare providers from making referrals for designated health services for which payment may be made under Medicare or Medicaid programs to an entity with which the physician, or an immediate family member, has a financial relationship;

- The False Claims Act, which prohibits any person from knowingly presenting false or fraudulent claims for payment to the federal government, including under the Medicare and Medicaid programs;

- The Civil Monetary Penalties Law, which authorizes the Department of Health and Human Services to impose monetary penalties for certain fraudulent acts; and

- State anti-kickback, anti-inducement, anti-referral and insurance fraud laws which may be generally similar to, and potentially more expansive than, the federal laws set forth above.

Violations of these laws may result in criminal and/or civil penalties that range from punitive sanctions, damage assessments, penalties, imprisonment, denial of Medicare and Medicaid payments and/or exclusion from the Medicare and Medicaid programs. In addition, the Affordable Care Act clarifies that the submission of claims for items or services generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim under the False Claims Act. The federal government has taken the position, and some courts have held, that violations of other laws, such as the Stark Law, can also be a violation of the False Claims Act. Additionally, certain laws, such as the False Claims Act, allow for individuals to bring whistleblower actions on behalf of the government for violations thereof. Imposition of any of these penalties upon one of our tenants could jeopardize that tenant's ability to operate or to make rent payments to us. Further, we enter into leases and other financial relationships with healthcare delivery systems that are subject to or impacted by these laws. We also have investors who are healthcare providers in our operating partnership. If any of our relationships, including those related to the other investors in our subsidiaries, are found not to comply with these laws, we and our physician investors may be subject to civil and/or criminal penalties.

Other Regulations

The healthcare industry is heavily regulated by U.S. federal, state and local governmental authorities. Our tenants generally will be subject to laws and regulations covering, among other things, licensure, and certification for participation in government programs, billing for services, privacy and security of health information, including the Health Insurance Portability and Accountability Act of 1996, which provides for the privacy and security of certain individually identifiable health information, and relationships with physicians and other referral sources. In addition, new laws and regulations, changes in existing laws and regulations or changes in the interpretation of such laws or regulations could negatively affect our financial condition and the financial condition of our tenants. These changes, in some cases, could apply retroactively. The enactment, timing or effect of legislative or regulatory changes cannot be predicted.

Many states regulate the construction of healthcare facilities, the expansion of healthcare facilities, the construction or expansion of certain services, including by way of example specific bed types and medical equipment, as well as certain capital expenditures through certificate of need, or CON, laws. Under such laws, the applicable state regulatory body must determine a need exists for a project before the project can be undertaken. If one of our tenants seeks to undertake a CON-regulated project but is not authorized by the applicable regulatory body to proceed with the project, the tenants would be prevented from operating in its intended manner.

Failure to comply with these laws and regulations could adversely affect us directly and our tenants' ability to make rent payments to us.

Environmental Regulations

Under various U.S. federal, state and local laws, ordinances and regulations, current and prior owners and tenants of real estate may be jointly and severally liable for the costs of investigating, remediating, and monitoring certain hazardous substances or other regulated materials on or in such healthcare facility. In addition to these costs, the past or present owner or tenant of a healthcare facility from which a release emanates could be liable for any personal injury or property damage that results from such release, including for the unauthorized release of asbestos-containing materials and other hazardous substances into the air, as well as any damages to natural resources or the environment that arise from such releases. These environmental laws often impose such liability without regard to whether the current or prior owner or tenant knew of, or was responsible for, the presence or release of such substances or materials. Moreover, the release of hazardous substances or materials, or the failure to properly remediate such substances or materials, may adversely affect the owner's or tenant's ability to lease, sell, develop or rent such healthcare facility or to borrow by using such healthcare facility as collateral.

Certain environmental laws impose compliance obligations on owners and tenants of real property with respect to the management of hazardous substances and other regulated materials. For example, environmental laws govern the management and removal of asbestos-containing materials and lead-based paint. Failure to comply with these laws can result in penalties or other sanctions.

Human Capital Resources

Our success is dependent on the success of our employees. As of December 31, 2022, the Company had 29 employees.

We support diversity, equality, and inclusion in our workforce. As of December 31, 2022, 34% of our workforce were women and 31% of our workforce was ethnically diverse. We believe we offer a competitive pay and benefits package, with nearly all of our employees participating in our equity incentive plans. We also foster the development of our employees' expertise and skillsets, and encourage our employees to build new skill sets, such as in the ESG space. We have established policies to provide a safe, harassment-free work environment and have fostered a corporate culture based on fair and equal treatment. As a result, we believe our employees are committed to building strong, innovative and long-term relationships with each other and with our tenants. In response to COVID-19, employees at our corporate office are permitted to work remotely.

Available Information

We maintain a website at www.globalmedicalreit.com. The information on our website is not incorporated by reference in this Annual Report on Form 10-K, and our web address is included as an inactive textual reference only.

We file registration statements, proxy statements, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, with the SEC. We make available, free of charge through the Investor Relations portion of the website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Reports of beneficial ownership filed pursuant to Section 16(a) of the Exchange Act are also available on our website. These reports and other information are also available, free of charge, at www.sec.gov.

ITEM 1A. RISK FACTORS

The following summarizes the material risks of purchasing or owning our securities. Our business, financial condition and/or results of operations and our ability to make distributions to our stockholders may be materially adversely affected by the nature and impact of these risks. In such case, the market value of our securities could be detrimentally affected, and investors may lose part or all of the value of their investment. You should carefully consider the risks and uncertainties described below in this Item 1A, "Risk Factors" included in this Annual Report on Form 10-K. These risks include, but are not limited to, the following:

- *We are dependent on our tenants for our revenues. Our tenants face a wide range of business risks, including economic, competitive, government reimbursement and regulatory risks, any of which could cause our tenants to be unable to pay rent to us.*

- *We finance a portion of our portfolio with unhedged floating-rate debt from our Credit Facility. The rapid increase in inflation during 2022 led to a rapid increase in market interest rates, which materially increased the interest rate on our floating rate debt. In addition to interest rate risk, we are subject to additional risks associated with our Credit Facility generally, including covenant restrictions.*

- *Our assets are concentrated in healthcare-related facilities, making us more economically vulnerable to specific industry-related risks than if our assets were diversified across different industries.*

- *The inability of any of our significant tenants to pay rent to us could have a disproportionate negative affect on our business.*

- *Competition for medical office buildings has increased significantly since the beginning of the COVID-19 pandemic.*

- *Most of our healthcare facilities are occupied by a single tenant, and we may have difficulty finding suitable replacement tenants in the event of a tenant default or non-renewal of our leases, especially for our healthcare facilities located in smaller markets.*

- *Our tenants' businesses have in the past and could again in the future be materially and adversely affected by the effects of the COVID-19 virus, including labor shortages that have resulted from nurses and other medical personnel switching jobs within the medical profession or quitting the medical profession altogether, and other viruses or pandemics could cause similar effects in the future.*

- *We have significant geographic concentration in a small number of states, including Texas, Florida, Ohio, Oklahoma, Pennsylvania, Arizona, and Illinois. Economic and other conditions that negatively affect those states and our tenants in those states could have a greater effect on our revenues than if our properties were more geographically diverse.*

- *We rely on external sources of capital to fund future capital needs, and, if we encounter difficulty in obtaining such capital, we may not be able to make future acquisitions necessary to grow our business or meet maturing obligations.*

- *Subject to certain requirements under Maryland law and REIT requirements, the Board has sole discretion to determine if we will pay distributions and the amount and frequency of such distributions, and past distribution amounts may not be indicative of future distribution amounts.*

- *Failure to remain qualified as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.*

Risks Related to our Business and Healthcare Facilities

We are dependent on our tenants for our revenues. Our tenants face a wide range of business risks, including economic, competitive, government reimbursement and regulatory risks, any of which could cause our tenants to be unable to pay rent to us.

We are dependent on our tenants for our revenues. Our tenants face a wide range of business risks, including economic, competitive, government reimbursement and regulatory risks, which may adversely affect their businesses and, in turn, their ability to pay rent to us. If any of our tenants were unable to pay their rent to us, our revenues and operating cash flows could be materially adversely affected, which in turn could affect our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Our assets are concentrated in healthcare-related facilities, making us more economically vulnerable to specific industry-related risks than if our assets were diversified across different industries.

We acquire and own healthcare-related facilities. We are subject to risks inherent in concentrating investments in real estate, and specifically healthcare real estate. Any adverse effects that result from these risks could be more pronounced than if we diversified our investments outside of the healthcare industry. Any healthcare industry downturn could adversely affect the ability of our tenants to pay us rents and our ability to maintain current rental and occupancy rates. Our tenant mix could become even more concentrated if a significant portion of our tenants' practice in a particular medical field or are reliant upon a particular healthcare delivery system. Accordingly, a downturn in the healthcare industry generally, or a particular medical field or healthcare delivery system specifically, could materially adversely affect our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

The inability of any of our significant tenants to pay rent to us could have a disproportionate negative affect on our business.

As of December 31, 2022, the annualized base rent from our top three tenants represented approximately 18% of our portfolio-wide annualized base rent, including our LifePoint Health facilities, which comprised approximately 7% of our annualized base rent; our Encompass facilities, which comprised approximately 6% of our annualized base rent; and our Memorial Health facilities, which comprised approximately 5% of our annualized base rent.

We have no control over the success or failure of our significant tenants' businesses, and, at any time, our significant tenants may fail to make rent payments when due, which, in turn, may have a disproportionate adverse effect on our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Competition for medical office buildings has increased significantly since the beginning of the COVID-19 pandemic.

Medical office buildings were one of the few real estate asset classes that did not experience a significant downturn due to the COVID-19 pandemic. Although many medical office building tenants did experience some business disruption during the beginning of the COVID-19 pandemic, many were able to weather those disruptions and return to normal operations within a short period of time. This was not the case of many other types of real estate, such as hospitality, retail, and general commercial office buildings, which experienced significant tenant issues due to travel restrictions, changes in consumer habits during the pandemic and remote working policies instituted by many employers.

The resiliency of medical office buildings during the COVID-19 pandemic caused many real estate investors to enter the market in search of reliable returns. This influx of investors has caused medical office building prices and competition to increase significantly, especially for Class A properties in prime locations, but has also caused similar increases in our target markets. An increase in competition for our acquisition targets could make it more difficult to grow our business, which could affect our ability to increase our distributions and the trading price of our common and preferred stock.

Our tenants' businesses have in the past and could again in the future be materially and adversely affected by the effects of the COVID-19 virus, including labor shortages that have resulted from nurses and other medical personnel switching jobs within the medical profession or quitting the medical profession altogether, and other viruses or pandemics could cause similar effects in the future.

The COVID-19 pandemic has affected the healthcare industry in many ways. Many stories exist about U.S. healthcare workers, especially nurses, experiencing burnout due to the length and severity of the pandemic, and this has caused many nurses and other medical professionals to switch jobs within the medical profession or quit the profession altogether. This phenomenon has led to material increases in labor costs for healthcare systems, especially hospital systems, as employers have had to rely on contract nursing labor to sustain their businesses. Other viruses or pandemics could cause similar effects in the future.

In October 2022, Pipeline Health Systems, one of our top 10 tenants, filed for Chapter 11 bankruptcy protection due in part to increases in labor costs resulting from nursing shortages. If these labor shortages are not rectified at reasonable cost, healthcare practices, including our tenants, may continue to experience staffing shortages or increased labor and recruitment costs, which could negatively impact their businesses and their ability to pay rents to us. Additionally, the volatility of COVID-19, its variants and its subvariants are unpredictable and there are no assurances that new variants and subvariants will not emerge in the future.

The COVID-19 pandemic, or other global pandemic in the future, could disrupt our and our third-party advisors' businesses.

In response to the COVID-19 pandemic and measures taken by applicable governmental authorities, we have been encouraging all of our employees at our corporate office to work remotely until further notice. While we believe these measures are advisable and in the best interests of our employees and communities, such measures, in combination with other factors, have caused disruptions to our normal operations and may continue to do so during the pendency of such measures. Additionally, certain of our service providers have instituted or may institute similar preventative measures or are experiencing labor shortages due to COVID-19, which has resulted in reductions in the availability, capacity and/or efficiency of the services upon which we depend for our operations, including the services we use to complete our property acquisitions. Further, in the event any of our employees, and/or employees of our service providers, contract COVID-19 or are otherwise compelled to self-quarantine, we may experience shortages in labor and services that we require for our operations. Also, remote work arrangements may increase the risk of cybersecurity incidents, data breaches or cyber-attacks, which could have a material adverse effect on our business and results of operations, due to, among other things, the loss of proprietary data, interruptions or delays in the operation of our business and damage to our reputation.

Our leases are generally long-term leases with annual rent escalators, however, some of our debt financing is subject to floating interest rates. Recent increases in interest rates have not been matched by an increase in our rent payments, which has exposed us to a funding imbalance.

Our revenues are generated by our leases, which are typically medium-to-long-term leases with fixed rental rates, subject to annual rent escalators. The unhedged portion of our Credit Facility debt is subject to SOFR, which has increased substantially since early 2022. The generally fixed nature of revenues and the variable rate of our debt obligations create interest rate risk for us. Increases in interest rates have not been matched by increases in our rental income, which has increased our expenses and has materially adversely affected our business, financial condition, results of operations and the trading price of our common and preferred stock. Further increases in interest rates may have a material, adverse effect on our ability to make distributions to our stockholders.

The bankruptcy of any of our tenants could bar our efforts to collect pre-bankruptcy debts from the tenant or evict the tenant and take back control of the property.

Any bankruptcy filings by or relating to one of our tenants could bar all efforts by us to collect pre-bankruptcy debts from that tenant or evict the tenant and take back control of the property, unless we receive an order permitting us to do so from a bankruptcy court, which we may be unable to obtain. A tenant bankruptcy could also delay our efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. If a tenant rejects the lease while in bankruptcy, we would have only a general unsecured claim for pre-petition damages. Any unsecured claim that we hold may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. It is possible that we may recover substantially less than the full value of any unsecured claims that we hold, or nothing at all, which may have a material adverse effect on our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common stock and preferred stock. Furthermore, dealing with a tenant bankruptcy or other default may divert management's attention and cause us to incur substantial legal and other costs. In October 2022, one of our tenants, Pipeline Health Systems, LLC filed for Chapter 11 bankruptcy protection. See "Business—Recent Developments—*Chapter 11 Reorganization Filing of Pipeline Health System, LLC*," for a description of the Pipeline bankruptcy.

The physical effects of climate change could have a material adverse effect on our properties.

The physical effects of climate change could have a material adverse effect on our facilities, operations, and business. To the extent climate change causes changes in weather patterns, markets where our properties are located could experience increases in storm intensity, rising sea-levels, and changes in precipitation, temperature, and air quality. Over time, these conditions could result in physical damage to, or declining demand for, our properties or our inability to operate the facilities at all. Climate change may also indirectly affect our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy and increasing the risk of flood at our properties. Should the impact of climate change be severe or occur for lengthy periods of time, our business, financial condition, results of operations, or our ability to make distributions to our stockholders and the trading price of our common and preferred stock could be materially adversely impacted.

Adverse economic or other conditions in our geographic markets could negatively affect our tenants' ability to pay rent to us.

Adverse economic or other conditions in our geographic markets, including periods of economic slowdown or recession, industry slowdowns, periods of deflation, relocation of businesses, changing demographics, earthquakes and other natural disasters, fires, terrorist acts, public health crisis, pandemics and epidemics, such as the COVID-19 pandemic, and civil disturbances or acts of war and other man-made disasters which may result in uninsured or underinsured losses, and changes in tax, real estate, zoning and other laws and regulations, may negatively affect our tenants' businesses and ability to pay rents to us and, therefore, could have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Most of our healthcare facilities are occupied by a single tenant, and we may have difficulty finding suitable replacement tenants in the event of a tenant default or non-renewal of our leases, especially for our healthcare facilities located in smaller markets.

As of December 31, 2022, leases representing 6.6%, 13.7% and 7.7% of our portfolio annualized base rent expire in 2023, 2024 and 2025, respectively. Most of our healthcare facilities are occupied by a single tenant. Following expiration of a lease term or if we exercise our right to replace a tenant in default, rental payments on the related healthcare facilities could decline or cease altogether while we reposition such healthcare facility with a suitable replacement tenant. We also might not be successful in identifying suitable replacement tenants or entering into triple-net leases with new tenants on a timely basis, on favorable terms, or at all. Additionally, we may be required to fund certain expenses and obligations (e.g., real estate taxes, debt costs and maintenance expenses) to preserve the value of, and avoid the imposition of liens on, our healthcare facilities while they are being repositioned. Our ability to reposition our healthcare facilities with a suitable tenant could be significantly delayed or limited by state licensing, receivership, CON or other laws, as well as by the Medicare and Medicaid change-of-ownership rules. We could also incur substantial additional expenses in connection with any licensing, receivership or change-of-ownership proceedings. In addition, our ability to locate suitable replacement tenants could be impaired by the specialized healthcare uses or contractual restrictions on use of the healthcare facilities, and we may be required to spend substantial amounts to adapt the healthcare facilities to other uses. Any such delays, limitations and expenses could adversely impact our ability to collect rent, obtain possession of leased healthcare facilities or otherwise exercise remedies for tenant default, which, in turn, could have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

All of these risks may be greater in smaller markets, where there may be fewer potential replacement tenants, making it more difficult to replace tenants, especially for specialized space.

We have significant geographic concentration in a small number of states, including Texas, Florida, Ohio, Oklahoma, Pennsylvania, Arizona, and Illinois. Economic and other conditions that negatively affect those states and our tenants in those states could have a greater effect on our revenues than if our properties were more geographically diverse.

As of December 31, 2022, approximately 18%, 10%, 8%, 6%, 6%, 6% and 6% of our total annualized base rent was derived from properties located in *Texas, Florida, Ohio, Oklahoma, Pennsylvania, Arizona, and Illinois*, respectively. As a result of this geographic concentration, we are particularly exposed to downturns in these states' economies or other changes in local real estate market conditions. Any material changes in the current payment programs or regulatory, economic, environmental or competitive conditions in these states could have an amplified effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock than if our properties were more geographically diverse.

We may be unable to successfully enter into definitive purchase or sale agreements for, or close the acquisition or sale of, the properties in our investment pipeline or our portfolio.

There is no assurance that we will successfully enter into definitive purchase agreements for the facilities in our investment pipeline or definitive sale agreements for current properties we wish to sell. We or a counterparty could also determine through due diligence that a prospective facility does not meet our or their investment standards. We also may be unable to come to an agreement with the seller or buyer for the purchase or sale of the facility. Additionally, there is no assurance that we will successfully close an acquisition or sale once a purchase or sale agreement has been signed. After a purchase or sale agreement has been signed, we (or the buyer in the case of a sale transaction) typically have a due diligence period of 45 to 60 days. If we or a buyer identify problems with the property or the operator during our or their due diligence review, we may or they may terminate the purchase or sale agreement and not close. Failure to close acquisitions or dispositions under contract could make it more difficult to grow or manage our portfolio, which could materially adversely affect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

We may obtain only limited warranties when we purchase a property, which, in turn, would only provide us with limited recourse against the seller if issues arise after our purchase of a property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk of having little or no recourse against a seller if issues were to arise at such property. This, in turn, could cause us to have to write off our investment in the property, which could materially adversely affect our business, financial condition, results of operations, our ability to pay distributions to our stockholders and the trading price of our common and preferred stock.

Our healthcare buildings that are subject to ground leases could restrict our use of such healthcare facilities.

We have seven buildings located on land that is subject to operating ground leases, representing approximately 4.2% of our December 2022 annualized base rent. These ground leases contain certain restrictions. These restrictions include limits on our ability to re-let the facilities, rights of purchase and rights of first offer and refusal with respect to sales of the healthcare facility and limits on the types of medical procedures that may be performed at the facilities. These restrictions could affect our returns on these facilities which, in turn, could materially adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Our healthcare facilities and our tenants may be unable to compete successfully, which could negatively affect our tenants' businesses and ability to pay rent to us.

Our healthcare facilities often face competition from nearby hospitals and other healthcare facilities that provide comparable services, including urgent care and primary care facilities as well as home healthcare companies. These competitors may have greater geographic coverage, better access to physicians and patients and provide or are perceived to provide higher quality services. From time to time and for reasons beyond our control, managed care organizations may change their lists of preferred hospitals or in-network physicians, which may favor our tenants' competitors. Furthermore, our tenants may lose physicians to their competitors or an increase in telehealth services could reduce the need for healthcare facilities. Any reduction in rental revenues resulting from the inability of our tenants or their associated healthcare delivery systems to compete or due to a reduced need for healthcare facilities generally may have a material adverse effect on our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

We may incur uninsured losses or losses in excess of our insurance coverage, which may result in us having to absorb all or a portion of such loss.

Our tenants are generally required (either directly or through a reimbursement arrangement with us) to maintain comprehensive property and casualty insurance covering our properties. However, some types of losses may be uninsurable or too expensive to insure against, such as losses due to windstorms, terrorist acts, earthquakes, and toxic mold, among others. Accordingly, we may not have enough insurance coverage against certain types of losses and may experience decreases in the insurance coverage available. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of our investment in a property, as well as the anticipated future revenue from the property. In such an event, we might remain obligated for any mortgage debt or other financial obligation related to the property. Further, if any of our insurance carriers were to become insolvent, we would be forced to replace the existing coverage with another suitable carrier, and any outstanding claims would be at risk for collection. In such an event, we cannot be certain that we would be able to replace the coverage at similar or otherwise favorable terms.

We have obtained title insurance policies for each of our properties, typically in an amount equal to its original price. However, these policies may be for amounts less than the current or future values of our properties. In such an event, if there is a title defect relating to any of our properties, we could lose some of our investment in and anticipated profits from such property.

If we were to experience uninsured losses or if any of our insurance carriers were unable to pay insurance claims, we may lose all or a portion of our investment in a property and the revenues associated with such property, which could materially adversely affect our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

We may incur environmental compliance costs and liabilities associated with owning, leasing, developing and operating our healthcare facilities.

Under various U.S. federal, state and local laws, ordinances and regulations, current and prior owners and tenants of healthcare facilities may be jointly and severally liable for the costs of investigating, remediating and monitoring certain hazardous substances or other regulated materials on or in such healthcare facility. In addition to these costs, the past or present owner or tenant of a healthcare facility from which a release emanates could be liable for any personal injury or property damage that results from such releases, including for the unauthorized release of asbestos-containing materials and other hazardous substances into the air, as well as any damages to natural resources or the environment that arise from such releases. These environmental laws often impose such liability without regard to whether the current or prior owner or tenant knew of, or was responsible for, the presence or release of such substances or materials. Moreover, the release of hazardous substances or materials, or the failure to properly remediate such substances or materials, may adversely affect the owner's or tenant's ability to lease, sell, develop or rent such healthcare facility or to borrow against such healthcare facility. Persons who transport or arrange for the disposal or treatment of hazardous substances or other regulated materials may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, regardless of whether such facility is owned or operated by such person.

Certain environmental laws impose compliance obligations on owners and tenants of real property with respect to the management of hazardous substances and other regulated materials. For example, environmental laws govern the management and removal of asbestos-containing materials and lead-based paint. Failure to comply with these laws can result in penalties or other sanctions. If we are held liable under these laws, our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock may be materially adversely affected.

The income from certain of our properties is dependent on the ability of our property managers to successfully manage those properties.

We depend upon the performance of our property managers to effectively manage certain of our properties. We do not control these third-party property managers and are accordingly subject to various risks generally associated with outsourcing of management of day-to-day activities, including the risk that a property manager may not be able to successfully manage a property. Additionally, because we do not control our third-party property managers, any adverse events such as issues related to insufficient internal controls, cybersecurity incidents or other adverse events may impact the income we recognize from properties managed by such third-party property managers. We may be unable to anticipate such events or properly assess the magnitude of any such events because we do not control our third-party property managers. If our property managers are unable to successfully manage our properties, our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock may be materially adversely affected.

We, our tenants, and our property managers face risks associated with security breaches through cyber-attacks, cyber-intrusions, or otherwise, as well as other significant disruptions of information technology networks and related systems.

We and our tenants face risks associated with security breaches, whether through cyber-attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to emails, company insiders, or persons with access to our and our tenants' systems, and other significant disruptions of our and our tenants' information technology ("IT") networks and related systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber-intrusion, including by computer hackers, foreign governments and cyber-terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. Our and our tenants' IT networks and related systems are essential to the operation of each of our businesses and our and our tenants' ability to perform day-to-day operations (including maintaining confidential patient data). Although we make efforts to maintain the security and integrity of our IT networks and related systems, and we have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that these security measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Additionally, our tenants may not have enough risk mitigation measures in place or, even if they do, such measures may not be effective. Even the most well protected information, networks, systems, and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed not to be detected and may not be detected. Accordingly, we and our tenants may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and it is therefore impossible to entirely mitigate the risk.

A security breach or other significant disruption involving our or our tenants' IT networks and related systems could:

- Disrupt the proper functioning of our or our tenants' networks and systems and therefore our operations and/or those of our tenants;

- Result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive, or otherwise valuable information about us, our tenants or our tenants' patients, which others could use to compete against us or our tenants or which could expose us or our tenants to regulatory action or damage claims by third-parties;

- Result in misstated financial reports, violations of loan covenants, missed reporting deadlines, and/or missed permitting deadlines;

- Result in our inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT;

- Jeopardize the building systems relied upon by our tenants for the efficient use of their leased space;

- Require significant management attention and resources to remedy any damages that result;

- Subject us or our tenants to claims for breach of contract, damages, credits, penalties, or termination of leases or other agreements; or

- Damage our and our tenants' reputations.

Any or all the foregoing could have a material adverse effect on our business, financial condition and results of operations, our ability to pay distributions to our stockholders and the trading price of our common and preferred stock.

Risks Related to our Financings

We finance a portion of our portfolio with unhedged floating- rate debt from our Credit Facility. The rapid increase in inflation during 2022 led to a rapid increase in market interest rates, which materially increased the interest rate on our floating rate debt. In addition to interest rate risk, we are subject to additional risks associated with our Credit Facility generally, including covenant restrictions.

As of December 31, 2022, the balance of the revolver component of our Credit Facility (the "Revolver") was $145.7 million, which represented approximately 21% of our total outstanding indebtedness at December 31, 2022. The rapid increase in inflation during 2022 has led to a dramatic increase in market interest rates as the Fed has implemented a series of interest rate increases to curb the inflation rate. As a result, the One-Month Term SOFR, which serves as the base rate for the Revolver, increased from just over 0% at the start of the year to 4.32% in December 2022 and has continued to increase in 2023 to date. Additionally SOFR is currently forecasted to increase to approximately 5.40% by August 2023 (based on the term SOFR forward curve as of February 24, 2023), or approximately 108 basis points (1.08%) from our SOFR rate as of December 31, 2022. The recent increase in interest rates has caused our borrowing costs to materially increase, which has, among other things, increased our cost of capital (which has affected our ability to acquire assets) and decreased our earnings, liquidity, cash available to make distributions to our stockholders and the trading price of our common and preferred stock.

The terms of our debt agreements require us to comply with several customary financial and other covenants, such as maintaining certain leverage and coverage ratios and minimum tangible net worth requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for a description of these covenants. Our continued ability to incur additional debt, make distributions and conduct business in general is subject to our compliance with these covenants, which limit our operational flexibility. Breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, in addition to any other indebtedness cross-defaulted against such instruments, which could accelerate the principal balance of our debt and cause our lenders to institute foreclosure proceedings against us. Therefore, any such default could have a material adverse impact on our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Our interest rate hedges may not be successful in mitigating our interest rate risks.

We use derivative instruments to hedge exposure to changes in interest rates on certain of our variable rate loans. As of December 31, 2022, we had 15 interest rate swap agreements with a total notional amount of $500 million that fixed the SOFR component of the interest rate on the $350 million and $150 million term loan components under our Credit Facility (the "Term Loans"). There is no assurance that our hedging instruments will adequately mitigate our interest rate risk or that our hedging strategy will not result in losses. Additionally, a hedging counterparty may fail to honor its obligations to us. If our interest rate hedges are unsuccessful in mitigating our interest rate risk, or if a hedging counterparty fails to honor its obligations to us, our borrowing costs would increase, which could, among other things, increase our cost of capital and decrease our earnings, liquidity, cash available to make distributions to our stockholders and the trading price of our common and preferred stock.

We finance our healthcare facilities with term indebtedness, and we may place term indebtedness on our healthcare facilities in the future. We may not be able to refinance such debt when due or may be unable to refinance such debt on favorable terms.

As of December 31, 2022, we had $694.1 million of indebtedness outstanding (net of unamortized debt issuance costs). We may also place indebtedness on our healthcare facilities in the future. We run the risk of being unable to refinance such debt (including our Credit Facility debt) when the loans come due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance debt, our income could be reduced. We may be unable to refinance debt at appropriate times, which may require us to sell healthcare facilities on terms that are not advantageous to us or could result in the foreclosure of such healthcare facilities. Any of these events could have a material adverse effect on our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

We rely on external sources of capital to fund future capital needs, and, if we encounter difficulty in obtaining such capital, we may not be able to make future acquisitions necessary to grow our business or meet maturing obligations.

To qualify as a REIT, we are required, among other things, to distribute each year to our stockholders at least 90% of our taxable income, without regard to the deduction for dividends paid and excluding net capital gain. Because of this distribution requirement, we may not be able to fund our future capital needs from cash retained from operations, including capital needed to make investments and to satisfy or refinance maturing obligations. As a result, we expect to rely on external sources of capital, including debt and equity financing, to fund future capital needs. Our access to capital will depend upon several factors, many of which we have little or no control, including:

- The extent of investor interest;

- Our ability to satisfy the distribution requirements applicable to REITs;

- The general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

- Our financial performance and that of our tenants;

- Analyst reports about us and the REIT industry;

- General stock and bond market conditions, including changes in interest rates on fixed income securities, which may lead prospective purchasers of our stock to demand a higher annual yield from future distributions;

- A failure to maintain or increase our dividend which is dependent, in large part, upon our funds from operations, or FFO, which, in turn, depends upon increased revenue from additional acquisitions and rental increases; and

- Other factors such as governmental regulatory action and changes in tax laws.

If we are unable to obtain needed capital on satisfactory terms or at all, we may not be able to make the investments needed to expand our business or to meet our obligations and commitments as they mature, which, in turn, could materially adversely affect our business, financial conditions, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Risks Related to the Healthcare Industry

Adverse trends in the healthcare industry may negatively affect our tenants' businesses.

The healthcare industry is currently experiencing, among other things:

- Changes in the demand for and methods of delivering healthcare services;

- Competition among healthcare providers;

- Consolidation of large health insurers;

- Regulatory and government reimbursement uncertainty resulting from the Affordable Care Act and other healthcare reform laws;

- Federal court decisions on cases challenging the legality of the Affordable Care Act;

- Federal and state government plans to reduce budget deficits and address debt ceiling limits by lowering healthcare provider Medicare and Medicaid payment rates;

- Changes in third-party reimbursement methods and policies; and

- Increased scrutiny of billing, referral and other practices by U.S. federal and state authorities.

These factors may adversely affect the economic performance of some or all of our tenants and, in turn, our lease revenues, which may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

The healthcare industry is heavily regulated, and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could result in the inability of our tenants to make rent payments to us.

The healthcare industry is heavily regulated by U.S. federal, state, and local governmental authorities. Our tenants generally are subject to laws and regulations covering, among other things, licensure, certification for participation in government programs, billing for services, privacy and security of health information and relationships with physicians and other referral sources. See "Business–Government Programs, Laws and Regulations" for a description of the laws and regulations that affect the healthcare industry. In addition, new laws and regulations, changes in existing laws and regulations or changes in the interpretation of such laws or regulations could affect our tenants' ability to make rent payments to us, which, in turn, could have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock. These changes, in some cases, could apply retroactively. The enactment, timing, or effect of legislative or regulatory changes cannot be predicted.

Violations of healthcare laws may result in criminal and/or civil penalties that range from punitive sanctions, damage assessments, penalties, imprisonment, denial of Medicare and Medicaid payments and/or exclusion from the Medicare and Medicaid programs. Imposition of any of these penalties upon one of our tenants could jeopardize that tenants' ability to operate or to make rent payments or affect the level of occupancy in our healthcare facilities, which may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Reductions in reimbursement from third-party payors, including Medicare and Medicaid, could adversely affect the profitability of our tenants and hinder their ability to make rent payments to us or renew their leases.

Sources of revenue for our tenants typically include the U.S. federal Medicare program, state Medicaid programs and private insurance payors. Healthcare providers continue to face increased government and private payor pressure to control or reduce healthcare costs and significant reductions in healthcare reimbursement, including reduced reimbursements and changes to payment methodologies under the Affordable Care Act. In some cases, private insurers rely on all or portions of the Medicare payment systems to determine payment rates, which may result in decreased reimbursement from private insurers. Any reductions in payments or reimbursements from third-party payors could adversely affect the reimbursement rates received by our tenants, the financial success of our tenants and strategic partners and, therefore, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Downturns in the United States economy could negatively affect state budgets, thereby putting pressure on states to decrease spending on state programs including Medicaid. The need to control Medicaid expenditures may be exacerbated by the potential for increased enrollment in state Medicaid programs due to unemployment and declines in family incomes. Historically, states have often attempted to reduce Medicaid spending by limiting benefits and tightening Medicaid eligibility requirements. Many states have adopted, or are considering the adoption of, legislation designed to enroll Medicaid recipients in managed care programs and/or impose additional taxes on hospitals to help finance or expand the states' Medicaid systems. Potential reductions to Medicaid program spending in response to state budgetary pressures could negatively impact the ability of our tenants to successfully operate their businesses, and, consequently, could have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Our tenants may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us, and we could also be subject to healthcare industry violations.

As is typical in the healthcare industry, our tenants may often become subject to claims that their services have resulted in patient injury or other adverse effects. Many of these tenants may have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage maintained by these tenants may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to these tenants due to state law prohibitions or limitations of availability. As a result, these types of tenants of our healthcare facilities operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits.

We also believe that there has been, and will continue to be, an increase in governmental investigations of certain healthcare providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, any settlements of such proceedings or investigations in excess of insurance coverage, whether currently asserted or arising in the future, could have a material adverse effect on a tenant's financial condition. If a tenant is unable to obtain or maintain insurance coverage, if judgments are obtained or settlements reached in excess of the insurance coverage, if a tenant is required to pay uninsured punitive damages, or if a tenant is subject to an uninsurable government enforcement action or investigation, the tenant could be exposed to substantial additional liabilities, which may affect the tenant's ability to pay rent, which in turn could have a material adverse effect on our business, financial condition and results of operations, our ability to pay distributions to our stockholders and the trading price of our common and preferred stock.

Risks Related to the Real Estate Industry

Changes in the general real estate market conditions may adversely affect us.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Certain market conditions that may affect our business are as follows:

- National or regional economic upturns could increase the value of real estate generally, which could make it more difficult for us to acquire new healthcare properties at attractive prices or prevent us from purchasing additional facilities at all;

- National or regional economic downturns could adversely affect our tenants' businesses, or the businesses located in our tenants' geographic region, which could adversely affect our tenants' ability to pay rent and the value of our healthcare properties;

- A decrease in interest rates and financing costs could increase demand for real estate and, thus, the price of real estate. An increase in demand for real estate could make it more difficult for us to acquire additional healthcare facilities at attractive prices or prevent us from purchasing additional facilities at all; and

- An increase in interest rates and financing costs could decrease the demand for real estate and, thus, the price of real estate. A decrease in demand for real estate could make it more difficult for us to dispose of our healthcare facilities at attractive prices or prevent us from disposing of our facilities at all.

If we experience one or more of the risks described above, our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock could be materially adversely affected.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our healthcare facilities.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more of our healthcare facilities in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any of our healthcare facilities for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of any of our healthcare facilities. We may be required to expend funds to correct defects or to make improvements before a healthcare facility can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements.

In acquiring a healthcare facility, we have in the past and may in the future agree to transfer restrictions that materially restrict us from selling that healthcare facility for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that healthcare facility. These transfer restrictions would impede our ability to sell a healthcare facility even if we deem it necessary or appropriate. These facts and any others that would impede our ability to respond to adverse changes in the performance of our healthcare facilities may have a material adverse effect on our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Uncertain market conditions could cause us to sell our healthcare facilities at a loss in the future.

We intend to hold our various real estate investments until we determine that a sale or other disposition appears to be advantageous to achieve our investment objectives. We may exercise our discretion as to whether and when to sell a healthcare facility, and we have no obligation to sell our facilities. We generally intend to hold our healthcare facilities for an extended period, and we cannot predict with any certainty the various market conditions affecting real estate investments that will exist at any particular time in the future. Because of the uncertainty of market conditions that may affect the future disposition of our healthcare facilities, we may not be able to sell our buildings at a profit in the future or at all. We may incur prepayment penalties if we sell a healthcare facility subject to a mortgage earlier than we otherwise had planned. Additionally, we could be forced to sell healthcare facilities at inopportune times which could result in us selling the affected building at a substantial loss. Any inability to sell a healthcare facility could materially, adversely affect our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Our assets may become subject to impairment charges.

We periodically evaluate our real estate investments and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based upon factors such as market conditions, lease re-negotiations, tenant performance and legal structure. For example, the termination of a lease by a major tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset which could have a material adverse effect on our business, financial condition, results of operations and the trading price of our common and preferred stock.

Risks Related to Our Structure

We have no direct operations and rely on funds received from our Operating Partnership and its subsidiaries to meet our obligations.

We conduct substantially all of our operations through our Operating Partnership. As of December 31, 2022, we owned 93.97% of the outstanding OP Units. Apart from this ownership interest in our Operating Partnership, we do not have any independent operations. As a result, we rely on distributions from our Operating Partnership to pay any dividends that we might declare on our common and preferred stock. We also rely on distributions from our Operating Partnership to meet our obligations. Stockholders' claims will consequently be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, claims of our stockholders will be satisfied only after all of our and our Operating Partnership's and its subsidiaries' liabilities and obligations have been paid in full. If we do not receive enough funds from our Operating Partnership, our ability to make distributions to our stockholders and the trading price of our common and preferred stock may be materially, adversely affected.

Subject to certain requirements under Maryland law and REIT requirements, the Board has sole discretion to determine if we will pay distributions and the amount and frequency of such distributions, and past distribution amounts may not be indicative of future distribution amounts.

Any future distributions will be at the sole discretion of the Board and will depend upon a number of factors, including our actual and projected results of operations, the cash flow generated by our operations, funds from operations ("FFO"), adjusted FFO ("AFFO"), liquidity, our operating expenses, our debt service requirements, capital expenditure requirements for the properties in our portfolio, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, restrictions on making distributions under Maryland law and such other factors as the Board deems relevant. We cannot assure you that our distribution policy will not change in the future or that the Board will continue to declare dividends at the same rate as in 2022.

Our use of OP Units as currency to acquire healthcare facilities could result in stockholder dilution and/or limit our ability to sell such healthcare facilities, which could have a material adverse effect on us.

We have acquired, and in the future may acquire, healthcare facilities or portfolios of healthcare facilities through tax-deferred contribution transactions in exchange for OP Units, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired healthcare facilities, and has required, and may in the future require, that we agree to protect the contributors' ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired healthcare facilities or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell healthcare facilities at a time, or on terms, that would be favorable absent such restrictions which, in turn, could materially, adversely affect our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Our Operating Partnership may issue additional OP Units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our Operating Partnership and could have a dilutive effect on the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders.

Holders of shares of our common stock will generally not have any voting rights with respect to activities of our Operating Partnership, including issuances of additional OP Units in amounts that do not exceed 20% of our outstanding shares of common stock. As of December 31, 2022, we owned 93.97% of the outstanding OP Units. Our Operating Partnership may, in connection with our acquisition of healthcare facilities or otherwise, issue additional OP Units to third parties. Such issuances would reduce our ownership percentage in our Operating Partnership and could affect the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders.

We may be unable to maintain effective internal control over financial reporting.

Pursuant to the Sarbanes-Oxley Act of 2002, we are required to provide a report by management on internal control over financial reporting, including management's assessment of the effectiveness of such controls. Because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud, effective internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls as a result of changes to our business or otherwise, or if we experience difficulties in their implementation, our business, results of operations and financial condition, our ability to make distributions to our stockholders and the trading price of our common and preferred stock could be materially adversely impacted and we could fail to meet our reporting obligations.

Conflicts of interest could arise because of our UPREIT structure.

Conflicts of interest could arise because of the relationships between us and our affiliates, on the one hand, and our Operating Partnership or any partner thereof, on the other. Our directors and officers have duties to us under applicable Maryland law in connection with their management of our company. At the same time, we, as the sole member of the general partner of the Operating Partnership, have fiduciary duties to our Operating Partnership and to the limited partners under Delaware law in connection with the management of our Operating Partnership. Our duties, as the sole member of the general partner, to our Operating Partnership and its limited partners may come into conflict with the duties of our directors and officers to us.

Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibits such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest.

Additionally, the partnership agreement expressly limits our liability by providing that we, as the sole member of the general partner of the Operating Partnership, and our directors or officers, will not be liable or accountable in damages to our Operating Partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if the general partner or such director or officer acted in good faith. In addition, our Operating Partnership is required to indemnify us, our affiliates and each of our respective officers and directors, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys' fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of our Operating Partnership, provided that our Operating Partnership will not indemnify any such person for (1) acts or omissions committed in bad faith or that were the result of active and deliberate dishonesty, (2) any transaction for which such person received an improper personal benefit in money, healthcare facility or services, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

Our charter restricts the ownership and transfer of our outstanding shares of stock which may have the effect of delaying, deferring or preventing a transaction or change of control of our company.

For us to qualify as a REIT, no more than 50% of the value of our outstanding shares of stock may be owned, beneficially or constructively, by five or fewer individuals at any time during the last half of each taxable year other than our initial REIT taxable year. Subject to certain exceptions, our charter prohibits any stockholder from owning actually or constructively more than 9.8% in value or number of shares, whichever is more restrictive, of any class or series of our outstanding shares. The constructive ownership rules under the Internal Revenue Code of 1986, as amended (the "Code"), are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding shares of any class or series by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% of any class or series of our outstanding beneficial interests and to be subject to our charter's ownership limit. Our charter also prohibits any person from owning shares of our beneficial interests that would result in our being "closely held" under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT. Any attempt to own or transfer shares of our beneficial interest in violation of these restrictions may result in the shares being automatically transferred to a charitable trust or may be void.

Certain provisions of Maryland law could inhibit changes of control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for shares of our common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares of common stock or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our shares of common stock at any time within the two-year period immediately prior to the date in question) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes certain fair price and/or supermajority and stockholder voting requirements on these combinations; and

- "control share" provisions that provide that holders of "control shares" of our company (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights with respect to their control shares, except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

By resolution of the Board, we have opted out of the business combination provisions of the MGCL and provide that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by the Board (including a majority of directors who are not affiliates or associates of such persons). In addition, pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL. However, the Board may by resolution elect to opt into the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt into the control share provisions of the MGCL in the future.

Certain provisions of the MGCL permit the Board, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board) are not currently applicable to us. If implemented, these provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring, or preventing a change in control of us under circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby we have elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on the Board.

We could increase the number of authorized shares of common and preferred stock, classify and reclassify unissued shares and issue shares without stockholder approval.

The Board, without stockholder approval, has the power under our charter to amend our charter to increase or decrease the aggregate number of shares or the number of shares of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock. In addition, under our charter, the Board has the power to classify or reclassify any unissued common or preferred stock into one or more classes or series of shares and set the preference, conversion, or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption for such newly classified or reclassified shares. As a result, we may issue series or classes of common or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common or preferred stock. Although the Board has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for shares of our common stock or that our stockholders otherwise believe to be in their best interests.

We may change our business, investment, and financing strategies without stockholder approval.

We may change our business, investment, and financing strategies without a vote of, or notice to, our stockholders, which could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this annual report. In particular, a change in our investment strategy, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to real estate market fluctuations. In addition, we may in the future increase the use of leverage at times and in amounts that we, in our discretion, deem prudent, and such decision would not be subject to stockholder approval. Furthermore, the Board may determine that healthcare facilities do not offer the potential for attractive risk-adjusted returns for an investment strategy. Changes to our strategies with regards to the foregoing could adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event that we take certain actions which are not in your best interests.

Under Maryland law, generally, directors and officers are required to perform their duties in good faith, in a manner that they reasonably believe to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under Maryland law, directors and officers are presumed to have acted with this standard of care. Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property, or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law.

Our charter authorizes us to indemnify our present and former directors and officers for actions taken by them in those and other capacities to the maximum extent permitted by Maryland law. Our bylaws obligate us to indemnify each present and former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. We have entered into indemnification agreements with our directors and officers granting them express indemnification rights. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter, bylaws and indemnification agreements or that might exist with other companies.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management and may prevent a change in control of our company that is in the best interests of our stockholders. Our charter provides that a director may only be removed for cause upon the affirmative vote of holders of two-thirds of all the votes entitled to be cast generally in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

Certain provisions in the partnership agreement of our Operating Partnership may delay or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement of our Operating Partnership may delay, or make more difficult, unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

- Redemption rights;

- A requirement that we may not be removed as the general partner of our Operating Partnership without our consent;

- Transfer restrictions on OP Units;

- Our ability, as the sole member of the general partner of our Operating Partnership, in some cases, to amend the partnership agreement and to cause the Operating Partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or our Operating Partnership without the consent of the limited partners; and

- The right of the limited partners to consent to direct or indirect transfers of the general partnership interest, including as a result of a merger or a sale of all or substantially all of our assets, in the event that such transfer requires approval by our common stockholders.

Our charter and bylaws, Maryland law and the partnership agreement of our Operating Partnership also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our shares of common stock or that our stockholders otherwise believe to be in their best interest.

We may be unable to obtain or retain key personnel or continue to remain appropriately staffed.

Our success depends to a significant degree upon our executive officers and other key personnel. We rely on the services of Jeffrey Busch, our Chief Executive Officer and Chairman of the Board; Robert Kiernan, our Chief Financial Officer; Alfonzo Leon, our Chief Investment Officer; Danica Holley, our Chief Operating Officer; and Jamie Barber, our Secretary and General Counsel, to manage our operations. Additionally, we rely on several other key personnel to manage our day-to-day operations, including accounting and finance staff, acquisition and due diligence personnel, asset managers and facilities personnel. We cannot guarantee that all, or any one of these key personnel, will remain affiliated with us, especially given the current tightness of the U.S. labor market, nor do we maintain key person life insurance on any person. Our failure to retain key employees and retain highly skilled managerial and operational personnel, especially during a time of rapid growth for our business, could have a material adverse effect on our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Risks Related to Our Qualification and Operation as a REIT

Failure to remain qualified as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

- We would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

- We could be subject to increased state and local taxes; and

- Unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it could materially, adversely affect our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Even if we continue to qualify as a REIT, we may face other tax liabilities that could reduce our cash flows and negatively impact our results of operations and financial condition.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, taxes on income from some activities conducted because of a foreclosure, and state or local income, property, and transfer taxes. In addition, our taxable REIT subsidiary ("TRS") will be subject to regular corporate U.S. federal, state, and local taxes. In addition, if our TRS borrows funds either from us or a third party, it may be unable to deduct all or a portion of the interest paid, resulting in a higher corporate-level tax liability. Specifically, the Code imposes a disallowance of deductions for business interest expense (even if paid to third parties) in excess of the sum of a taxpayer's business interest income and 30% of the adjusted taxable income of the business, which is its taxable income computed without regard to business interest income or expense, net operating losses or the pass-through income deduction. The TRS rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. Any of these taxes would decrease cash available for distributions to our stockholders, which, in turn, could materially adversely affect our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Failure to make required distributions would subject us to U.S. federal corporate income tax.

To maintain our qualification as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code. Any of these taxes would decrease cash available for distributions to our stockholders which, in turn, could materially adversely affect our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status.

We have engaged, and expect to engage in the future, in transactions in which we purchase healthcare facilities and lease them back to the sellers of such healthcare facilities. Although we have structured, and intend to continue to structure, any such sale-leaseback transaction so that the lease will be characterized as a "true lease" for tax purposes, thereby allowing us to be treated as the owner of the healthcare facility for U.S. federal income tax purposes, we cannot assure you that the Internal Revenue Service (the "IRS") will not challenge such characterization. If any sale-leaseback transaction is challenged as a partnership for U.S. federal income tax purposes, all of the payments that we receive from the tenant may not be treated as qualifying income for the 75% or 95% gross income tests required for REIT qualification and we may fail to qualify as a REIT as a result. If any sale-leaseback transaction is challenged as a financing transaction or loan for U.S. federal income tax purposes, we would not be treated as the owner of the applicable healthcare facility and our deductions for depreciation and cost recovery relating to such healthcare facility would be disallowed. As a result, the amount of our REIT taxable income could be recalculated, which might cause us to fail to meet the distribution requirement required for REIT qualification. Although we may be able to cure such failure by making a distribution in a subsequent taxable year and paying an interest charge, no assurance can be provided that we will be able to make the required distribution or pay the required interest charge. If we lose our REIT status, our business, financial condition, results of operations, ability to make distributions to our stockholders and the trading price of our common and preferred stock could be materially adversely affected.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To maintain our qualification as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our shares of stock. To meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

We must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of TRSs and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of our total assets can be represented by the securities of one or more TRSs, and no more than 25% of our assets can be represented by debt of "publicly offered REITs" (i.e., REITs that are required to file annual and periodic reports with the SEC under the Exchange Act) that is not secured by real property or interests in real property. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could materially adversely affect our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Certain taxes may limit our ability to dispose of our healthcare facilities.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our healthcare facilities or may conduct such sales through a TRS, which would be subject to U.S. federal and state income taxation.

We may pay taxable dividends in our common stock and cash, in which case stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.

We may satisfy the 90% distribution test with taxable distributions of our common stock. The IRS has issued Revenue Procedure 2017-45 authorizing elective cash/stock dividends to be made by publicly offered REITs. Pursuant to Revenue Procedure 2017-45,the IRS will treat the distribution of stock pursuant to an elective cash/stock dividend as a distribution of property under Section 301 of the Code (i.e., a dividend), as long as at least 20% of the total dividend is available in cash and certain other parameters detailed in the Revenue Procedure are satisfied.

Although we have no current intention of paying dividends in our common stock, if we make a taxable dividend payable in cash and common stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. If we make a taxable dividend payable in cash and our common stock and a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock.

The ability of the Board to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that the Board may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which could materially adversely affect our ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Our ownership of our TRS is subject to limitations and our transactions with our TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. Several provisions of the Code regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, the Code imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. In addition, any income earned by a TRS that is attributable to services provided to its parent REIT, or on the REIT's behalf to any of its tenants, that is less than the amounts that would have been charged based upon arm's-length negotiations, will also be subject to a 100% excise tax. We will monitor the value of our investment in our TRS and any other TRS we may form for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with any such TRS on terms that we believe are arm's length to avoid incurring the 100% excise taxes described above. There can be no assurance, however, that we will be able to comply with the 20% limitation or to avoid application of the 100% excise taxes. If we are subject to either 100% excise tax, our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock could be materially adversely affected.

The formation of a TRS lessee would increase our overall tax liability.

We may, in the future, form one or more TRS lessees to lease "qualified health care properties" from us. Any TRS lessee we may form will be subject to U.S. federal and state income tax on its taxable income, which will consist of the revenues from the qualified healthcare facilities leased by the TRS lessee, net of the operating expenses for such healthcare facilities and rent payments to us. In addition, if a TRS borrows funds either from us or a third party, it may be unable to deduct all or a portion of the interest paid, resulting in a higher corporate-level tax liability. Specifically, the Code imposes a disallowance of deductions for business interest expense (even if paid to third parties) in excess of the sum of a taxpayer's business interest income and 30% of the adjusted taxable income of the business, which is its taxable income computed without regard to business interest income or expense, net operating losses or the pass-through income deduction. Accordingly, although our ownership of a TRS lessee would allow us to participate in the operating income from our healthcare facilities leased to the TRS lessee on an after-tax basis in addition to receiving rent, that operating income would be fully subject to U.S. federal and state income tax, which could materially adversely affect our business, financial conditions, results of operations, ability to make distributions to our stockholders and the trading price of our common and preferred stock.

If leases of our healthcare facilities are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT and would be subject to higher taxes and have less cash available for distribution to our stockholders.

To qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as "rents from real property." Rents paid to our Operating Partnership by third-party lessees and any TRS lessee that we may form in the future pursuant to the leases of our healthcare facilities will constitute substantially all of our gross income. For such rent to qualify as "rents from real property" for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. If our leases are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT, which, in turn, could materially adversely affect our business, financial conditions, results of operations, ability to make distributions to our stockholders and the trading price of our common and preferred stock.

If a TRS lessee failed to qualify as a TRS or the facility operators engaged by a TRS lessee did not qualify as "eligible independent contractors," we would fail to qualify as a REIT and would be subject to higher taxes and have less cash available for distribution to our stockholders.

Rent paid by a lessee that is a "related party tenant" of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. We may, in the future, lease certain of our healthcare facilities that qualify as "qualified health care properties" to a TRS lessee. So long as that TRS lessee qualifies as a TRS, it will not be treated as a "related party tenant" with respect to our healthcare facilities that are managed by an independent facility operator that qualifies as an "eligible independent contractor." We would seek to structure any future arrangements with a TRS lessee such that the TRS lessee would qualify to be treated as a TRS for U.S. federal income tax purposes, but there can be no assurance that the IRS would not challenge the status of a TRS for U.S. federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in disqualifying a TRS lessee from treatment as a TRS, it is possible that we would fail to meet the asset tests applicable to REITs and a significant portion of our income would fail to qualify for the gross income tests. If we failed to meet either the asset or gross income tests, we would likely lose our REIT qualification for U.S. federal income tax purposes, which, in turn, could materially adversely affect our business, financial condition, results of operations, ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Additionally, if the facility operators engaged by a TRS lessee do not qualify as "eligible independent contractors," we would fail to qualify as a REIT. Each of the facility operators that would enter into a management contract with any TRS lessee must qualify as an "eligible independent contractor" under the REIT rules in order for the rent paid to us by such a TRS lessee to be qualifying income for purposes of the REIT gross income tests. Among other requirements, to qualify as an "eligible independent contractor," a facility operator must not own, directly or indirectly, more than 35% of our outstanding shares and no person or group of persons can own more than 35% of our outstanding shares and the ownership interests of the facility operator, taking into account certain ownership attribution rules. The ownership attribution rules that apply for purposes of these 35% thresholds are complex. Although we would monitor ownership of our shares of common stock by any facility operators and their owners, there can be no assurance that these ownership levels will not be exceeded.

You may be restricted from acquiring or transferring certain amounts of our common stock.

The stock ownership restrictions for REITs in the Code and the 9.8% share ownership limit in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to qualify as a REIT for each taxable year, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding shares of capital stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our shares of capital stock under this requirement. Additionally, at least 100 persons must beneficially own our shares of capital stock during at least 335 days of a taxable year for each taxable year. To help ensure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by the Board, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our shares of capital stock. The Board may not grant an exemption from this restriction to any proposed transferee whose ownership in excess of 9.8% of the value of our outstanding shares would result in our failing to qualify as a REIT.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to "qualified dividend income" payable to U.S. stockholders that are taxed at individual rates is 20% (plus the 3.8% surtax on net investment income, if applicable). Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. Rather, ordinary REIT dividends constitute "qualified business income" and thus a 20% deduction is available to individual taxpayers with respect to such dividends, resulting in a 29.6% maximum U.S. federal income tax rate (plus the 3.8% surtax on net investment income, if applicable) for individual U.S. stockholders. To qualify for this deduction, the stockholder receiving such dividends must hold the dividend-paying REIT stock for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the stock became ex-dividend and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. Without further legislative action, the 20% deduction applicable to ordinary REIT dividends will expire on January 1, 2026. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common and preferred stock.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the U.S. federal income tax laws or regulations governing REITs, or the administrative interpretations of those laws or regulations, may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation, or administrative interpretation, will be adopted, promulgated, or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations, or administrative interpretations which, in turn, could materially adversely affect our business, financial conditions, results of operation, ability to make distributions to our stockholders and the trading price of our common and preferred stock.

If our Operating Partnership failed to qualify as a partnership for U.S. federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our Operating Partnership will be treated as a partnership for U.S. federal income tax purposes. As a partnership, our Operating Partnership will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our Operating Partnership's income. We cannot assure you, however, that the IRS will not challenge the status of our Operating Partnership or any other subsidiary partnership in which we own an interest as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our Operating Partnership or any such other subsidiary partnership as an entity taxable as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our Operating Partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to U.S. federal and state corporate income tax, which, in turn, could materially adversely affect our business, financial condition, results of operations, ability to make distributions to our stockholders and the trading price of our common and preferred stock.

Tax protection agreements may limit our ability to sell or otherwise dispose of certain properties and may require our Operating Partnership to maintain certain debt levels that otherwise would not be required to operate our business.

In connection with contributions of properties to our Operating Partnership, our Operating Partnership has entered and may in the future enter into tax protection agreements under which it agrees to minimize the tax consequences to the contributing partners resulting from the sale or other disposition of the contributed properties. Tax protection agreements may make it economically prohibitive to sell any properties that are subject to such agreements even though it may otherwise be in our stockholders' best interests to do so. In addition, we may be required to maintain a minimum level of indebtedness throughout the term of any tax protection agreement regardless of whether such debt levels are otherwise required to operate our business. Nevertheless, we have entered and may in the future enter into tax protection agreements to assist contributors of properties to our Operating Partnership in deferring the recognition of taxable gain because of and after any such contribution.

General Risk Factors

We are subject to risks related to corporate social responsibility.

Our business faces public scrutiny related to ESG activities. We risk damage to our reputation if we fail to act responsibly in a number of areas, such as diversity and inclusion, environmental stewardship, support for local communities, corporate governance and transparency and considering ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the cost of our operations and relationships with investors and tenants, all of which could materially adversely affect our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common and preferred stock. Additionally, new legislative or regulatory initiatives related to ESG could adversely affect our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The information set forth under the caption "Our Properties" in Item 1 of this Annual Report on Form 10-K is incorporated by reference herein.

ITEM 3. LEGAL PROCEEDINGS

We are not involved in any pending legal proceeding or litigation, and, to the best of our knowledge, no governmental authority is contemplating any proceeding to which we are a party or to which any of our properties is subject, which would reasonably be likely to have a material adverse effect on our financial condition or results of operations. From time to time, we may become involved in litigation relating to claims arising out of our operations in the normal course of business. There can be no assurance that these matters that arise in the future, individually or in the aggregate, will not have a material adverse effect on our financial condition or results of operations in any future period.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is quoted on the New York Stock Exchange under the ticker symbol "GMRE."

The Company declared and paid a dividend of $0.21 per share of common stock with respect to each quarter within the fiscal year ended December 31, 2022 and declared and paid a dividend of $0.205 per share of common stock with respect to each quarter within the fiscal year ended December 31, 2021. The declaration and payment of quarterly dividends remains subject to the review and approval of the Board, see "Risk Factors — *Subject to certain requirements under Maryland law and REIT requirements, the Board has sole discretion to determine if we will pay distributions and the amount and frequency of such distributions, and past distribution amounts may not be indicative of future distribution amounts.*"

Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under Section 18, and shall not be deemed to be incorporated by reference into any filing of Global Medical REIT Inc. under the Securities Act or the Exchange Act.

The graph below compares the cumulative total return of our common stock, the S&P 500 Index, and the MSCI U.S. REIT Index from December 31, 2017 through December 31, 2022. The comparison assumes $100 was invested on December 31, 2017 in our common stock and in each of the foregoing indices and assumes reinvestment of dividends, as applicable. The MSCI U.S. REIT Index consists of equity REITs that are included in the MSCI US Investable Market 2500 Index, except for specialty equity REITS that do not generate a majority of their revenue and income from real estate rental and leasing operations. We have included the MSCI U.S. REIT Index because we believe that it is representative of the industry in which we compete and is relevant to an assessment of our performance.



Index	Period Ending					
	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
Global Medical REIT Inc.	$ 100.00	$ 119.00	$ 190.37	$ 201.34	$ 288.95	$ 166.49
S&P 500 Index	$ 100.00	$ 95.62	$ 125.72	$ 148.85	$ 191.58	$ 156.88
MSCI U.S. REIT Index	$ 100.00	$ 95.43	$ 120.09	$ 110.99	$ 158.79	$ 119.87

As of February 24, 2023, there were 30 record holders, and 65,525,718 shares of common stock issued and outstanding. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares of record are held by banks, brokers, and other financial institutions. As of December 31, 2022 and 2021, there were 65,518,306 and 64,880,269 outstanding shares of common stock, respectively.

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

None.

ITEM 6.   [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements, including the notes to those financial statements, included elsewhere in this Report. Some of the statements we make in this section are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this Report entitled "Special Note Regarding Forward-Looking Statements." Certain risk factors may cause actual results, performance, or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the section in this Report entitled "Risk Factors."

Objective of MD&A

Management's Discussion and Analysis ("MD&A") is a narrative explanation of the financial statements and other statistical data that we believe will enhance a reader's understanding of our financial condition, changes in financial condition and results of operations.

The objectives of MD&A are:

a. To provide a narrative explanation of our financial statements that enables investors to see the Company from management's perspective;
b. To enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and
c. To provide information about the quality of, and potential variability of, our earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance.

Overview

Global Medical REIT Inc. (the "Company," "us," "we," or "our") is an internally managed REIT that acquires healthcare facilities and leases those facilities to physician groups and regional and national healthcare systems. We conduct our business through an umbrella partnership REIT, or UPREIT, structure in which our properties are owned by wholly owned subsidiaries of our operating partnership, Global Medical REIT L.P. (the "Operating Partnership"). Our wholly owned subsidiary, Global Medical REIT GP LLC, is the sole general partner of our Operating Partnership and, as of December 31, 2022, we owned 93.97% of the outstanding common operating partnership units ("OP Units") of our Operating Partnership, with an aggregate of 6.03% of the Operating Partnership owned by holders of long-term incentive plan units ("LTIP Units") and third-party limited partners who contributed properties or services to the Operating Partnership in exchange for OP Units.

Our revenues are derived from the rental and operating expense reimbursement payments we receive from our tenants, and most of our leases are medium to long-term triple net leases with contractual rent escalation provisions. Our primary expenses are depreciation, interest, and general and administrative expenses. We finance our acquisitions with a mixture of debt and equity primarily from our cash from operations, borrowings off our Credit Facility, and stock issuances.

2022 Executive Summary

The following tables summarize the material changes in our business and operations during the years presented.

| | Year Ended December 31, | |
	2022	2021
Rental revenue	$ 137,167	$ 115,804
Depreciation and amortization expense	$ 56,723	$ 46,875
Interest expense	$ 25,230	$ 19,696
General and administrative expense	$ 16,545	$ 16,453
Gain on sale of investment property	$ 6,753	$ 1,069
Net income attributable to common stockholders per share	$ 0.20	$ 0.19
FFO per share and unit[1]	$ 0.92	$ 0.90
AFFO per share and unit[1]	$ 0.98	$ 0.95
Dividends per share of common stock	$ 0.84	$ 0.82
Weighted average common stock outstanding	65,462	60,640
Weighted average OP Units outstanding	1,669	1,732
Weighted average LTIP Units outstanding	2,531	2,176
Total weighted average shares and units outstanding	69,662	64,548

[1] See "—Non-GAAP Financial Measures," for a description of our non-GAAP financial measures and a reconciliation of our non-GAAP financial measures.

| | As of | |
| | December 31, 2022 | December 31, 2021 |
	(dollars in thousands)	
Investment in real estate, gross	$ 1,484,177	$ 1,343,003
Total debt, net	$ 694,119	$ 571,729
Weighted average interest rate	4.20 %	2.87 %
Total equity (including noncontrolling interest)	$ 649,065	$ 637,577
Net leasable square feet	4,895,635	4,343,467

Our Properties

Completed Acquisitions

During the year ended December 31, 2022, we completed 14 acquisitions encompassing an aggregate of 583,253 leasable square feet for an aggregate contractual purchase price of $148.9 million with annualized base rent of $11.0 million. As of December 31, 2022, our portfolio consisted of gross investment in real estate of $1.5 billion, which was comprised of 189 buildings with an aggregate of 4.9 million leasable square feet and $114.5 million of annualized base rent.

Completed Property Dispositions

In July 2022, we sold a medical office building located in Germantown, Tennessee receiving gross proceeds of $17.9 million, resulting in a gain of approximately $6.8 million.

Capital Raising Activity

During the year ended December 31, 2022, the Company generated gross proceeds of $10.3 million through at-the-market ("ATM") equity issuances of 0.6 million shares of the Company's common stock at an average offering price of $17.15 per share.

Debt and Hedging Activity

On August 1, 2022, we entered into an amendment to the Credit Facility (the "Amendment"), that, among other things, (i) added a new $150 million term loan, which matures on February 1, 2028 (the "Term Loan B"), (ii) extended the maturity date of the Revolver from May 2025 to August 2026, and (iii) transitioned all LIBOR-based loans under the Credit Facility to SOFR-based loans. LIBOR-based interest rates on amounts outstanding under the Credit Facility were transitioned to a SOFR-based interest rate equal to term SOFR plus a related spread adjustment of 10 basis points and a borrowing spread based on the current pricing grid in the Credit Facility. We may be entitled to a temporary reduction in the interest rate of two basis points provided we meet certain to be agreed upon sustainability goals.

We have entered into interest rate swaps to hedge our interest rate risk on the Term Loans through their respective maturities. For additional information related to our interest rate swaps, see the *"Liquidity and Capital Resources – Debt Financing – Hedging Instruments"* section herein.

During the year ended December 31, 2022, we borrowed $138.6 million under our Credit Facility and repaid $15.5 million, for a net amount borrowed of $123.1 million. As of December 31, 2022, the net outstanding Credit Facility balance was $636.4 million and as of February 24, 2023, we had unutilized borrowing capacity under the Credit Facility of $245.0 million.

Recent Developments

Chapter 11 Reorganization Filing of Pipeline Health System, LLC

On October 3, 2022, Pipeline Health System, LLC ("Pipeline"), announced that it filed for Chapter 11 bankruptcy protection under the United States Bankruptcy Code. At the time of its bankruptcy filing, Pipeline operated seven hospitals in three states, including the White Rock Medical Center in Dallas, Texas, an acute-care hospital owned by the Company where Pipeline is the sole tenant. According to the filed bankruptcy documents, although Pipeline has experienced the same labor and reimbursement pressures that many acute-care hospitals have been facing since the beginning of the COVID-19 pandemic, the primary reason for the bankruptcy filing relates to Pipeline's facilities in Chicago, Illinois, and not the White Rock Medical Center. While in bankruptcy, Pipeline sold its facilities in Chicago, Illinois and on January 13, 2023, the bankruptcy court approved Pipeline's plan of reorganization (the "Reorganization Plan"). As part of the Reorganization Plan, Pipeline agreed to assume our leases at White Rock Medical Center with certain amendments to facilitate its emergence from bankruptcy and new operating plan. The Reorganization Plan with respect to the Company's leases with Pipeline was effective as of February 6, 2023.

Acquisition Under Contract

As of February 24, 2023, we had one acquisition under contract for a purchase price of approximately $6.7 million. We are currently in the due diligence period for our property under contract. If we identify problems with this property or the operator of this property during our due diligence review, we may not close the transaction on a timely basis or we may terminate the purchase agreement and not close the transaction.

Properties Under Contract for Sale

As of February 24, 2023, we had two properties under contract for sale for aggregate gross sales proceeds of approximately $11.6 million and an aggregate net book value of $8.3 million. The transactions are expected to be completed by March 31, 2023. The buyers are currently in the due diligence periods and the transactions are subject to various closing contingencies. Accordingly, the transactions may not close on a timely basis or the buyers may terminate the purchase agreements and not close the transactions.

Trends Which May Influence Our Results of Operations

We believe the following trends may positively impact our results of operations:

- *An aging population.* According to the 2020 U.S. Census, the nation's 65-and-older population has grown rapidly since 2010, driven by the aging of Baby Boomers born between 1946 and 1964. The 65-and-older population grew by over a third during the past decade, and by 3.2% from 2018 to 2019. We believe this segment of the U.S. population will utilize many of the services provided at our healthcare facilities such as orthopedics, cardiac, gastroenterology and rehabilitation.

- *A continuing shift towards outpatient care.* According to the American Hospital Association, patients are demanding more outpatient operations. We believe this shift in patient preference from inpatient to outpatient facilities will benefit our tenants as most of our properties consist of outpatient facilities.

- *Physician practice group and hospital consolidation.* We believe the trend towards physician group consolidation will serve to strengthen the credit quality of our tenants if our tenants merge or are consolidated with larger health systems.

We believe the following trends may negatively impact our results of operations:

- *Increased interest rate and inflation environment and cost of capital.* Due to a strong labor market and high inflation, the Fed has raised the Federal Funds Rate eight times since the beginning of 2022, bringing the current target rate to 4.50% to 4.75% and is expected to continue to increase the Federal Funds Rate during 2023. Additionally, the Fed has begun reducing the size of its balance sheet, which could also cause an increase in interest rates. Due to this interest rate environment, term SOFR, which is the reference rate for our floating rate debt, is currently forecasted to increase to approximately 5.40% by August 2023 (based on the term SOFR forward curve as of February 24, 2023), or approximately 108 basis points (1.08%) from our SOFR rate as of December 31, 2022. Based on our floating rate debt balance as of December 31, 2022, a 100 basis point increase in term SOFR would have caused our annual interest expense to increase by approximately $1.5 million.

  The rapid increase in inflation and interest rates caused the common stock prices of many REITs, including the Company's, to fall significantly during 2022. Although the Company's stock price has been increasing in 2023 to date, it has not yet returned to a level that would cause the Company's cost of capital to return to levels seen in early 2022. This decrease in stock price and increase in interest rates has significantly increased the Company's cost of capital, which, in turn, has significantly reduced its ability to acquire assets that meet the Company's investment requirements.

- *Continuation of the COVID-19 pandemic.* The COVID-19 pandemic has affected the healthcare industry in many ways. Many stories exist about U.S. healthcare workers, especially nurses, experiencing burnout due to the length and severity of the pandemic, and this has caused many nurses and other medical professionals to switch jobs within the medical profession or quit their professions altogether. This phenomenon has led to material increases in labor costs for healthcare systems, especially hospital systems, as some employers have had to rely on higher costing contract nursing labor to sustain their businesses. The increase in labor costs, among various other factors, contributed to the rapid increase in inflation during 2022. Furthermore, the continued spread of the BA.5 variant of COVID-19 (and its subvariants) in the U.S. has prolonged the COVID-19 pandemic.

- *Changes in third party reimbursement methods and policies*. The price of healthcare services has been increasing, and, as a result, we believe that third-party payors, such as Medicare and commercial insurance companies, will continue to scrutinize and reduce the types of healthcare services eligible for, and the amounts of, reimbursement under their health insurance plans. Additionally, many employer-based insurance plans continue to increase the percentage of insurance premiums for which covered individuals are responsible, which makes healthcare services more expensive for individuals. We expect these trends will only be exacerbated by the COVID-19 pandemic, as medical expenditures increased significantly during the pandemic. If these trends continue, our tenants' businesses will continue to be negatively affected, which may impact their ability to pay rent to us.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires our management to use judgment in the application of accounting policies, including making estimates and assumptions. We base estimates on the best information available to us at the time, our experience and on various other assumptions believed to be reasonable under the circumstances. These estimates affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions or other matters had been different, it is possible that different accounting would have been applied, resulting in a different presentation of our financial statements. From time-to-time, we re-evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current estimates and assumptions about matters that are inherently uncertain.

For a more detailed discussion of our significant accounting policies, see Note 2 – "Summary of Significant Accounting Policies" in the footnotes to the accompanying consolidated financial statements. Below is a discussion of accounting policies that we consider critical in that it may require complex judgment in its application or require estimates about matters that are inherently uncertain.

We consider our critical accounting estimates to be those used in the determination of the reported amounts and disclosure related to the following:

- Investment in Real Estate

- Impairment of Long-Lived Assets

- Revenue Recognition

Investment in Real Estate

All of our facility acquisitions for the years ended December 31, 2022 and 2021 were accounted for as asset acquisitions because substantially all of the fair value of the gross assets that we acquired were concentrated in a single asset or group of similar identifiable assets. Accordingly, the purchase prices of acquired tangible and intangible assets and liabilities were recorded and allocated at fair value on a relative basis. The recorded allocations are based on estimated cash flow projections of the properties acquired which incorporates discount, capitalization and interest rates as well as available comparable market information. We use considerable judgement in our estimates of cash flow projections, discount, capitalization and interest rates, fair market lease rates, carrying costs during hypothetical expected lease-up periods, and costs to execute similar leases.

While our methodology for purchase price allocations did not change during the year ended December 31, 2022, the real estate market is fluid and our assumptions are based on information currently available in the market at the time of acquisition. Significant increases or decreases in these key estimates, particularly with regards to cash flow projections and discount and capitalization rates, would result in a significantly lower or higher fair value allocated to acquired tangible and intangible assets and liabilities.

In the case of the fair value of buildings and fair value of land and certain other intangibles, our estimates of the values of these components will affect the amount of depreciation or amortization we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the fair value of above-market or below-market lease intangibles, our estimates of the values of these components will affect the amount of rental revenue we record as these values are amortized as a reduction of or an addition to rental income over the estimated remaining term of the respective leases.

Impairment of Long-Lived Assets

We review our real estate assets on an asset group basis for impairment. We identify an asset group based on the lowest level of identifiable cash flows. In the impairment analysis we must determine whether there are indicators of impairment. For operating properties, these indicators could include a reduction in our estimated hold period, a significant decline in a property's leasing percentage, a current period operating loss or negative cash flows combined with a history of losses at the property, a significant decline in lease rates for that property or others in the property's market, a significant change in the market value of the property, or an adverse change in the financial condition of significant tenants.

If we determine that an asset has indicators of impairment, we must determine whether the undiscounted cash flows associated with the asset exceed the carrying amount of the asset. In calculating the undiscounted net cash flows of an asset, we use considerable judgement to estimate a number of inputs. We must estimate future rental rates, future capital expenditures, future operating expenses, and market capitalization rates for residual values, among other things. In addition, if there are alternative strategies for the future use of the asset, we assess the probability of each alternative strategy and perform a probability-weighted undiscounted cash flow analysis to assess the recoverability of the asset.

In determining the fair value of an asset, we exercise considerable judgment on a number of factors. We may determine fair value by using a discounted cash flow calculation or by utilizing comparable market information. We use judgement to determine an appropriate discount rate to apply to the cash flows in the discounted cash flow calculation. We also use judgment in analyzing comparable market information because no two real estate assets are identical in location and price.

The estimates and judgments used in the impairment process are highly subjective and susceptible to frequent change. Significant increases or decreases in any of these inputs, particularly with regards to cash flow projections and discount and capitalization rates, would result in a significantly lower or higher fair value measurement of the real estate assets being assessed. Additionally, changes in economic and operating conditions, including changes in the financial condition of our tenants, and changes to our intent and ability to hold the related asset, that occur subsequent to our impairment assessment could impact the assumptions used in that assessment and could result in future charges to earnings if assumptions regarding those investments differ from actual results.

Revenue Recognition

Our operations primarily consist of rental revenue earned from tenants under leasing arrangements which provide for minimum rent and escalations. Management exercises considerable judgment in the rental property revenue recognition process including the treatment of the contractual rental stream and the determination of its collectability.

Our leases have been accounted for as operating leases. For operating leases with contingent rental escalators, revenue is recorded based on the contractual cash rental payments due during the period. Revenue from leases with fixed annual rental escalators are recognized on a straight-line basis over the initial lease term, when we believe substantially all lease income, including the related straight-line receivable, is probable of collection.

We monitor the liquidity and creditworthiness of our tenants and operators and exercise considerable judgement in assessing the probability of collection. Our assessment of collectability incorporates available operational performance measures such as sales and the aging of billed amounts as well as other publicly available information with respect to our tenant's financial condition, liquidity and capital resources, including declines in such conditions. In the event that we determine receivables are not probable of collection, lease income will be recorded on a cash basis, with the corresponding tenant receivable and straight-line rent receivable charged as a direct write-off against rental revenue in the period of the change in our collectability determination. If management's assumptions regarding the collectability of lease related receivables prove incorrect, we could experience decreases in rental revenue, including decreases in excess of any amounts initially recognized.

Consolidated Results of Operations

The major factors that resulted in variances in our results of operations for each revenue and expense category for the year ended December 31, 2022 compared to the year ended December 31, 2021, were the increase in the size of our property portfolio and related increases in rental revenue and operating expenses, as well as depreciation and amortization expenses. Rising interest rates and increased interest expense on our indebtedness also had a significant impact on our 2022 results of operations. Our total investments in real estate, net of accumulated depreciation and amortization, was $1.3 billion and $1.2 billion as of December 31, 2022 and 2021, respectively.

For a discussion related to our results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, refer to Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 1, 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

	December 31,			
	2022	2021		$ Change
	(in thousands)			
Revenue				
Rental revenue	$ 137,167	$ 115,804	$	21,363
Other income	116	132		(16)
Total revenue	137,283	115,936		21,347
Expenses				
General and administrative	16,545	16,453		92
Operating expenses	25,188	15,488		9,700
Depreciation expense	40,008	33,825		6,183
Amortization expense	16,715	13,050		3,665
Interest expense	25,230	19,696		5,534
Preacquisition expense	354	151		203
Total expenses	124,040	98,663		25,377
Income before gain from sale of investment property	13,243	17,273		(4,030)
Gain on sale of investment property	6,753	1,069		5,684
Net income	$ 19,996	$ 18,342	$	1,654

Revenue

Total Revenue

Total revenue for the year ended December 31, 2022 was $137.3 million, compared to $115.9 million for the same period in 2021, an increase of $21.4 million. The increase was primarily the result of rental revenue earned from the facilities we acquired during 2022, as well as from the recognition of a full year of rental revenue in 2022 from acquisitions that were completed during 2021. Within that increase, $18.7 million in revenue was recognized from net lease expense recoveries during the year ended December 31, 2022, compared to $11.6 million for the same period in 2021.

Expenses

General and Administrative

General and administrative expenses for the year ended December 31, 2022 and 2021 were $16.5 million. A reduction in non-cash LTIP compensation expense, which was $4.7 million for the year ended December 31, 2022, compared to $5.8 million for the same period in 2021, was offset by an increase in cash compensation costs and general corporate expenses.

Operating Expenses

Operating expenses for the year ended December 31, 2022 were $25.2 million, compared with $15.5 million for the same period in 2021, an increase of $9.7 million. The increase results primarily from $18.7 million of recoverable property operating expenses incurred during the year ended December 31, 2022, compared to $11.6 million for the same period in 2021. In addition, our operating expenses included $4.7 million of non-recoverable property operating expenses from gross leases for the year ended December 31, 2022, compared to $2.3 million for the same period in 2021.

Depreciation Expense

Depreciation expense for the year ended December 31, 2022 was $40.0 million, compared to $33.8 million for the same period in 2021, an increase of $6.2 million. The increase resulted primarily from depreciation expense incurred on the facilities we acquired during 2022, as well as from the recognition of a full year of depreciation expense in 2022 from acquisitions that were completed during 2021.

Amortization Expense

Amortization expense for the year ended December 31, 2022 was $16.7 million, compared to $13.1 million for the same period in 2021, an increase of $3.6 million. The increase resulted primarily from amortization expense related to intangible assets connected to the facilities we acquired during 2022, as well as from the recognition of a full year of amortization expense in 2022 from acquisitions that were completed during 2021.

Interest Expense

Interest expense for the year ended December 31, 2022 was $25.2 million, compared to $19.7 million for the same period in 2021, an increase of $5.5 million. This increase was due to higher average borrowings as well as increased interest rates during the year ended December 31, 2022, compared to the same period in 2021.

The weighted average interest rate of our debt for the year ended December 31, 2022 was 3.43% compared to 3.06% in 2021. Additionally, the weighted average interest rate and term of our debt was 4.20% and 3.93 years, respectively, at December 31, 2022.

Income Before Gain on Sale of Investment Property

Income before gain on sale of investment property for the year ended December 31, 2022 was $13.2 million, compared to $17.3 million for the same period in 2021, a decrease of $4.1 million.

Gain on Sale of Investment Property

In July 2022, we sold a medical office building located in Germantown, Tennessee receiving gross proceeds of $17.9 million, resulting in a gain of $6.8 million. In October 2021, we sold a medical office building located in Prescott, Arizona receiving gross proceeds of $5.5 million, resulting in a gain of $1.1 million.

Net Income

Net income for the year ended December 31, 2022 was $20.0 million compared to $18.3 million for the same period in 2021, an increase of $1.7 million.

Assets and Liabilities

As of December 31, 2022 and 2021, our principal assets consisted of investments in real estate, net, of $1.3 billion and $1.2 billion, respectively. We completed 14 acquisitions during the year ended December 31, 2022. Our liquid assets consisted primarily of cash and cash equivalents and restricted cash of $14.5 million and $12.8 million, as of December 31, 2022 and 2021, respectively.

The increase in our cash and cash equivalents and restricted cash balances to $14.5 million as of December 31, 2022, compared to $12.8 million as of December 31, 2021, was primarily due to borrowings on our Credit Facility, larger net proceeds received from the sale of an investment property during 2022, and net proceeds received from ATM equity issuances, partially offset by funds used to acquire real estate and pay dividends to our common and preferred stockholders and OP Unit and LTIP Unit holders of our Operating Partnership.

The increase in our total liabilities to $744.2 million as of December 31, 2022 compared to $625.9 million as of December 31, 2021, was primarily the result of higher net borrowings outstanding, partially offset by a decrease in the derivative liability balance.

Liquidity and Capital Resources

General

Our short-term (up to 12 months) liquidity requirements include:

- Interest expense and scheduled principal payments on outstanding indebtedness;

- General and administrative expenses;

- Property operating expenses;

- Property acquisitions;

- Distributions on our common and preferred stockholders and OP Unit and LTIP Unit holders in our Operating Partnership; and

- Capital and tenant improvements.

In 2023, we are contractually obligated to pay, or have capital commitments for, approximately (i) $30.5 million of principal and interest payments on our outstanding debt, and (ii) $0.2 million in ground and operating lease expenses. In addition, our preferred stock became redeemable by us in September 2022. The liquidation preference for our preferred stock is $77.6 million, and, if we decide to fully redeem, we will have to pay this amount plus fees and expenses.

Our long-term (beyond 12 months) liquidity requirements consist primarily of funds necessary to pay for acquisitions, capital and tenant improvements at our properties, scheduled debt maturities, general and administrative expenses, operating expenses, and distributions. Beyond 2023, we are contractually obligated to pay, or have capital commitments for, approximately (i) $788.9 million of principal and interest payments on our outstanding debt, and (ii) $13.0 million in ground and operating lease expenses.

We expect to satisfy our short and long-term liquidity needs through various internal and external sources, including cash flow from operations, debt financing, sales of additional equity securities, the issuance of OP Units in connection with acquisitions of additional properties, proceeds from select property dispositions and recapitalization transactions.

As of December 31, 2022, the Company had aggregate capital improvement commitments and obligations to improve, expand, and maintain the Company's existing facilities of approximately $30 million. Many of these amounts are subject to contingencies that make it difficult to predict when they will be utilized, if at all. In accordance with the terms of the Company's existing and proposed leases, capital improvement obligations in the next 12 months are expected to total approximately $10 million.

Internal Sources of Liquidity

Our primary internal sources of liquidity include cash flow from operations and proceeds from select property dispositions and recapitalization transactions.

External Sources of Liquidity

Our primary external sources of liquidity include net proceeds received from equity issuances, including the issuance of OP Units in connection with acquisitions of additional properties, and debt financing, including borrowings under our Credit Facility and secured term loans.

Equity Issuances

In March 2022, the Company and the Operating Partnership entered into a Sales Agreement with certain sales agents, pursuant to which the Company may offer and sell, from time to time, up to $300 million of its common stock.

During the year ended December 31, 2022, the Company generated gross proceeds of $10.3 million through equity issuances of 0.6 million shares of the Company's common stock at an average offering price of $17.15 per share. We did not issue any shares under our ATM program during the third or fourth quarters of 2022 or to date in 2023.

Debt Financing.

Credit Facility. Our Credit Facility consists of (i) the $350 million Term Loan A, (ii) the $150 million Term Loan B, and (iii) the $400 million Revolver. The Credit Facility also contains a $500 million accordion feature. As of February 24, 2023, we had unutilized borrowing capacity under the Credit Facility of $245.0 million. As of August 1, 2022, LIBOR-based interest rates on amounts outstanding under the Credit Facility were transitioned to a SOFR-based interest rate equal to term SOFR plus a related spread adjustment of 10 basis points and a borrowing spread based on the current pricing grid in the Credit Facility.

The Credit Facility is an unsecured facility with a term of (i) four years (beginning on August 1, 2022) for the Revolver (subject to two, six-month extension options), (ii) five years for Term Loan A (beginning on its origination date of May 3, 2021), and (iii) five years and five months for Term Loan B.

We are subject to a number of financial covenants under the amended Credit Facility, including, among other things, the following as of the end of each fiscal quarter, (i) a maximum consolidated unsecured leverage ratio of less than 60%, (ii) a maximum consolidated secured leverage ratio of less than 30%, (iii) a maximum consolidated secured recourse leverage ratio of less than 10%, (iv) a minimum fixed charge coverage ratio of 1.50:1.00, (v) a minimum unsecured interest coverage ratio of 1.50:1.00, (vi) a maximum consolidated leverage ratio of less than 60%, and (vii) a minimum net worth of $573 million plus 75% of all net proceeds raised through equity offerings subsequent to March 31, 2022. As of December 31, 2022, management believed it complied with all of the financial and non-financial covenants contained in the Credit Facility.

Other Fixed Debt. We also have $58.1 million in gross notes payable as of December 31, 2022. This debt is comprised of four instruments.

Hedging Instruments. We have six interest rate swaps and nine forward-starting interest rate swaps that are used to manage our interest rate risk. A description of these swaps is below:

Term Loan A Swaps

As of December 31, 2022, six of our interest rate swaps related to Term Loan A. The notional value of these swaps is $350 million, with $150 million of the swaps maturing in August 2023 and the remaining $200 million maturing in August 2024. In addition, we have five forward starting interest rate swaps that will be effective on the maturity dates of Term Loan A's existing interest rate swaps. These forward starting swaps each have a maturity date of April 2026. Currently, the Term Loan A swaps fix the SOFR component of Term Loan A at a rate of 1.80% through August 2023. Subsequently, from August 2023 to August 2024 the SOFR component of Term Loan A will be fixed at 1.50%. Finally, from August 2024 to April 2026 the SOFR component of Term Loan A will be fixed at 1.36%.

Term Loan B Swaps

On August 2, 2022, we entered into four forward starting interest rate swaps related to Term Loan B with a notional value of $150 million that, beginning on October 1, 2022, fix the SOFR component on Term Loan B through January 2028 at 2.54%.

Total Fixed Debt. Our fixed debt totaled $558.1 million on a gross basis at December 31, 2022, with a weighted average interest rate of 3.75% based on our interest rate swaps and at current leverage. The weighted average maturity of our fixed debt was 3.8 years at December 31, 2022. Due to our forward swap structures, the weighted average interest rate on fixed debt outstanding as of December 31, 2022 is expected to improve over the next few years. Weighted average interest rates on the Company's fixed debt are expected to decrease to approximately 3.67% in 2023, 3.50% in 2024, and 3.43% in 2025, based on the Company's current leverage.

Cash Flow Information

Net cash provided by operating activities for the year ended December 31, 2022 was $76.5 million, compared with $69.0 million for the same period in 2021. The increase during the 2022 period was primarily due to increases in depreciation and amortization expenses, partially offset by a larger gain from the sale of an investment property during 2022 and a decrease in non-cash LTIP compensation expense compared to the same period in 2021.

Net cash used in investing activities for the year ended December 31, 2022 was $137.3 million, compared with $194.7 million for the same period in 2021. The decrease during the 2022 period was primarily the result of less real estate investment activity compared to the same period in 2021, partially offset by larger net proceeds received from the sale of an investment property during 2022.

Net cash provided by financing activities for the year ended December 31, 2022 was $62.4 million, compared with $127.7 million for the same period in 2021. The decrease during the 2022 period was primarily due to less proceeds received from equity offerings, partially offset by net borrowings on our Credit Facility in 2022 compared to net repayments in 2021.

Non-GAAP Financial Measures

Management considers certain non-GAAP financial measures to be useful supplemental measures of the Company's operating performance. A non-GAAP financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable measure determined in accordance with GAAP. The Company reports non-GAAP financial measures because these measures are observed by management to also be among the most predominant measures used by the REIT industry and by industry analysts to evaluate REITs. For these reasons, management deems it appropriate to disclose and discuss these non-GAAP financial measures. Set forth below are descriptions of the non-GAAP financial measures management considers relevant to the Company's business and useful to investors, as well as reconciliations of those measures to the most directly comparable GAAP financial measure.

The non-GAAP financial measures presented herein are not necessarily identical to those presented by other real estate companies due to the fact that not all real estate companies use the same definitions. These measures should not be considered as alternatives to net income, as indicators of the Company's financial performance, or as alternatives to cash flow from operating activities as measures of the Company's liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of the Company's needs. Management believes that in order to facilitate a clear understanding of the Company's historical consolidated operating results, these measures should be examined in conjunction with net income and cash flows from operations as presented in the Consolidated Financial Statements and other financial data included elsewhere in this Annual Report on Form 10-K.

Funds from Operations and Adjusted Funds from Operations

Funds from operations ("FFO") and adjusted funds from operations ("AFFO") are non-GAAP financial measures within the meaning of the rules of the SEC. The Company considers FFO and AFFO to be important supplemental measures of its operating performance and believes FFO is frequently used by securities analysts, investors, and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results.

In accordance with the National Association of Real Estate Investment Trusts' ("NAREIT") definition, FFO means net income or loss computed in accordance with GAAP before noncontrolling interests of holders of OP Units and LTIP Units, excluding gains (or losses) from sales of property and extraordinary items, less preferred stock dividends, plus real estate-related depreciation and amortization (excluding amortization of debt issuance costs and the amortization of above and below market leases), and after adjustments for unconsolidated partnerships and joint ventures. Because FFO excludes real estate-related depreciation and amortization (other than amortization of debt issuance costs and above and below market lease amortization expense), the Company believes that FFO provides a performance measure that, when compared period-over-period, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from the closest GAAP measurement, net income or loss.

AFFO is a non-GAAP measure used by many investors and analysts to measure a real estate company's operating performance by removing the effect of items that do not reflect ongoing property operations. Management calculates AFFO by modifying the NAREIT computation of FFO by adjusting it for certain cash and non-cash items and certain recurring and non-recurring items. For the Company these items include recurring acquisition and disposition costs, loss on the extinguishment of debt, recurring straight line deferred rental revenue, recurring stock-based compensation expense, recurring amortization of above and below market leases, recurring amortization of debt issuance costs, recurring lease commissions, management internalization costs, and other items.

Management believes that reporting AFFO in addition to FFO is a useful supplemental measure for the investment community to use when evaluating the operating performance of the Company on a comparative basis.

A reconciliation of FFO and AFFO for the years ended December 31, 2022, 2021, and 2020 is as follows:

	Year Ended December 31,		
	2022	2021	2020
	(unaudited, in thousands except per share and unit amounts)		
Net income (loss)	$ 19,996	$ 18,342	$ (2,499)
Less: Preferred stock dividends	(5,822)	(5,822)	(5,822)
Depreciation and amortization expense	56,611	46,764	36,302
Gain on sale of investment property	(6,753)	(1,069)	—
FFO	$ 64,032	$ 58,215	$ 27,981
Internalization expense - settlement of a preexisting contractual relationship	—	—	12,094
Internalization expense - other transaction costs	—	—	1,911
Amortization of above market leases, net	1,027	520	504
Straight line deferred rental revenue	(4,251)	(5,317)	(5,680)
Stock-based compensation expense	4,681	5,810	5,319
Amortization of debt issuance costs and other	2,201	1,982	1,450
Preacquisition expense	354	151	365
AFFO	$ 68,044	$ 61,361	$ 43,944
Net income (loss) attributable to common stockholders per share – basic and diluted	$ 0.20	$ 0.19	$ (0.17)
FFO per share and unit	$ 0.92	$ 0.90	$ 0.56
AFFO per share and unit	$ 0.98	$ 0.95	$ 0.88
Weighted Average Shares and Units Outstanding – basic and diluted	69,662	64,548	49,791
Weighted Average Shares and Units Outstanding:			
Weighted Average Common Shares	65,462	60,640	46,256
Weighted Average OP Units	1,669	1,732	2,172
Weighted Average LTIP Units	2,531	2,176	1,363
Weighted Average Shares and Units Outstanding – basic and diluted	69,662	64,548	49,791

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre) and Adjusted EBITDAre

The Company calculates EBITDA*re* in accordance with standards established by NAREIT and defines EBITDA*re* as net income or loss computed in accordance with GAAP plus depreciation and amortization, interest expense, gain or loss on the sale of investment properties, and impairment loss, as applicable. The Company defines Adjusted EBITDA*re* as EBITDA*re* plus non-cash stock compensation expense, non-cash intangible amortization related to above and below market leases, preacquisition expense and other normalizing items. Management considers EBITDA*re* and Adjusted EBITDA*re* important measures because they provide additional information to allow management, investors, and our current and potential creditors to evaluate and compare our core operating results and our ability to service debt.

A reconciliation of net income (loss) to EBITDA*re* and Adjusted EBITDA*re* for the years ended December 31, 2022, 2021, and 2020 is as follows:

| | Year Ended December 31, | | |
	2022	2021	2020
Net income (loss)	$ 19,996	$ 18,342	$ (2,499)
Interest expense	25,230	19,696	18,680
Depreciation and amortization expense	56,723	46,875	36,353
Gain on sale of investment property	(6,753)	(1,069)	—
EBITDA*re*	$ 95,196	$ 83,844	$ 52,534
Stock-based compensation expense	4,681	5,810	5,319
Internalization expense - settlement of a preexisting contractual relationship	—	—	12,094
Internalization expense - other transaction costs	—	—	1,911
Amortization of above market leases, net	1,027	520	504
Preacquisition expense	354	151	365
Adjusted EBITDA*re*	$ 101,258	$ 90,325	$ 72,727

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business and investment objectives, we expect that the primary market risk to which we will be exposed is interest rate risk.

We may be exposed to the effects of interest rate changes primarily as a result of debt used to acquire healthcare facilities, including borrowings under the Credit Facility. The analysis below presents the sensitivity of the value of our variable rate financial obligations to selected changes in market interest rates. The range of changes chosen reflects our view of changes which are reasonably possible over a one-year period.

As of December 31, 2022, we had $145.7 million of unhedged borrowings outstanding under the Revolver (before the netting of unamortized debt issuance costs) that bears interest at a variable rate. See "Management's Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources" for a detailed discussion of our Credit Facility. At December 31, 2022, SOFR on our outstanding floating-rate borrowings was 4.32%. Assuming no increase in the amount of our variable interest rate debt, if SOFR increased 100 basis points, our cash flow would decrease by approximately $1.5 million annually. Assuming no increase in the amount of our variable rate debt, if SOFR were reduced 100 basis points, our cash flow would increase by approximately $1.5 million annually.

As of December 31, 2021, our exposure to interest rate risk was not materially different from our exposure as of December 31, 2022.

Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve our objectives, we may borrow at fixed rates or floating rates. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Hedging Instruments*," for a description of our interest rate swaps.

We may enter into additional derivative financial instruments, including interest rate swaps and caps, in order to mitigate our interest rate risk on our future borrowings. We will not enter into derivative transactions for speculative purposes.

In addition to changes in interest rates, the value of our investments is subject to fluctuations based on changes in local and regional economic conditions and changes in the creditworthiness of tenants/operators and borrowers, which may affect our ability to refinance our debt if necessary.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Global Medical REIT Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global Medical REIT Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition of Real Estate Assets — *Refer to Notes 2 and 3 to the financial statements*

Critical Audit Matter Description

During the year-ended December 31, 2022, the Company completed 14 property acquisitions which increased the Investment in Real Estate balance by approximately $148.9 million. For each acquisition, substantially all of the fair value was concentrated in a single identifiable asset or group of similar identifiable assets and, therefore, each acquisition represents an asset acquisition. For asset acquisitions in the current year, the Company allocated the purchase price to tangible assets and any intangible assets acquired or liabilities assumed based on their relative fair values utilizing the assistance of a third-party appraiser. For these type of asset acquisitions, tangible assets include land, building, site improvement and tenant improvements. Intangible assets include in-place leases, leasing costs and above-market leases while intangible liabilities include below-market leases.

The fair value of land is determined using the sales comparison approach whereby recent comparable land sales and listings are gathered and summarized. The available market data is then compared to the land being valued and adjustments are made for dissimilar characteristics such as market conditions, size, and location. The fair value of buildings acquired are estimated on an as-if-vacant basis and the value is primarily based on estimated cash flow projections that utilize discount and/or capitalization rates as well as available market information. The fair value of site improvements is based on the cost approach with a deduction for depreciation and the fair value of tenant improvements are based on prevailing market tenant improvement allowances.

In-place lease intangible assets are valued considering current market conditions and costs to execute similar leases in arriving at an estimate of the carrying costs during the expected lease-up period from vacant to existing occupancy. Estimates used in developing the carrying cost are based on market lease terms and include costs related to real estate taxes, insurance, and other operating expenses, as well as estimates of lost market rental revenue during the expected lease up periods. Leasing Cost intangible assets consist of leasing commissions and legal fees. Leasing commissions are estimated by multiplying the remaining contract rent by a market leasing commission. Legal fees represent legal costs associated with writing, reviewing, and sometimes negotiating various lease terms. The fair value of above-or-below market leases is estimated based on the present value (using a discount rate which reflects the risks associated with the lease acquired) of the difference between contractual amounts to be received pursuant to the lease and management's estimate of market lease rates measured over a period equal to the estimated remaining term of the lease.

Given the relative fair value determination of assets acquired and liabilities assumed required management to use various valuation methodologies and make significant estimates related to assumptions including the selection of the discount rates, capitalization rates, determination of market rental rates, tenant improvement allowance, expected lease up period, and comparable land sales adjusted for dissimilar characteristics, performing audit procedures to evaluate the reasonableness of the approach and these assumptions required a high degree of auditor judgement and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the acquisition of real estate assets included the following, among others:

- We tested the effectiveness of controls over the purchase price allocation, including management's controls over the review of third-party appraisals, review of assumptions such as discount rates, capitalization rates, market rental rates, tenant improvement allowance, lease up period, comparable adjusted land sales, and the valuation methodologies for estimating the relative fair value of assets acquired and liabilities assumed.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodologies, as well as various assumptions such as discount rates, capitalization rates, market rental rates, tenant improvement allowance, lease up period, and comparable adjusted land sales. For the discount rate, capitalization rate, tenant improvement allowance, and lease-up period assumptions, we developed an independent range and compared the rate or period selected by management to the range, considering property specific factors. For assumptions related to market rental rates, and comparable adjusted land sales, we evaluated the market comparables selected by management, concluding whether they were reasonable based on property specific factors.

- We tested the mathematical accuracy of the valuation models.

/s/ Deloitte & Touche LLP

McLean, VA
March 1, 2023

We have served as the Company's auditor since 2019.

GLOBAL MEDICAL REIT INC.
Consolidated Balance Sheets
(in thousands, except par values)

		As of December 31,		
		2022		**2021**
Assets				
Investment in real estate:				
Land	$	168,308	$	152,060
Building		1,079,781		985,091
Site improvements		22,024		19,021
Tenant improvements		65,987		58,900
Acquired lease intangible assets		148,077		127,931
		1,484,177		1,343,003
Less: accumulated depreciation and amortization		(198,218)		(143,255)
Investment in real estate, net		1,285,959		1,199,748
Cash and cash equivalents		4,016		7,213
Restricted cash		10,439		5,546
Tenant receivables, net		8,040		6,070
Due from related parties		200		163
Escrow deposits		7,833		5,957
Deferred assets		29,616		25,417
Derivative asset		34,705		1,236
Goodwill		5,903		5,903
Other assets		6,550		6,232
Total assets	$	1,393,261	$	1,263,485
Liabilities and Equity				
Liabilities:				
Credit Facility, net of unamortized debt issuance costs of $9,253 and $8,033 at December 31, 2022 and December 31, 2021, respectively	$	636,447	$	514,567
Notes payable, net of unamortized debt issuance costs of $452 and $607 at December 31, 2022 and December 31, 2021, respectively		57,672		57,162
Accounts payable and accrued expenses		13,819		10,344
Dividends payable		15,821		15,668
Security deposits		5,461		4,540
Derivative liability		—		7,790
Other liabilities		7,363		7,709
Acquired lease intangible liability, net		7,613		8,128
Total liabilities		744,196		625,908
Commitments and Contingencies				
Equity:				
Preferred stock, $0.001 par value, 10,000 shares authorized; 3,105 issued and outstanding at December 31, 2022 and December 31, 2021, respectively (liquidation preference of $77,625 at December 31, 2022 and December 31, 2021, respectively)		74,959		74,959
Common stock, $0.001 par value, 500,000 shares authorized; 65,518 shares and 64,880 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively		66		65
Additional paid-in capital		721,991		711,414
Accumulated deficit		(198,706)		(157,017)
Accumulated other comprehensive income (loss)		34,674		(6,636)
Total Global Medical REIT Inc. stockholders' equity		632,984		622,785
Noncontrolling interest		16,081		14,792
Total equity		649,065		637,577
Total liabilities and equity	$	1,393,261	$	1,263,485

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MEDICAL REIT INC.
Consolidated Statements of Operations
(in thousands, except per share amounts)

		Year Ended December 31,				
		2022		2021		2020
Revenue						
Rental revenue	$	137,167	$	115,804	$	93,518
Other income		116		132		212
Total revenue		137,283		115,936		93,730
Expenses						
General and administrative		16,545		16,453		11,935
Operating expenses		25,188		15,488		10,867
Management fees – related party		—		—		4,024
Depreciation expense		40,008		33,825		26,747
Amortization expense		16,715		13,050		9,606
Interest expense		25,230		19,696		18,680
Management internalization expense		—		—		14,005
Preacquisition expense		354		151		365
Total expenses		124,040		98,663		96,229
Income (loss) before gain on sale of investment property		13,243		17,273		(2,499)
Gain on sale of investment property		6,753		1,069		—
Net income (loss)	$	19,996	$	18,342	$	(2,499)
Less: Preferred stock dividends		(5,822)		(5,822)		(5,822)
Less: Net (income) loss attributable to noncontrolling interest		(854)		(720)		574
Net income (loss) attributable to common stockholders	**$**	**13,320**	**$**	**11,800**	**$**	**(7,747)**
Net income (loss) attributable to common stockholders per share – basic and diluted	$	0.20	$	0.19	$	(0.17)
Weighted average shares outstanding – basic and diluted		65,462		60,640		46,256

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MEDICAL REIT INC.
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Year Ended December 31,		
	2022	2021	2020
Net income (loss)	$ 19,996	$ 18,342	$ (2,499)
Other comprehensive income (loss):			
Increase (decrease) in fair value of interest rate swap agreements	41,310	11,583	(11,545)
Total other comprehensive income (loss)	41,310	11,583	(11,545)
Comprehensive income (loss)	61,306	29,925	(14,044)
Less: Preferred stock dividends	(5,822)	(5,822)	(5,822)
Less: Comprehensive (income) loss attributable to noncontrolling interest	(3,342)	(1,390)	1,365
Comprehensive income (loss) attributable to common stockholders	$ 52,142	$ 22,713	$ (18,501)

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MEDICAL REIT INC.
Consolidated Statements of Equity
(in thousands, except per share amounts)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Global Medical REIT Inc Stockholders' Equity	Non-controlling Interest	Total Equity
	Shares	Amount	Shares	Amount						
Balances, January 1, 2020	43,806	$ 44	3,105	$ 74,959	$ 433,330	$ (71,389)	$ (6,674)	$ 430,270	$ 30,083	$ 460,353
Net loss	—	—	—	—	—	(1,926)	—	(1,926)	(573)	(2,499)
Issuance of shares of common stock, net	4,248	4	—	—	53,273	—	—	53,277	—	53,277
LTIP Units and OP Units redeemed for common stock	1,407	1	—	—	18,186	—	—	18,187	(18,187)	—
Change in fair value of interest rate swap agreements	—	—	—	—	—	—	(11,545)	(11,545)	—	(11,545)
Stock-based compensation expense	—	—	—	—	—	—	—	—	5,319	5,319
Dividends to common stockholders ($0.80 per share)	—	—	—	—	—	(37,636)	—	(37,636)	—	(37,636)
Dividends to preferred stockholders ($1.875 per share)	—	—	—	—	—	(5,822)	—	(5,822)	—	(5,822)
Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	(3,687)	(3,687)
Balances, December 31, 2020	49,461	49	3,105	74,959	504,789	(116,773)	(18,219)	444,805	12,955	457,760
Net income	—	—	—	—	—	17,622	—	17,622	720	18,342
Issuance of shares of common stock, net	15,350	16	—	—	205,586	—	—	205,602	—	205,602
LTIP Units and OP Units redeemed for common stock	69	—	—	—	1,039	—	—	1,039	(1,039)	—
Change in fair value of interest rate swap agreements	—	—	—	—	—	—	11,583	11,583	—	11,583
Stock-based compensation expense	—	—	—	—	—	—	—	—	5,810	5,810
Dividends to common stockholders ($0.82 per share)	—	—	—	—	—	(52,044)	—	(52,044)	—	(52,044)
Dividends to preferred stockholders ($1.875 per share)	—	—	—	—	—	(5,822)	—	(5,822)	—	(5,822)
Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	(3,654)	(3,654)
Balances, December 31, 2021	64,880	65	3,105	74,959	711,414	(157,017)	(6,636)	622,785	14,792	637,577
Net income	—	—	—	—	—	19,142	—	19,142	854	19,996
Issuance of shares of common stock, net	598	1	—	—	9,895	—	—	9,896	—	9,896
LTIP Units and OP Units redeemed for common stock	40	—	—	—	682	—	—	682	(682)	—
Change in fair value of interest rate swap agreements	—	—	—	—	—	—	41,310	41,310	—	41,310
Stock-based compensation expense	—	—	—	—	—	—	—	—	4,681	4,681
Dividends to common stockholders ($0.84 per share)	—	—	—	—	—	(55,009)	—	(55,009)	—	(55,009)
Dividends to preferred stockholders ($1.875 per share)	—	—	—	—	—	(5,822)	—	(5,822)	—	(5,822)
Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	(3,564)	(3,564)
Balances, December 31, 2022	65,518	$ 66	3,105	$ 74,959	$ 721,991	$ (198,706)	$ 34,674	$ 632,984	$ 16,081	$ 649,065

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MEDICAL REIT INC.
Consolidated Statements of Cash Flows
(in thousands)

		Year Ended December 31,				
		2022		2021		2020
Operating activities						
Net income (loss)	$	19,996	$	18,342	$	(2,499)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Depreciation expense		40,008		33,825		26,747
Amortization of acquired lease intangible assets		16,627		12,963		9,567
Amortization of above market leases, net		1,027		520		504
Amortization of debt issuance costs and other		2,201		1,982		1,450
Stock-based compensation expense		4,681		5,810		5,319
Capitalized preacquisition and other costs charged to expense		472		168		131
Reserve for uncollectible accounts, net		—		183		963
Gain on sale of investment property		(6,753)		(1,069)		—
Other		21		62		(16)
Changes in operating assets and liabilities:						
Tenant receivables		(2,970)		(657)		(1,602)
Deferred assets		(4,339)		(5,298)		(5,761)
Other assets and liabilities		586		12		(247)
Accounts payable and accrued expenses		4,063		1,924		1,562
Security deposits		921		200		129
Accrued management fee due to related party		—		—		(1,727)
Net cash provided by operating activities		76,541		68,967		34,520
Investing activities						
Purchase of land, buildings, and other tangible and intangible assets and liabilities		(150,927)		(192,255)		(217,675)
Internalization - cash paid for acquisition of former advisor, net of cash acquired of $559		—		—		(5,093)
Net proceeds from sale of investment property		17,889		5,479		—
Escrow deposits for purchase of properties		98		1,576		180
Advances (made to) repayments received from related parties		(38)		(60)		28
Payment received on loan made to a tenant		1,000		—		—
Capital expenditures on existing real estate investments		(5,274)		(9,405)		(1,112)
Net cash used in investing activities		(137,252)		(194,665)		(223,672)
Financing activities						
Net proceeds received from common equity offerings		9,896		205,522		53,088
Escrow deposits required by third party lenders		(1,974)		(2,716)		(1,539)
Proceeds from notes payable		—		—		14,800
Repayment of notes payable		(1,158)		(8,003)		(419)
Proceeds from Credit Facility		138,600		221,600		238,400
Repayment of Credit Facility		(15,500)		(224,200)		(64,550)
Payment of debt issuance costs		(3,215)		(6,177)		(1,294)
Dividends paid to common stockholders, and OP Unit and LTIP Unit holders		(58,420)		(52,500)		(39,944)
Dividends paid to preferred stockholders		(5,822)		(5,822)		(5,822)
Net cash provided by financing activities		62,407		127,704		192,720
Net increase in cash and cash equivalents and restricted cash		1,696		2,006		3,568
Cash and cash equivalents and restricted cash—beginning of period		12,759		10,753		7,185
Cash and cash equivalents and restricted cash—end of period	$	14,455	$	12,759	$	10,753
Supplemental cash flow information:						
Cash payments for interest	$	21,619	$	17,707	$	16,907
Noncash financing and investing activities:						
Accrued dividends payable	$	15,821	$	15,668	$	12,470
Interest rate swap agreements fair value change recognized in other comprehensive income (loss)	$	(41,310)	$	(11,583)	$	11,545
OP Units and LTIP Units redeemed for common stock	$	682	$	1,039	$	18,187
Loan assumed in connection with a facility acquisition	$	1,513	$	—	$	12,074
Accrued common stock offering costs	$	—	$	—	$	80
Accrued capital expenditures included in accounts payable and accrued expenses	$	1,365	$	1,220	$	698

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL MEDICAL REIT INC.
Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 1 – Organization

Global Medical REIT Inc. (the "Company") is a Maryland corporation and internally managed REIT that owns and acquires healthcare facilities and leases those facilities to physician groups and regional and national healthcare systems. The Company holds its facilities and conducts its operations through a Delaware limited partnership subsidiary named Global Medical REIT L.P. (the "Operating Partnership") and a taxable REIT subsidiary ("TRS"). The Company serves as the sole general partner of the Operating Partnership through a wholly owned subsidiary of the Company named Global Medical REIT GP LLC, a Delaware limited liability company. As of December 31, 2022, the Company was the 93.97% limited partner of the Operating Partnership, with an aggregate of 6.03% of the Operating Partnership owned by holders of long-term incentive plan units ("LTIP Units") and third-party limited partners who contributed properties or services to the Operating Partnership in exchange for common limited partnership units ("OP Units"). The Company's common stock is listed on the New York Stock Exchange under the ticker symbol "GMRE." The Company's Series A Preferred Stock is listed on the New York Stock Exchange under the ticker symbol "GMRE PrA."

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company presents the portion of any equity it does not own but controls (and thus consolidates) as noncontrolling interest. Noncontrolling interest in the Company includes the LTIP Units that have been granted to directors, officers and affiliates of the Company and the OP Units held by third parties. Refer to Note 5 – "Equity" and Note 7 – "Stock-Based Compensation" for additional information regarding the OP Units and LTIP Units.

The Company classifies noncontrolling interest as a component of consolidated equity on its Consolidated Balance Sheets, separate from the Company's total equity. The Company's net income or loss is allocated to noncontrolling interests based on the respective ownership or voting percentage in the Operating Partnership associated with such noncontrolling interests and is removed from consolidated income or loss on the Consolidated Statements of Operations in order to derive net income or loss attributable to common stockholders. The noncontrolling ownership percentage is calculated by dividing the aggregate number of LTIP Units and OP Units by the total number of units and shares outstanding. Any future issuances of additional LTIP Units or OP Units would change the noncontrolling ownership interest.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and footnotes. Actual results could differ from those estimates.

Investment in Real Estate

The Company determines when an acquisition meets the definition of a business or alternatively should be accounted for as an asset acquisition in accordance with Accounting Standard Codification ("ASC") Topic 805 "Business Combinations" ("ASC Topic 805"), which requires that, when substantially all of the fair value of an acquisition is concentrated in a single identifiable asset or a group of similar identifiable assets, the asset or group of similar identifiable assets does not meet the definition of a business and therefore is required to be accounted for as an asset acquisition. Transaction costs are capitalized for asset acquisitions and expensed as incurred for business combinations. All of the Company's facility acquisitions for the years ended December 31, 2022 and 2021 were accounted for as asset acquisitions because substantially all of the fair value of the gross assets the Company acquired were concentrated in a single asset or group of similar identifiable assets.

For asset acquisitions that are "owner occupied" (meaning that the seller either is the tenant or controls the tenant), the purchase price, including capitalized acquisition costs, will be allocated to land and building based on their relative fair values with no value allocated to intangible assets or liabilities. For asset acquisitions where there is a lease in place but not "owner occupied," the Company will allocate the purchase price to tangible assets and any intangible assets acquired or liabilities assumed based on their relative fair values. Fair value is determined based upon the guidance of ASC Topic 820, "Fair Value Measurements and Disclosures," and generally are determined using Level 2 inputs, such as rent comparables, sales comparables, and broker indications. Although Level 3 Inputs are utilized, they are minor in comparison to the Level 2 data used for the primary assumptions. The determination of fair value involves the use of significant judgment and estimates. We make estimates to determine the fair value of the tangible and intangible assets acquired and liabilities assumed using information obtained from multiple sources, including pre-acquisition due diligence, and we routinely utilize the assistance of a third-party appraiser.

Valuation of tangible assets:

The fair value of land is determined using the sales comparison approach whereby recent comparable land sales and listings are gathered and summarized. The available market data is analyzed and compared to the land being valued and adjustments are made for dissimilar characteristics such as market conditions, size, and location. The Company estimates the fair value of buildings acquired on an as-if-vacant basis and depreciates the building value over its estimated remaining life. Fair value is primarily based on estimated cash flow projections that utilize discount and/or capitalization rates as well as available market information. The Company determines the fair value of site improvements (non-building improvements that include paving and other) using the cost approach, with a deduction for depreciation, and depreciates the site improvements over their estimated remaining useful lives. Tenant improvements represent fixed improvements to tenant spaces, the fair value of which is estimated using prevailing market tenant improvement allowances. Tenant improvements are amortized over the remaining term of the lease.

Valuation of intangible assets:

In determining the fair value of in-place leases (the avoided cost associated with existing in-place leases) management considers current market conditions and costs to execute similar leases in arriving at an estimate of the carrying costs during the expected lease-up period from vacant to existing occupancy. In estimating carrying costs, management includes reimbursable (based on market lease terms) real estate taxes, insurance, other operating expenses, as well as estimates of lost market rental revenue during the expected lease-up periods. The values assigned to in-place leases are amortized over the remaining term of the lease.

The fair value of above-or-below market leases is estimated based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between contractual amounts to be received pursuant to the leases and management's estimate of market lease rates measured over a period equal to the estimated remaining term of the lease. An above market lease is classified as an intangible asset and a below market lease is classified as an intangible liability. The capitalized above-market or below-market lease intangibles are amortized as a reduction of, or an addition to, rental income over the estimated remaining term of the respective leases.

Intangible assets related to leasing costs consist of leasing commissions and legal fees. Leasing commissions are estimated by multiplying the remaining contract rent associated with each lease by a market leasing commission. Legal fees represent legal costs associated with writing, reviewing, and sometimes negotiating various lease terms. Leasing costs are amortized over the remaining useful life of the respective leases.

Revenue Recognition

The Company's operations primarily consist of rental revenue earned from tenants under leasing arrangements which provide for minimum rent and escalations. The leases have been accounted for as operating leases. For operating leases with contingent rental escalators, revenue is recorded based on the contractual cash rental payments due during the period. Revenue from leases with fixed annual rental escalators are recognized on a straight-line basis over the initial lease term, subject to a collectability assessment, with the difference between the contractual rental receipts and the straight-line amounts recorded as a "deferred rent receivable." Additionally, the Company recognizes as a component of rental revenue, "expense recoveries" revenue, which represents revenue recognized related to tenant reimbursement of real estate taxes, insurance, and certain other operating expenses ("tenant reimbursements"). The Company recognizes these reimbursements and related expenses on a gross basis in its Consolidated Statements of Operations.

Assets Held for Sale and Sales of Real Estate

The Company classifies a property as held for sale when the following criteria are met: (i) management, having the authority to approve action, commits to a plan to sell the property in its present condition, (ii) the sale of the property is at a price reasonable in relation to its current fair value and (iii) the sale is probable and expected to be completed within one year. At that time, the Company presents the assets and obligations associated with the real estate held for sale separately in its Consolidated Balance Sheets and ceases recording depreciation and amortization expense related to that asset. Real estate held for sale is reported at the lower of its carrying amount or its estimated fair value less estimated costs to sell. None of the Company's properties were classified as held for sale as of December 31, 2022 or 2021.

Upon the disposition of a property, the Company recognizes a gain or loss at a point in time when the Company determines control of the underlying asset has been transferred to the buyer. The Company's performance obligation is generally satisfied at the closing of the transaction. Any continuing involvement is analyzed as a separate performance obligation in the contract, and a portion of the sales price is allocated to each performance obligation. There is significant judgment applied to estimate the amount of variable consideration, if any, identified within the sales price and assess its probability of occurrence based on current market information, historical transactions, and forecasted information that is reasonably available.

For sales of real estate (or assets classified as held for sale), the Company evaluates whether the disposition is a strategic shift that will have a major effect on the Company's operations and financial results, and, if so, it will be classified as discontinued operations in the Company's consolidated financial statements for all periods presented.

Impairment of Long-Lived Assets

The Company evaluates its real estate assets for impairment at each reporting date or whenever events or circumstances indicate that its carrying amount may not be recoverable. If an impairment indicator exists, the Company compares the expected future undiscounted cash flows against the carrying amount of the asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, the Company would record an impairment loss for the difference between the estimated fair value and the carrying amount of the asset.

Cash and Cash Equivalents and Restricted Cash

The Company considers all demand deposits, cashier's checks, money market accounts, and certificates of deposit with a maturity of three months or less to be cash equivalents. Amounts included in restricted cash represent (1) certain security deposits received from tenants at the inception of their leases; (2) cash required to be held by a third-party lender as a reserve for debt service; and (3) funds held by the Company related to tenant reimbursements. The following table provides a reconciliation of the Company's cash and cash equivalents and restricted cash that sums to the total of those amounts at the end of the periods presented on the Company's accompanying Consolidated Statements of Cash Flows:

	As of December 31,	
	2022	2021
Cash and cash equivalents	$ 4,016	$ 7,213
Restricted cash	10,439	5,546
Total cash and cash equivalents and restricted cash	$ 14,455	$ 12,759

Tenant Receivables, Net

The tenant receivable balance as of December 31, 2022 and 2021 was $8,040 and $6,070, respectively. The balance as of December 31, 2022 consisted of $1,348 in funds owed from the Company's tenants for rent that the Company had earned but had not yet received, $143 for a loan that was made to one of the Company's tenants, $5,520 of tenant reimbursements, and $1,029 of miscellaneous receivables. The balance as of December 31, 2021 consisted of $1,309 in funds owed from the Company's tenants for rent that the Company had earned but had not yet received, $1,158 of loans that were made to two of the Company's tenants, and $3,603 of tenant reimbursements.

Receivables arising from operating leases are accounted for in accordance with ASC Topic 842 "Leases" ("ASC Topic 842"). The Company assesses the likelihood of losses resulting from tenant defaults, or the inability of tenants to make contractual rent and tenant reimbursements at each reporting date. The Company also monitors the liquidity and creditworthiness of its tenants and operators on a continuous basis. If the likelihood of a tenant paying its lease payments is determined to no longer be probable, all tenant receivables, including deferred rent, are written off against revenue and any future revenue for that tenant is recognized only upon receipt of cash. In addition, as of December 31, 2022 and 2021, the Company had a portfolio level reserve of $350 on those leases that were probable of collection to ensure that the tenant lease receivables were not overstated.

Escrow Deposits

The escrow balance as of December 31, 2022 and 2021 was $7,833 and $5,957, respectively. Escrow deposits include funds held in escrow to be used for the acquisition of properties in the future and for the payment of taxes, insurance, and other amounts as stipulated by the Company's Cantor Loan, as hereinafter defined.

Deferred Assets

The deferred assets balance as of December 31, 2022 and 2021 was $29,616 and $25,417, respectively. The balance as of December 31, 2022 consisted of $29,467 in deferred rent receivables resulting from the recognition of revenue from leases with fixed annual rental escalations on a straight-line basis and $149 of other deferred costs. The balance as of December 31, 2021 consisted of $25,356 in deferred rent receivables resulting from the recognition of revenue from leases with fixed annual rental escalations on a straight-line basis and $61 of other deferred costs.

Other Assets

The other assets balance as of December 31, 2022 and 2021 was $6,550 and $6,232, respectively. The balance as of December 31, 2022 consisted of $3,480 for right of use assets, $1,552 in capitalized construction in process costs, $1,380 in prepaid assets, and $138 for net capitalized software costs and miscellaneous assets. The balance as of December 31, 2021 consisted of $3,809 for right of use assets, $257 in preacquisition and other capitalized costs related to our properties, $1,916 in prepaid assets, and $250 for net capitalized software costs and miscellaneous assets. Refer to Note 8 – "Leases" for additional details on right of use assets.

Derivative Instruments - Interest Rate Swaps

As of December 31, 2022 and 2021, the Company's balance related to interest rate swap derivative instruments that were designated as cash flow hedges of interest rate risk was an asset of $34,705 and a net liability of $6,554, respectively. In accordance with the Company's risk management strategy, the purpose of the interest rate swaps is to manage interest rate risk for certain of the Company's variable-rate debt. The interest rate swaps involve the Company's receipt of variable-rate amounts from the counterparties in exchange for the Company making fixed-rate payments over the life of the agreements. The Company accounts for derivative instruments in accordance with the provisions of ASC Topic 815, "Derivatives and Hedging." Refer to Note 4 – "Credit Facility, Notes Payable and Derivative Instruments" for additional details.

Other Liabilities

The other liabilities balance as of December 31, 2022 and 2021 was $7,363 and $7,709, respectively. The balance as of December 31, 2022 consisted of $2,922 for right of use liabilities and $4,441 of prepaid rent. The balance as of December 31, 2021 consisted of $4,479 for right of use liabilities and $3,230 of prepaid rent. Refer to Note 8 – "Leases" for additional details on right of use liabilities.

Net Income (Loss) Attributable to Common Stockholders Per Share

The Company uses the treasury stock method to compute diluted net income or loss attributable to common stockholders per share. Basic net income or loss per share of common stock is computed by dividing net income or loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net income or loss per share of common stock is computed by dividing net income or loss attributable to common stockholders by the sum of the weighted average number of shares of common stock outstanding plus any potential dilutive shares for the period. OP Units and LTIP Units are not reflected in the diluted per share calculation because the exchange of OP Units and LTIP Units into common stock is on a one-for-one basis, and both are allocated net income on a per share basis equal to the common stock. Accordingly, any exchange would not have any effect on diluted net income (loss) available to common stockholders per share. The Company considered the requirements of the two-class method when computing earnings per share and determined that there would be no difference in its reported results if that method was utilized.

Debt Issuance Costs

Debt issuance costs include amounts paid to lenders and other third parties to obtain both fixed term and revolving debt and are amortized to interest expense on a straight-line basis over the term of the related debt. Refer to Note 4 – "Credit Facility, Notes Payable and Derivative Instruments" for additional details.

Related Party Disclosures

The Company enters into transactions with affiliated entities, or "related parties," which are recorded as receivables or payables in the accompanying Consolidated Balance Sheets. Related party disclosures are governed by ASC Topic 850, "Related Party Disclosures." Refer to Note 6 – "Related Party Transactions" for additional information regarding the Company's related party transactions.

Stock-Based Compensation

The Company grants LTIP Unit awards, including awards that vest over time and awards that vest based on achievement of specified performance criteria, to its employees and its independent directors. The Company accounts for all awards under ASC Topic 718, "Compensation-Stock Compensation." Refer to Note 7 – "Stock Based Compensation" for additional details.

Depreciation and Amortization Expense

Real estate and related assets are stated net of accumulated depreciation. Renovations, replacements and other expenditures that improve or extend the life of assets are capitalized and depreciated over their estimated useful lives. Expenditures for ordinary maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful life of the buildings, which are generally between 20 and 52 years, tenant improvements, which are generally between one and 19 years, and site improvements, which are generally between three and 15 years. Values assigned to in-place lease and leasing costs intangible assets are charged as amortization expense using the straight-line method over the remaining term of the respective leases.

Management Internalization Expense

Until July 9, 2020, the Company was externally managed and advised by its former advisor. On July 9, 2020, the Company completed its management internalization transaction, whereby the management agreement with the former advisor was terminated, the employees of the former advisor became employees of the Company and the functions previously performed by the former advisor were internalized by the Company. The total amount of consideration for the internalization transaction, after a working capital adjustment, was $17,746.

In accordance with ASC Topic 805, the portion of the consideration paid for the management internalization transaction that was attributed to the settlement of a preexisting contractual relationship (the management agreement) of $12,094 was recognized as "Management Internalization Expense" in the accompanying Consolidated Statements of Operations for the year ended December 31, 2020 and the $5,903 of excess consideration paid over the fair value of underlying identifiable net liabilities of the business acquired of $251 was recorded as "Goodwill" in the accompanying Consolidated Balance Sheets. The Company also incurred $1,911 of expense related to the management internalization transaction for the year ended December 31, 2020, which is also included in the "Management Internalization Expense" line item. The Company's Consolidated Statements of Operations for the year ended December 31, 2020, includes no revenue and $3,458 of net loss related to the operations of the business acquired subsequent to its acquisition.

The accompanying Consolidated Statements of Operations for the years ended December 31, 2022 and 2021 include the operations of the business acquired for the full year. The table below presents the unaudited revenue and net income attributable to common stockholders for the year ended December 31, 2020 on a pro forma basis as if the transaction occurred on January 1, 2020. The pro forma results are not necessarily indicative of the results that would have occurred if the business combination had occurred on the first day of the period presented, nor does the pro forma information purport to represent the results of operations for future periods.

	Year Ended December 31, 2020	
	(unaudited, in thousands)	
Pro forma total revenue	$	93,730
Pro forma net income attributable to common stockholders	$	5,524

Cash paid for the acquisition of the former advisor, after consideration of the settlement of a preexisting contractual relationship of $12,094 and net of cash acquired of $559 was $5,093 and is included as an "Investing" activity in the Company's Consolidated Statements of Cash Flows for year ended December 31, 2020.

Goodwill

As of December 31, 2022 and 2021, the Company's goodwill balance was $5,903. Goodwill represents the excess of consideration paid over the fair value of underlying identifiable net assets of businesses acquired. The Company's goodwill balance was derived from the management internalization transaction. Goodwill has an indefinite life and is not amortized, but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company's policy is to perform its annual goodwill impairment evaluation as of the first day of the fourth quarter of its fiscal year. The Company has one reporting unit.

Goodwill is evaluated for impairment either under a qualitative assessment option or a quantitative approach depending on the facts and circumstances of the reporting unit, consideration of the excess of the reporting unit's fair value over its carrying amount in previous assessments and changes in business environment.

When performing a qualitative assessment, the Company considers factors including, but not limited to, current macroeconomic conditions, industry and market conditions, cost factors, financial performance and other events relevant to the entity or the reporting unit to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the Company determines that it is more likely than not that the reporting unit's fair value is less than its carrying amount, a quantitative goodwill impairment test is performed.

When performing a quantitative goodwill impairment test, the reporting unit carrying value is compared to its fair value. Goodwill is deemed impaired if, and the impairment loss is recognized for the amount by which, the reporting unit carrying value exceeds its fair value.

Estimating the fair value of a reporting unit requires the exercise of significant judgment and assumptions including judgments about expected future cash flows, weighted-average cost of capital, discount rates and expected long-term growth rates. A significant change to these estimates and assumptions could cause the estimated fair values of our reporting unit to decline and increase the risk of an impairment charge to earnings.

The Company performed a qualitative analysis during the fourth quarter of the current fiscal year and determined that it was more likely than not that the fair value of the reporting unit was in excess of the reporting units carrying value, and as a result, a quantitative step one analysis was not necessary.

Income Taxes

The Company elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2016. A REIT is generally not subject to U.S. federal income taxes if it can meet many specific requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to U.S. federal and state income tax on its taxable income at regular corporate tax rates, and the Company could not re-elect REIT status until the fifth calendar year after the year in which the failure occurred. Even if the Company continues to qualify as a REIT, it may be subject to certain state or local income taxes, and the Company's TRS will be subject to U.S. federal, state, and local taxes on its income at regular corporate rates. The Company recognizes the tax effects of uncertain tax positions only if the position is more likely than not to be sustained upon audit, based on the technical merits of the position. The Company has not identified any material uncertain tax positions and recognizes interest and penalties in income tax expense, if applicable. The Company is currently not under examination by any income tax jurisdiction.

Fair Value of Financial Instruments

Fair value is a market-based measurement and should be determined based on the assumptions that market participants would use in pricing an asset or liability. In accordance with ASC Topic 820, the valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

- Level 1 - Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets;

- Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

- Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company considers the carrying values of cash and cash equivalents, escrow deposits, accounts and other receivables, and accounts payable and accrued expenses to approximate the fair value for these financial instruments because of the short period of time since origination or the short period of time between origination of the instruments and their expected realization. Due to the short-term nature of these instruments, Level 1 and Level 2 inputs are utilized to estimate the fair value of these financial instruments. The Company considers the carrying value of its debt to approximate fair value. The fair values determined related to the Company's interest rate swap transactions utilize Level 2 inputs, since there is heavy reliance on a variety of inputs including contractual terms, interest rate curves, yield curves, measure of volatility, and correlations of such inputs. The fair values determined related to the Company's acquisitions of real estate where the identification and recording of intangible assets and liabilities is required primarily utilize Level 2 inputs since there is heavy reliance on market observable data such as rent comparables, sales comparables, and broker indications. Although some Level 3 inputs are utilized, they are minor in comparison to the Level 2 date used for the primary assumptions as it relates to acquisitions of real estate.

Segment Reporting

ASC Topic 280, "Segment Reporting," establishes standards for reporting financial and descriptive information about a public entity's reportable segments. The Company has determined that it has one reportable segment, with activities related to investing in medical properties. The Company evaluates the operating performance of its investments on an individual asset level basis.

Note 3 – Property Portfolio

Summary of Properties Acquired During the Year Ended December 31, 2022

During the year ended December 31, 2022 the Company completed 14 acquisitions. For each acquisition, substantially all of the fair value was concentrated in a single identifiable asset or group of similar identifiable assets and, therefore, each acquisition represents an asset acquisition. Accordingly, transaction costs for these acquisitions were capitalized.

A rollforward of the gross investment in land, building, improvements, and acquired lease intangible assets as of December 31, 2022 resulting from these acquisitions is as follows:

	Land	Building	Site Improvements	Tenant Improvements	Acquired Lease Intangible Assets	Gross Investment in Real Estate
Balances as of December 31, 2021	$ 152,060	$ 985,091	$ 19,021	$ 58,900	$ 127,931	$ 1,343,003
Facility Acquired – Date Acquired:						
Gainesville – 2/4/22	555	3,899	76	199	575	5,304
Grand Rapids – 2/28/22	1,238	4,976	221	270	595	7,300
Sarasota – 3/29/22	747	3,703	84	331	1,263	6,128
Greenwood – 3/30/22	929	4,332	194	360	426	6,241
Fairbanks – 4/1/22	1,782	12,262	215	753	7,946	22,958
Rocky Point – 4/8/22	613	6,243	223	317	589	7,985
Fairfax – 5/11/22	4,012	13,238	399	310	3,304	21,263
Lee's Summit – 5/19/22	1,349	4,101	83	410	674	6,617
Lexington – 5/27/22	1,760	11,350	289	556	3,036	16,991
Toledo – 7/8/22	2,999	11,366	581	1,247	2,044	18,237
Lake Geneva – 7/26/22	444	4,612	141	230	725	6,152
Glenview – 9/1/22	1,448	6,258	241	279	912	9,138
Canandaigua – 9/16/22	578	11,118	370	489	1,493	14,048
Hermitage – 9/20/22	353	3,891	194	227	674	5,339
Capitalized costs[1]	141	1,419	41	1,416	396	3,413
Total Additions:	18,948	102,768	3,352	7,394	24,652	157,114
Disposition of Germantown – 7/1/22	(2,700)	(8,078)	(349)	(307)	(4,506)	(15,940)
Balances as of December 31, 2022	$ 168,308	$ 1,079,781	$ 22,024	$ 65,987	$ 148,077	$ 1,484,177

[1] Represents capital projects that were completed and placed in service during the year ended December 31, 2022 related to the Company's existing facilities.

Depreciation expense was $40,008, $33,825, and $26,747 for the years ended December 31, 2022, 2021, and 2020, respectively.

As of December 31, 2022, the Company had aggregate capital improvement commitments and obligations to improve, expand, and maintain the Company's existing facilities of approximately $30,088. Many of these amounts are subject to contingencies that make it difficult to predict when they will be utilized, if at all. In accordance with the terms of the Company's existing and proposed leases, capital improvement obligations in the next twelve months are expected to total approximately $10,299.

Summary of Properties Acquired During the Year Ended December 31, 2021

During the year ended December 31, 2021 the Company completed 20 acquisitions. For each acquisition, substantially all of the fair value was concentrated in a single identifiable asset or group of similar identifiable assets and, therefore, each acquisition represents an asset acquisition. Accordingly, transaction costs for these acquisitions were capitalized.

A rollforward of the gross investment in land, building, improvements, and acquired lease intangible assets as of December 31, 2021 resulting from these acquisitions is as follows:

	Land	Building	Site Improvements	Tenant Improvements	Acquired Lease Intangible Assets	Gross Investment in Real Estate
Balances as of December 31, 2020	$ 128,857	$ 851,427	$ 15,183	$ 49,204	$ 98,234	$ 1,142,905
Facility Acquired – Date Acquired:						
El Paso – 1/12/21	899	7,549	71	160	1,338	10,017
Syracuse – 1/15/21	616	4,745	128	136	772	6,397
West El Paso – 1/15/21	851	7,160	144	567	856	9,578
Fort Worth – 3/9/21	1,817	13,020	143	395	2,069	17,444
Port St. Lucie – 4/6/21	590	3,583	70	185	359	4,787
Cape Coral and Fort Myers – 4/13/21	5,623	20,155	480	1,132	4,311	31,701
Dallas – 4/16/21	3,101	2,593	63	469	493	6,719
East Grand Forks – 4/19/21	845	6,248	278	815	2,092	10,278
Coos Bay – 4/21/21	861	5,095	56	50	410	6,472
Caledonia – 6/2/21	582	2,669	66	96	497	3,910
Tallahassee – 6/2/21	782	6,720	137	387	1,218	9,244
Forsyth – 7/28/21	1,554	9,627	348	456	7,439	19,424
North Charleston – 7/29/21	927	4,248	106	801	1,098	7,180
Munster – 9/15/21	780	4,451	161	391	953	6,736
Hialeah – 9/30/21	—	9,633	264	716	1,231	11,844
Athens – 9/30/21	564	4,106	58	63	548	5,339
Lemoyne – 12/3/21	299	3,661	113	359	904	5,336
Athens 200 – 12/13/21	327	1,336	42	134	204	2,043
Mentor – 12/16/21	2,249	6,291	354	253	1,322	10,469
Oklahoma City – 12/20/21	727	5,839	261	495	1,583	8,905
Capitalized costs[1]	—	8,756 [2]	495	1,636	—	10,887
Total Additions:	23,994	137,485	3,838	9,696	29,697	204,710
Disposition of Prescott – 10/13/21	(791)	(3,821)	—	—	—	(4,612)
Balances as of December 31, 2021	$ 152,060	$ 985,091	$ 19,021	$ 58,900	$ 127,931	$ 1,343,003

[1] Represents capital projects that were completed and placed in service during the year ended December 31, 2021 related to the Company's existing facilities.

[2] During the year ended December 31, 2021, the Company completed and funded a $6,814 expansion at its Oklahoma City facility that was acquired in April 2019 with Mercy Rehabilitation Hospital as the tenant.

Lease Intangible Assets and Liabilities

The following is a summary of the carrying amount of lease intangible assets and liabilities as of December 31, 2022 and 2021:

	As of December 31, 2022		
	Cost	Accumulated Amortization	Net
Assets			
In-place leases	$ 82,374	$ (34,898)	$ 47,476
Above market leases	26,054	(7,321)	18,733
Leasing costs	39,649	(14,683)	24,966
	$ 148,077	$ (56,902)	$ 91,175
Liability			
Below market leases	$ 13,595	$ (5,982)	$ 7,613

	As of December 31, 2021		
	Cost	Accumulated Amortization	Net
Assets			
In-place leases	$ 70,527	$ (23,638)	$ 46,889
Above market leases	22,615	(6,407)	16,208
Leasing costs	34,789	(10,201)	24,588
	$ 127,931	$ (40,246)	$ 87,685
Liability			
Below market leases	$ 11,842	$ (3,714)	$ 8,128

The following is a summary of the acquired lease intangible amortization:

	Year Ended December 31,		
	2022	2021	2020
Amortization expense related to in-place leases	$ 11,685	$ 9,046	$ 6,741
Amortization expense related to leasing costs	$ 4,942	$ 3,917	$ 2,826
Decrease in rental revenue related to above market leases	$ 3,295	$ 2,384	$ 1,657
Increase in rental revenue related to below market leases	$ (2,268)	$ (1,864)	$ (1,153)

As of December 31, 2022, scheduled future aggregate net amortization of the acquired lease intangible assets and liabilities for each year ended December 31 is listed below:

	Net Decrease in Revenue	Net Increase in Expenses
2023	$ (1,105)	$ 17,033
2024	(1,292)	14,849
2025	(1,826)	11,179
2026	(1,871)	9,168
2027	(1,416)	6,447
Thereafter	(3,610)	13,766
Total	$ (11,120)	$ 72,442

For the year ended December 31, 2022, the weighted average amortization period for asset lease intangibles and liability lease intangibles are 4.3 years and 3.2 years, respectively.

Note 4 – Credit Facility, Notes Payable and Derivative Instruments

Credit Facility

The Company, the Operating Partnership, as borrower, and certain of its subsidiaries (such subsidiaries, the "Subsidiary Guarantors") are parties to an amended and restated $900 million unsecured syndicated credit facility with JPMorgan Chase Bank, N.A. ("JPMorgan"), as administrative agent (the "Credit Facility"). The Credit Facility consists of (i) $500 million of term loans, which includes (a) a $350 million term loan ("Term Loan A") and (b) a $150 million term loan ("Term Loan B," and, together with Term Loan A, the "Term Loans"), and (ii) a $400 million revolver component (the "Revolver"). The Credit Facility also includes a $500 million accordion feature. Term Loan A matures in May 2026, Term Loan B matures in February 2028, and the Revolver matures in August 2026, with two six-month extension options. As of August 1, 2022, LIBOR-based interest rates on amounts outstanding under the Credit Facility were transitioned to a Secured Overnight Financing Rate ("SOFR") based interest rate equal to term SOFR plus a related spread adjustment of 10 basis points and a borrowing spread based on the current pricing grid in the Credit Facility. The Company may be entitled to a temporary reduction in the interest rate of two basis points provided it meets certain to be agreed upon sustainability goals.

The Operating Partnership is subject to a number of financial covenants under the amended Credit Facility, including, among other things, the following as of the end of each fiscal quarter, (i) a maximum consolidated unsecured leverage ratio of less than 60%, (ii) a maximum consolidated secured leverage ratio of less than 30%, (iii) a maximum consolidated secured recourse leverage ratio of less than 10%, (iv) a minimum fixed charge coverage ratio of 1.50:1.00, (v) a minimum unsecured interest coverage ratio of 1.50:1.00, (vi) a maximum consolidated leverage ratio of less than 60%, and (vii) a minimum net worth of $573 million plus 75% of all net proceeds raised through equity offerings subsequent to March 31, 2022. As of December 31, 2022, management believed it complied with all of the financial and non-financial covenants contained in the Credit Facility.

The Company has entered into interest rate swaps to hedge its interest rate risk on the Term Loans. For additional information related to the interest rate swaps, see the "Derivative Instruments - Interest Rate Swaps" section herein.

During the year ended December 31, 2022, the Company borrowed $138,600 under the Credit Facility and repaid $15,500, for a net amount borrowed of $123,100. During the year ended December 31, 2021, the Company borrowed $221,600 under the Credit Facility and repaid $224,200, for a net amount repaid of $2,600. Interest expense incurred on the Credit Facility was $20,274, $14,705, and $14,669 for the years ended December 31, 2022, 2021, and 2020, respectively.

As of December 2022 and 2021, the Company had the following outstanding borrowings under the Credit Facility:

	December 31, 2022	December 31, 2021
Revolver	$ 145,700	$ 172,600
Term Loan A	350,000	350,000
Term Loan B	150,000	—
Less: Unamortized debt issuance costs	(9,253)	(8,033)
Credit Facility, net	$ 636,447	$ 514,567

Costs incurred related to the Credit Facility, net of accumulated amortization, are netted against the Company's "Credit Facility, net of unamortized debt issuance costs" balance in the accompanying Consolidated Balance Sheets. The Company paid $3,215 and $6,177 related to amendments and modifications to the Credit Facility during the years ended December 31, 2022 and 2021, respectively. Amortization expense incurred was $1,995, $1,703, and $1,225 for the years ended December 31, 2022, 2021, and 2020, respectively, and is included in the "Interest Expense" line item in the accompanying Consolidated Statements of Operations.

Notes Payable, Net of Debt Issuance Costs

The Company's notes payable, net, includes four loans: (1) the Rosedale Loan, (2) the Dumfries Loan, (3) the Cantor Loan, and (4) the Toledo Loan, described in detail herein. The following table sets forth the balances of these loans as of December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021
Notes payable	$ 58,124	$ 57,769
Unamortized debt issuance costs	(452)	(607)
Notes payable, net	$ 57,672	$ 57,162

Amortization expense incurred related to the debt issuance costs on these loans was $155, $228, and $174, for the years ended December 31, 2022, 2021, and 2020, respectively, and is included in the "Interest Expense" line item in the accompanying Consolidated Statements of Operations.

Rosedale Loan

On July 31, 2020, in connection with its acquisition of the Rosedale Facilities, the Company, through certain of its wholly owned subsidiaries, as borrowers, entered into a loan with FVCbank with a principal balance of $14,800 ("the Rosedale Loan"). The Rosedale Loan has an annual interest rate of 3.85% and matures on July 31, 2025 with principal and interest payable monthly based on a 25-year amortization schedule. The Company, at its option, may prepay the loan, subject to a prepayment fee.

The Company made principal payments of $376 and $361 during the years ended December 31, 2022 and 2021, respectively. The loan balance as of December 31, 2022 and 2021 was $13,954 and $14,330, respectively. Interest expense incurred on this loan was $551, $566, and $249 for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, scheduled principal payments due for each year ended December 31 were as follows:

2023	$	391
2024		405
2025		13,158
Total	$	13,954

Dumfries Loan

On April 27, 2020, in connection with its acquisition of the Dumfries Facility, the Company, through a wholly owned subsidiary, assumed a CMBS loan with a principal amount of $12,074 ("the Dumfries Loan"). The Dumfries Loan has an annual interest rate of 4.68% and matures on June 1, 2024 with principal and interest payable monthly based on a ten-year amortization schedule. The Company, at its option, may prepay the loan, subject to a prepayment premium.

The Company made principal payments of $288 and $275 during the years ended December 31, 2022 and 2021, respectively. The loan balance as of December 31, 2022 and 2021 was $11,336 and $11,624, respectively. Interest expense incurred on this loan was $537, $550, and $383 for years ended December 31, 2022, 2021, and 2020, respectively.

As of December 31, 2022, scheduled principal payments due for each year ended December 31 were as follows:

2023	$	302
2024		11,034
Total	$	11,336

Cantor Loan

On March 31, 2016, through certain of its wholly owned subsidiaries (the "GMR Loan Subsidiaries"), the Company entered into a $32,097 CMBS loan (the "Cantor Loan"). The Cantor Loan has a maturity date of April 6, 2026 and an annual interest rate of 5.22%. The Cantor Loan required interest-only payments through March 31, 2021 and thereafter principal and interest based on a 30-year amortization schedule. Prepayment can only occur within four months prior to the maturity date, subject to earlier defeasance. The Cantor Loan is secured by the assets of the GMR Loan Subsidiaries.

The Company made principal payments of $447 and $282 during the years ended December 31, 2022 and 2021, respectively. The loan balance as of December 31, 2022 and 2021 was $31,368 and $31,815, respectively. Interest expense incurred on this note was $1,673, $1,695, and $1,703 for the years ended December 31, 2022, 2021, and 2020, respectively.

As of December 31, 2022, scheduled principal payments due for each fiscal year ended December 31 are as follows:

2023	$	471
2024		492
2025		523
2026		29,882
Total	$	31,368

Toledo Loan

On July 8, 2022, in connection with its acquisition of the Toledo Facility, the Company, through its wholly owned subsidiary GMR Toledo LLC, assumed a loan with a principal amount of $1,513 ("the Toledo Loan"). The Toledo Loan has an annual interest rate of 5.0% with semi-annual principal and interest payments. The Company made principal payments of $47 during the year ended December 31, 2022. The loan balance as of December 31, 2022 was $1,466. Interest expense incurred on this loan was $45 for the year ended December 31, 2022. The Toledo Loan matures on July 30, 2033.

Derivative Instruments - Interest Rate Swaps

The Company has six interest rate swaps and nine forward starting interest rate swaps that are used to manage its interest rate risk by fixing the SOFR component of the Term Loans through their maturities. A description of these swaps is below:

Term Loan A Swaps

As of December 31, 2022, six of the Company's interest rate swaps related to Term Loan A. The notional value of these swaps is $350 million, with $150 million of the swaps maturing in August 2023 and the remaining $200 million maturing in August 2024. In addition, the Company has five forward starting interest rate swaps at notional amounts equal to the existing Term Loan A interest rate swaps that will be effective on the maturity dates of Term Loan A's existing interest rate swaps. These forward starting swaps each have a maturity date of April 2026. Currently, the Term Loan A swaps fix the SOFR component of Term Loan A at a rate of 1.80% through August 2023. Subsequently, from August 2023 to August 2024 the SOFR component of Term Loan A will be fixed at 1.50%. Finally, from August 2024 to April 2026 the SOFR component of Term Loan A will be fixed at 1.36%.

Term Loan B Swaps

On August 2, 2022, the Company entered into four forward starting interest rate swaps related to Term Loan B with a notional value of $150 million that, beginning on October 1, 2022, fix the SOFR component on Term Loan B through January 2028 at 2.54%.

The Company records the swaps either as an asset or a liability measured at its fair value at each reporting period. When hedge accounting is applied, the change in the fair value of derivatives designated and that qualify as cash flow hedges is (i) recorded in accumulated other comprehensive loss in the equity section of the Company's Consolidated Balance Sheets and (ii) subsequently reclassified into earnings as interest expense for the period that the hedged forecasted transactions affect earnings. If specific hedge accounting criteria are not met, changes in the Company's derivative instruments' fair value are recognized currently as an adjustment to net income.

The Company's interest rate swaps are not traded on an exchange. The Company's interest rate swaps are recorded at fair value based on a variety of observable inputs including contractual terms, interest rate curves, yield curves, measure of volatility, and correlations of such inputs. The Company measures its derivatives at fair value on a recurring basis based on the expected size of future cash flows on a discounted basis and incorporating a measure of non-performance risk. The fair values are based on Level 2 inputs within the framework of ASC Topic 820. The Company considers its own credit risk, as well as the credit risk of its counterparties, when evaluating the fair value of its derivative instruments.

The fair value of the Company's interest rate swaps was an asset of $34,705 and a net liability of $6,554 as of December 31, 2022 and 2021, respectively. The gross balances are included in the "Derivative Asset" and "Derivative Liability" line items on the Company's Consolidated Balance Sheets as of December 31, 2022 and 2021, respectively.

The table below details the components of the amounts presented on the accompanying Consolidated Statements of Comprehensive Income (Loss) recognized on the Company's interest rate swap agreements designated as cash flow hedges for the years ended December 31, 2022, 2021, and 2020.

	Years Ended December 31,		
	2022	2021	2020
Amount of (gain) loss recognized in other comprehensive income (loss)	$ (41,068)	$ (5,220)	$ 16,451
Amount of loss reclassified from accumulated other comprehensive income (loss) into interest expense	(242)	(6,363)	(4,906)
Total change in accumulated other comprehensive income (loss)	$ (41,310)	$ (11,583)	$ 11,545

During the next twelve months, the Company estimates that an additional $14,091 will be reclassified as a decrease to interest expense. Additionally, during the years ended December 31, 2022, 2021, and 2020, the Company recorded total interest expense in its Consolidated Statements of Operations of $25,230, $19,696, and $18,680, respectively.

Weighted-Average Interest Rate and Term

The weighted average interest rate and term of the Company's debt was 4.20% and 3.93 years, respectively, at December 31, 2022, compared to 2.87% and 4.28 years, respectively, as of December 31, 2021.

Note 5 –Equity

Preferred Stock

The Company's charter authorizes the issuance of 10,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2022 and 2021, there were 3,105 shares of Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock"), issued and outstanding. The Series A Preferred Stock has a liquidation preference of $25 per share.

Preferred stock dividend activity for the years ended December 31, 2022 and 2021 is summarized in the following table:

Date Announced	Record Date	Applicable Quarter	Payment Date	Quarterly Dividend	Dividends per Share
December 16, 2020	January 15, 2021	Q4 2020	February 1, 2021	$ 1,455	$ 0.46875
March 3, 2021	April 15, 2021	Q1 2021	April 30, 2021	$ 1,455	$ 0.46875
June 10, 2021	July 15, 2021	Q2 2021	August 2, 2021	$ 1,455	$ 0.46875
September 10, 2021	October 15, 2021	Q3 2021	November 1, 2021	$ 1,455	$ 0.46875
December 10, 2021	January 15, 2022	Q4 2021	January 31, 2022	$ 1,455	$ 0.46875
March 11, 2022	April 15, 2022	Q1 2022	May 2, 2022	$ 1,455	$ 0.46875
June 10, 2022	July 15, 2022	Q2 2022	August 1, 2022	$ 1,455	$ 0.46875
September 9, 2022	October 15, 2022	Q3 2022	October 31, 2022	$ 1,455	$ 0.46875
December 7, 2022	January 15, 2023	Q4 2022	January 31, 2023	$ 1,455 (1)	$ 0.46875

(1) Two months of this amount, equal to $970, was accrued at December 31, 2022.

The holders of the Series A Preferred Stock are entitled to receive dividend payments only when, as and if declared by the Company's board of directors (the "Board") (or a duly authorized committee of the Board). Dividends will accrue or be payable in cash from the original issue date, on a cumulative basis, quarterly in arrears on each dividend payment date at a fixed rate per annum equal to 7.50% of the liquidation preference of $25 per share (equivalent to $1.875 per share on an annual basis). In September 2022, the Series A Preferred Stock became eligible for partial or full redemption by the Company. As of December 31, 2022, the Company had not redeemed any of its Series A Preferred Stock. Dividends on the Series A Preferred Stock will be cumulative and will accrue whether or not (i) funds are legally available for the payment of those dividends, (ii) the Company has earnings or (iii) those dividends are declared by the Board. The quarterly dividend payment dates on the Series A Preferred Stock are January 31, April 30, July 31 and October 31 of each year. During each of the years ended December 31, 2022 and 2021, the Company paid preferred dividends of $5,822.

Common Stock

The Company has 500,000 of authorized shares of common stock, $0.001 par value. As of December 31, 2022 and 2021, there were 65,518 and 64,880 outstanding shares of common stock, respectively.

Common stock dividend activity for the years ended December 31, 2022 and 2021 is summarized in the following table:

Date Announced	Record Date	Applicable Quarter	Payment Date	Dividend Amount[1]	Dividends per Share
December 16, 2020	December 28, 2020	Q4 2020	January 11, 2021	$ 10,573	$ 0.20
March 3, 2021	March 24, 2021	Q1 2021	April 8, 2021	$ 13,260	$ 0.205
June 10, 2021	June 24, 2021	Q2 2021	July 8, 2021	$ 13,964	$ 0.205
September 10, 2021	September 24, 2021	Q3 2021	October 8, 2021	$ 13,961	$ 0.205
December 10, 2021	December 27, 2021	Q4 2021	January 10, 2022	$ 14,055	$ 0.205
March 11, 2022	March 25, 2022	Q1 2022	April 8, 2022	$ 14,611	$ 0.21
June 10, 2022	June 24, 2022	Q2 2022	July 8, 2022	$ 14,642	$ 0.21
September 9, 2022	September 23, 2022	Q3 2022	October 11, 2022	$ 14,642	$ 0.21
December 7, 2022	December 22, 2022	Q4 2022	January 9, 2023	$ 14,642	$ 0.21

[1]   Includes dividends on granted LTIP Units and OP Units issued to third parties.

During the years ended December 31, 2022 and 2021, the Company paid total dividends on its common stock, LTIP Units, and OP Units in the aggregate amount of $58,420 and $52,500, respectively.

As of December 31, 2022 and 2021, the Company had accrued dividend balances of $209 and $643 for dividends payable on the aggregate annual and long-term LTIP Units that are subject to retroactive receipt of dividends on the amount of LTIP Units ultimately earned. During the year ended December 31, 2022, $36 of dividends were accrued and $470 of dividends were paid related to these units. During the year ended December 31, 2021, $458 of dividends were accrued and $742 of dividends were paid related to these units.

The amount of the dividends paid to the Company's stockholders is determined by the Company's Board and is dependent on a number of factors, including funds available for payment of dividends, the Company's financial condition and capital expenditure requirements except that, in accordance with the Company's organizational documents and Maryland law, the Company may not make dividend distributions that would: (i) cause it to be unable to pay its debts as they become due in the usual course of business; (ii) cause its total assets to be less than the sum of its total liabilities plus senior liquidation preferences; or (iii) jeopardize its ability to maintain its qualification as a REIT.

Capital Raising Activity

In March 2022, the Company and the Operating Partnership entered into a Sales Agreement with certain sales agents, pursuant to which the Company may offer and sell, from time to time, up to $300,000 of its common stock.

During the year ended December 31, 2022, the Company generated net proceeds of $10,104 through ATM equity issuances of 598 shares of the Company's common stock at an average offering price of $17.15 per share. During the year ended December 31, 2021, the Company generated net proceeds of $96,449 through equity issuances of 6,726 shares of the Company's common stock at an average offering price of $14.56 per share.

On March 18, 2021, the Company closed an underwritten public offering of its common stock, including the related option to purchase additional shares granted to the underwriters. These transactions resulted in the issuance of 8,625 shares of the Company's common stock at a public offering price of $13.30 per share, resulting in net proceeds to the Company of $109,550.

OP Units

During the year ended December 31, 2022, one OP Unit holder redeemed 35 OP Units for shares of the Company's common stock with an aggregate redemption value of $600. During the year ended December 31, 2021, three OP Unit holders redeemed an aggregate of 62 OP Units for shares of the Company's common stock with an aggregate redemption value of $919.

As of December 31, 2022 and 2021, there were 1,667 and 1,702 OP Units issued and outstanding, respectively, with an aggregate value of $8,480 and $9,080, respectively. The OP Unit value at issuance and redemption is based on the Company's closing share price on the date of the respective transaction and is included as a component of noncontrolling interest equity in the Company's Consolidated Balance Sheets as of December 31, 2022 and 2021. The Company has sufficient shares of common stock authorized pursuant to its charter to cover the redemption of outstanding OP Units.

Note 6 –Related Party Transactions

Related Party Balances

The due from related parties balance as of December 31, 2022 and 2021 was $200 and $163, respectively. These balances primarily consist of taxes paid on behalf of LTIP Unit and OP Unit holders that are reimbursable to the Company. The Company had no amounts due to related parties as of December 31, 2022 and 2021.

Management Agreement and Management Fees

On July 9, 2020, the Company completed the management internalization transaction. Prior to the completion of this transaction, the Company was subject to a management agreement dated July 1, 2016, by and between the Company and the former advisor. For the year ended December 31, 2020 (prior to the completion of the management internalization transaction) management fees of $4,024 were incurred and expensed by the Company.

Note 7 – Stock-Based Compensation

2016 Equity Incentive Plan

The 2016 Equity Incentive Plan, as amended (the "Plan"), is intended to assist the Company and its affiliates in recruiting and retaining employees of the Company, members of the Board, executive officers of the Company, and individuals who provide services to the Company and its affiliates.

The Plan is intended to permit the grant of both qualified and non-qualified options and the grant of stock appreciation rights, restricted stock, unrestricted stock, awards of restricted stock units, performance awards and other equity-based awards (including LTIP Units). Based on the grants outstanding as of December 31, 2022, there were 1,108 shares of common stock that remain available to be granted under the Plan. Units subject to awards under the Plan that are forfeited, cancelled, lapsed, or otherwise expired (excluding shares withheld to satisfy exercise prices or tax withholding obligations) are available for grant.

Time-Based Grants

During the year ended December 31, 2022, pursuant to the recommendation of the Compensation Committee of the Board (the "Compensation Committee"), the Board approved the following LTIP Unit activity:

Date	Description	Number of Units Issued	Vesting Dates
March 4, 2022	Final awards under the 2019 Long-Term Incentive Plan	163	50% on March 4, 2022; and 50% on March 4, 2023
February 24, 2022	Final awards under the 2021 Annual Incentive Plan	91	50% on February 24, 2022; and 50% on February 24, 2023
February 24, 2022	Time-based awards under the 2022 Long-Term Incentive Plan	75	100% on February 24, 2025
May 11, 2022	Annual awards to independent directors	32	100% on May 11, 2023

During the year ended December 31, 2022, there were five vested LTIP Units redeemed for the Company's common stock. A detail of the Company's outstanding time-based LTIP Units as of December 31, 2022 is as follows:

Vested units	1,991
Unvested units	548
LTIP Units outstanding as of December 31, 2022	2,539

Performance Based Awards

The Board has approved annual performance-based LTIP awards ("Annual Awards") and long-term performance-based LTIP awards ("Long-Term Awards") to the executive officers and other employees of the Company. As described below, the Annual Awards have one-year performance periods and the Long-Term Awards have three-year performance periods. In addition to meeting specified performance metrics, vesting in both the Annual Awards and the Long-Term Awards is subject to service requirements.

During the year ended December 31, 2022, six performance-based LTIP awards collectively under the 2021 and 2022 programs were forfeited. A detail of the Company's Long-Term Awards under the 2020 and 2021 programs, and the Annual Awards and Long-Term Awards under the 2022 program as of December 31, 2022 is as follows:

2020 Long-Term Awards	68
2021 Long-Term Awards	73
2022 Annual Awards [1]	86
2022 Long-Term Awards [2]	104
Total target performance awards as of December 31, 2022	331

[1] Approved by the Board on February 24, 2022. The number of target LTIP Units was based on the average closing price of the Company's common stock reported on the New York Stock Exchange ("NYSE") over the 15 trading days preceding the grant date.

[2] Approved by the Board on February 24, 2022. The number of target LTIP Units was based on the fair value of the Long-Term Awards as determined by an independent valuation consultant.

Annual Awards. The Annual Awards are subject to the terms and conditions of LTIP Annual Award Agreements ("LTIP Annual Award Agreements") between the Company and each grantee.

The Compensation Committee and Board established performance goals for the year ending December 31, 2022, as set forth in the 2022 LTIP Annual Award Agreements (the "Performance Goals") that will be used to determine the number of LTIP Units earned by each grantee. As of December 31, 2022, management estimated that the Performance Goals would be met at an 85% level and, accordingly, cumulative stock-based compensation expense during the year ended December 31, 2022 reflects management's estimate that 85% of these awards will be earned. As soon as reasonably practicable following the first anniversary of the Annual Awards grant date, the Compensation Committee and Board will determine the extent to which the Company has achieved each of the Performance Goals (expressed as a percentage) and, based on such determination, will calculate the number of LTIP Units that each grantee is entitled to receive. Each grantee may earn up to 150% of the number of his/her target LTIP Units. Any 2022 Annual Award LTIP Units that are not earned will be forfeited and cancelled.

Vesting. LTIP Units that are earned as of the end of the applicable performance period will vest in two installments as follows: 50% of the earned LTIP Units will become vested on February 28, 2023 (the end of the performance period) and 50% of the earned LTIP Units become vested on February 28, 2024, the one year anniversary of the initial vesting date. Vesting may be accelerated under certain circumstances such as a "change-in-control" transaction or a "qualified termination" event.

Distributions. Distributions equal to the dividends declared and paid by the Company will accrue during the applicable performance period on the maximum number of LTIP Units that the grantee could earn and will be paid with respect to all of the earned LTIP Units at the conclusion of the applicable performance period, in cash or by the issuance of additional LTIP Units at the discretion of the Compensation Committee.

Long-Term Awards. The Long-Term Awards are subject to the terms and conditions of their related LTIP Long-Term Award Agreements (collectively the "LTIP Long-Term Award Agreements") between the Company and each grantee. The number of LTIP Units that each grantee earns under the LTIP Long-Term Award Agreements will be determined following the conclusion of a three-year performance period based on the Company's total stockholder return ("TSR"), which is determined based on a combination of appreciation in stock price and dividends paid during the performance period. Each grantee may earn up to 200% of the number of target LTIP Units covered by the grantee's Long-Term Award. Any target LTIP Units that are not earned will be forfeited and cancelled. The number of LTIP Units earned under the Long-Term Awards will be determined as soon as reasonably practicable following the end of the applicable three-year performance period based on the Company's TSR on an absolute basis (as to 75% of the Long-Term Award) and relative to the companies that comprised the Dow Jones U.S. Real Estate Health Care Index (the "Index") (as to 25% of the Long-Term Award).

Vesting. LTIP Units that are earned as of the end of the applicable three-year performance period will vest in two installments as follows; 50% of the earned LTIP Units will vest upon the day prior to the third anniversary of the respective grant dates and the remaining 50% will vest on the one year anniversary of the initial vesting date. Vesting may be accelerated under certain circumstances such as a "change-in-control" transaction or a "qualified termination" event.

Distributions. Pursuant to the LTIP Long-Term Award Agreements, distributions equal to the dividends declared and paid by the Company will accrue during the applicable performance period on the maximum number of LTIP Units that the grantee could earn and will be paid with respect to all of the earned LTIP Units at the conclusion of the applicable performance period, in cash or by the issuance of additional LTIP Units at the discretion of the Compensation Committee.

Stock-Based Compensation Expense

The Company's prospective compensation expense for all unvested LTIP Units, Annual Awards, and Long-Term Awards is recognized using the adoption date fair value of the awards, with no remeasurement required. Compensation expense for future LTIP Unit grants, Annual Awards, and Long-Term Awards is based on the grant date fair value of the units/awards, with no subsequent remeasurement required.

As the Long-Term Awards involve market-based performance conditions, the Company utilizes a Monte Carlo simulation to provide a grant date fair value for expense recognition. The Monte Carlo simulation is a generally accepted statistical technique used, in this instance, to simulate a range of possible future stock prices for the Company and the members of the Index over the Performance Periods. The purpose of this modeling is to use a probabilistic approach for estimating the fair value of the performance share award.

The assumptions used in the Monte Carlo simulation include beginning average stock price, valuation date stock price, expected volatilities, correlation coefficients, risk-free rate of interest, and expected dividend yield. The beginning average stock price is the beginning average stock price for the Company and each member of the Index for the 15 trading days leading up to the grant date of the Long-Term Award. The valuation date stock price is the closing stock price of the Company and each of the peer companies in the Index on the grant dates of the Long-Term Awards. The expected volatilities are modeled using the historical volatilities for the Company and the members of the Index. The correlation coefficients are calculated using the same data as the historical volatilities. The risk-free rate of interest is taken from the U.S. Treasury website and relates to the expected life of the remaining performance period on valuation or revaluation. Lastly, the dividend yield assumption is 0.0%, which is mathematically equivalent to reinvesting dividends in the issuing entity, which is part of the Company's award agreement assumptions.

Below are details regarding certain of the assumptions for the Long-Term Awards using Monte Carlo simulations:

	2022 Long-Term Awards	2021 Long-Term Awards	2020 Long-Term Awards
Fair value	$ 16.39	$ 14.86	$ 13.47
Target awards	106	76	70
Volatility	41.65 %	42.37 %	28.75 %
Risk-free rate	1.72 %	0.26 %	0.72 %
Dividend assumption	reinvested	reinvested	reinvested
Expected term in years	3	3	3

The Company incurred stock compensation expense of $4,681, $5,810, and $5,319, for the years ended December 31, 2022, 2021, and 2020, respectively, related to the grants awarded under the Plan. Compensation expense is included within "General and Administrative" expense in the Company's Consolidated Statements of Operations.

As of December 31, 2022, total unamortized compensation expense related to these awards of approximately $4.5 million is expected to be recognized over a weighted average remaining period of 1.4 years.

Note 8 – Leases

The Company operates as both a lessor and a lessee. As a lessor, the Company is required under ASC Topic 842 to account for leases using an approach that is substantially similar to ASC Topic 840's guidance for operating leases and other leases such as sales-type leases and direct financing leases. In addition, ASC Topic 842 requires lessors to capitalize and amortize only incremental direct leasing costs. As a lessee, the Company is required under the new standard to apply a dual approach, classifying leases, such as ground leases, as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase. This classification determines whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. ASC Topic 842 also requires lessees to record a right of use asset and a lease liability for all leases with an initial term of greater than a year regardless of their classification. The Company has also elected the practical expedient not to recognize right of use assets and lease liabilities for leases with a term of a year or less.

Information as Lessor

To generate positive cash flow, as a lessor, the Company leases its facilities to tenants in exchange for fixed monthly payments that cover rent, property taxes, insurance and certain cost recoveries, primarily common area maintenance ("CAM"). The Company's leases were determined to be operating leases and have a portfolio-average-lease-years remaining of approximately 10 years. Payments from the Company's tenants for CAM are considered nonlease components that are separated from lease components and are generally accounted for in accordance with the revenue recognition standard. However, the Company qualified for and elected the practical expedient related to combining the components because the lease component is classified as an operating lease and the timing and pattern of transfer of CAM income, which is not the predominant component, is the same as the lease component, for all asset classes. As such, consideration for CAM is accounted for as part of the overall consideration in the lease. Payments from customers for property taxes and insurance are considered non-components of the lease and therefore no consideration is allocated to them because they do not transfer a good or service to the customer. Fixed contractual payments from the Company's leases are recognized on a straight-line basis over the terms of the respective leases. This means that, with respect to a particular lease, actual amounts billed in accordance with the lease during any given period may be higher or lower than the amount of rental revenue recognized for the period. Straight-line rental revenue is commenced when the tenant assumes control of the leased premises. Accrued straight-line rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements.

Some of the Company's leases are subject to annual changes in the Consumer Price Index ("CPI"). Although increases in CPI are not estimated as part of the Company's measurement of straight-line rental revenue, for leases with base rent increases based on CPI, the amount of rent revenue recognized is adjusted in the period the changes in CPI are measured and effective. Additionally, some of the Company's leases have extension options.

Initial direct costs, primarily commissions, related to the leasing of our facilities are capitalized when material as incurred. Capitalized leasing costs are amortized on a straight-line basis over the remaining useful life of the respective leases. All other costs to negotiate or arrange a lease are expensed as incurred.

Lease-related receivables, which include accounts receivable and accrued straight-line rents receivable, are reduced for credit losses, if applicable. The Company regularly evaluates the collectability of its lease-related receivables. The Company's evaluation of collectability primarily consists of reviewing past due account balances and considering such factors as the credit quality of our tenant, historical trends of the tenant and changes in tenant payment terms. If the Company's assumptions regarding the collectability of lease-related receivables prove incorrect, the Company could experience credit losses in excess of what was recognized in rental and other revenues.

The Company recognized $137,167 and $115,804 of rental revenue related to operating lease payments for the years ended December 31, 2022 and 2021, respectively. Of these amounts $7,767 and $6,674, respectively, relate to variable rental revenue.

The aggregate annual cash to be received by the Company on the noncancelable operating leases related to its portfolio as of December 31, 2022 is as follows for the subsequent years ended December 31:

2023	$	118,790
2024		109,511
2025		96,346
2026		87,328
2027		74,589
Thereafter		327,264
Total	$	813,828

Information as Lessee

The Company has seven buildings located on land that is subject to operating ground leases with a weighted average remaining term of approximately 43 years. Rental payments on these leases are adjusted periodically based on either the CPI or on a pre-determined schedule. The monthly payments on a pre-determined schedule are recognized on a straight-line basis over the terms of the respective leases. Changes in the CPI are not estimated as part of our measurement of straight-line rental expense. The Company used a weighted average discount rate of approximately 7.5%, which was derived, using a portfolio approach, from our assessment of the credit quality of the Company and adjusted to reflect secured borrowing, estimated yield curves and long-term spread adjustments over appropriate tenors. Some of the Company's ground leases contain extension options and, where we determined it was reasonably certain that an extension would occur, they were included in our calculation of the right of use asset and liability. The Company recognized approximately $154 and $166 of ground lease expense, of which $154 and $122 was paid in cash, during the years ended December 31, 2022 and 2021, respectively.

The following table sets forth the undiscounted cash flows of our scheduled obligations for future lease payments on operating ground leases at December 31, 2022 and a reconciliation of those cash flows to the operating lease liability at December 31, 2022:

2023	$	206
2024		162
2025		163
2026		165
2027		165
Thereafter		5,877
Total		6,738
Discount		(3,816)
Lease liability	$	2,922

Tenant Concentration

During the year ended December 31, 2022, the Company's rental revenues were derived from 266 tenants leasing 118 facilities. During this period there were no tenants with rental revenue that exceeded 10% of the Company's rental revenue.

Note 9 – Commitments and Contingencies

Litigation

The Company is not presently subject to any material litigation nor, to its knowledge, is any material litigation threatened against the Company, which if determined unfavorably to the Company, would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Environmental Matters

The Company follows a policy of monitoring its properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist at its properties, the Company is not currently aware of any environmental liability with respect to its properties that would have a material effect on its financial position, results of operations, or cash flows. Additionally, the Company is not aware of any material environmental liability or any unasserted claim or assessment with respect to an environmental liability that management believes would require additional disclosure or the recording of a loss contingency.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are designed to ensure that the information required to be disclosed in our reports filed or submitted to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that information is accumulated and communicated to management, including the principal executive officer (our Chief Executive Officer) and principal financial officer (our Chief Financial Officer) as appropriate, to allow timely decisions regarding required disclosures. Our Chief Executive Officer (our "CEO") and Chief Financial Officer (our "CFO") evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this Report, the Company's disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of 2022 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for the preparation of our consolidated financial statements and related information. Management uses its best judgment to ensure that the consolidated financial statements present fairly, in all material respects, our financial position and results of operations in conformity with generally accepted accounting principles. Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in the Exchange Act. These internal controls are designed to provide reasonable assurance that the reported financial information is presented fairly, that disclosures are adequate and that the judgments inherent in the preparation of financial statements are reasonable. There are inherent limitations in the effectiveness of any system of internal controls including the possibility of human error and overriding of controls. Consequently, even an effective internal control system can only provide reasonable, not absolute, assurance with respect to reporting financial information.

Our internal control over financial reporting includes policies and procedures that: (i) pertain to maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles and that the receipts and expenditures of company assets are made in accordance with our management and directors' authorization; and (iii) provide reasonable assurance regarding the prevention of or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Under the supervision of management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal controls over financial reporting were effective as of December 31, 2022.

Deloitte & Touche LLP, an independent registered public accounting firm, audited our consolidated financial statements included in this Annual Report on Form 10-K and our internal control over financial reporting, and that firm's report on our internal control over financial reporting is set forth below.

March 1, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Global Medical REIT Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Global Medical REIT Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 1, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

McLean, VA
March 1, 2023

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.


PART III


ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference to the Company's definitive Proxy Statement to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the Company's definitive Proxy Statement to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the Company's definitive Proxy Statement to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the Company's definitive Proxy Statement to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the Company's definitive Proxy Statement to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

(a) (2) Financial Statement Schedule

SCHEDULE III

CONSOLIDATED REAL ESTATE AND ACCUMULATED DEPRECIATION

(dollars and OP Units in thousands)

		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Value at Close of Period						
Description	Encumb-rances	Land & Improv	Building & Improv	Land & Improv	Building & Improv	Land & Improv	Building & Improv	Total Assets	Acc Depr at 12.31.22	Year Built / Renov	Year Acquired	Life on Which Depreciation in Income Statement is Computed
Omaha-LTACH		$ —	$ 21,867	$ —	$ —	$ —	$ 21,867	$ 21,867	$ 4,685	2008	2014	(1)
Asheville-ASC		572	1,934	—	—	572	1,934	2,506	401	2002	2014	(1)
Pittsburgh-MOB/ASC		1,287	10,322	—	—	1,287	10,322	11,609	1,876	2006	2015	(1)
Memphis-MOB/ASC	(4)	2,705	17,451	—	—	2,705	17,451	20,156	3,039	(7)	2015	(1)
Plano-Surgical Hospital	(4)	1,050	16,696	—	—	1,050	16,696	17,746	2,892	2013	2016	(1)
Westland-MOB/ASC	(4)	230	4,520	—	—	230	4,520	4,750	763	2009	2016	(1)
Melbourne-MOB/Imaging	(4)	1,200	14,250	—	33	1,200	14,283	15,483	2,406	2012	2016	(1)
Reading-MOB/ASC		1,440	7,940	—	—	1,440	7,940	9,380	1,281	1992/2002	2016	(1)
East Orange-MOB		2,150	10,112	—	510	2,150	10,622	12,772	1,602	1996	2016	(1)
Watertown- MOB/Imaging		1,100	8,002	45	335	1,145	8,337	9,482	1,299	2011/2015	2016	(1)(3)
Sandusky-MOB		791	10,710	—	—	791	10,710	11,501	1,835	(8)	2016/2017	(1)
Carson City-MOB		760	3,268	—	—	760	3,268	4,028	504	1991	2016	(1)
Ellijay-MOB		914	3,337	—	—	914	3,337	4,251	784	2015	2016	(1)(2)(3)
Altoona-IRF		1,184	18,505	—	—	1,184	18,505	19,689	3,154	2000	2016	(1)(2)(3)
Mechanicsburg-IRF		810	21,451	—	—	810	21,451	22,261	3,568	2011	2016	(1)(2)(3)
Mesa-IRF		3,620	16,265	—	—	3,620	16,265	19,885	3,201	2011	2016	(1)(2)(3)
Lewisburg-MOB/Imaging		681	6,114	—	—	681	6,114	6,795	1,382	2006	2017	(1)(2)(3)
Cape Coral-MOB		353	7,017	—	—	353	7,017	7,370	836	2007	2017	(1)(3)
Las Cruces-MOB		397	4,618	40	32	437	4,650	5,087	791	2012	2017	(1)
Clermont-MOB		145	4,422	—	—	145	4,422	4,567	621	2014	2017	(1)(2)(3)
Oklahoma City-Surgical Hospital/Physical Therapy/ASC		2,953	38,724	—	—	2,953	38,724	41,677	6,425	2002/2007	2017	(1)(2)(3)
Brockport-MOB		693	7,097	—	—	693	7,097	7,790	1,325	2011	2017	(1)(2)(3)
Flower Mound-ASC		730	3,155	—	—	730	3,155	3,885	591	2014	2017	(1)(2)(3)

Sherman-IRF/ LTACH		1,601	25,011	—	2,447	1,601	27,458	29,059	3,840	2009	2017	(1)(2)
Lubbock-MOB		1,566	5,725	—	—	1,566	5,725	7,291	1,221	2004	2017	(1)(2)(3)
Austin-IRF		7,223	29,616	—	—	7,223	29,616	36,839	4,039	2012	2017	(1)(2)(3)
Fort Worth-MOB		1,738	3,726	—	—	1,738	3,726	5,464	671	2016	2017	(1)(2)(3)
Albertville-MOB		1,154	4,444	193	—	1,347	4,444	5,791	1,233	2007	2017	(1)(2)(3)
Moline-MOB/ASC		854	9,237	—	—	854	9,237	10,091	1,617	2004	2017	(1)(2)(3)
Lee’s Summit-MOB		571	2,929	—	—	571	2,929	3,500	778	2007	2017	(1)(2)(3)
Amarillo-MOB		1,437	7,254	—	—	1,437	7,254	8,691	825	2011	2017	(1)
Wyomissing-MOB		487	5,250	—	—	487	5,250	5,737	584	2004	2017	(1)
Saint George-MOB/ASC		435	5,372	—	76	435	5,448	5,883	676	1997	2017	(1)
Silvis-MOB		249	5,862	—	641	249	6,503	6,752	1,344	1997/2006	2018	(1)(2)(3)
Fremont-MOB		162	8,335	—	—	162	8,335	8,497	971	2018	2018	(1)
Gainesville-MOB/ASC		625	9,885	—	724	625	10,609	11,234	1,254	2002	2018	(1)
East Dallas-Acute Hospital		6,272	17,012	—	1,450	6,272	18,462	24,734	2,898	1994	2018	(1)
Orlando-MOB		3,075	11,944	—	95	3,075	12,039	15,114	1,880	2007/2008/2009	2018	(1)(2)(3)
Belpre-MOB/ Imaging/ER/ ASC		3,997	53,520	—	—	3,997	53,520	57,517	6,885	2011/2013/2014/2017	2018	(1)(2)(3)
McAllen-MOB		1,099	4,296	—	—	1,099	4,296	5,395	644	2000	2018	(1)
Derby-ASC		567	2,585	—	55	567	2,640	3,207	487	2005	2018	(1)(2)(3)
Bountiful-MOB		720	4,185	—	109	720	4,294	5,014	480	2004	2018	(1)(2)
Cincinnati-MOB		1,823	1,811	—	—	1,823	1,811	3,634	545	2016	2018	(1)(2)(3)
Melbourne Pine-Cancer Center		732	5,980	—	649	732	6,629	7,361	813	1993	2018	(1)(2)(3)
Southern IL-MOB		1,830	12,660	—	131	1,830	12,791	14,621	1,505	(9)	2018	(1)
Vernon-MOB/ Dialysis/ Administrative		1,166	9,929	—	—	1,166	9,929	11,095	1,357	1993/1999	2018	(1)
Corona		1,601	14,689	—	—	1,601	14,689	16,290	1,470	2009	2018	(1)
Zachary-LTACH		103	3,745	—	—	103	3,745	3,848	439	2015	2019	(1)(2)(3)
Chandler -MOB/ASC		4,616	11,643	—	31	4,616	11,674	16,290	1,335	2004/2007/2015	2019	(1)
Surprise-IRF		1,966	22,856	3	—	1,969	22,856	24,825	2,919	2015	2019	(1)(2)(3)
South Bend-IRF		1,998	11,882	—	—	1,998	11,882	13,880	2,299	2009	2019	(1)(2)(3)
Las Vegas-IRF		2,723	17,482	—	—	2,723	17,482	20,205	2,988	2007	2019	(1)(2)(3)
Oklahoma Northwest-IRF		2,507	22,545	122	6,814	2,629	29,359	31,988	3,188	2012	2019	(1)(2)(3)
San Marcos-Cancer Center		2,448	7,338	—	—	2,448	7,338	9,786	846	2009	2019	(1)(2)(3)
Lansing Patient-MOB /ASC		1,387	8,348	188	98	1,575	8,446	10,021	1,341	1997/2000/2002	2019	(1)(2)(3)
Bannockburn-MOB		895	4,700	123	475	1,018	5,175	6,193	1,283	1999	2019	(1)(2)(3)
Aurora-Office		1,829	8,049	—	—	1,829	8,049	9,878	1,115	2015	2019	(1)(2)(3)
Livonia-MOB/Urgent Care		1,181	8,071	—	472	1,181	8,543	9,724	1,705	1995	2019	(1)(2)(3)
Gilbert-MOB/ASC		2,470	2,389	—	—	2,470	2,389	4,859	351	2006	2019	(1)(2)(3)
Morgantown-Office		1,256	5,792	—	—	1,256	5,792	7,048	674	2019	2019	(1)(2)(3)
Beaumont-Surgical Hospital		3,421	25,872	—	—	3,421	25,872	29,293	2,347	2013	2019	(1)(2)(3)
Bastrop-Freestanding ED		2,039	8,712	—	—	2,039	8,712	10,751	889	2012	2019	(1)(2)(3)
Panama City-MOB/ASC		1,779	9,718	—	—	1,779	9,718	11,497	1,149	2008/2009/2019	2019	(1)(2)(3)
Jacksonville-MOB		1,023	7,846	—	—	1,023	7,846	8,869	644	2003/2004	2019	(1)
Greenwood-MOB/ASC		892	4,956	—	—	892	4,956	5,848	595	1986	2019	(1)
Clinton-MOB/ASC		1,006	8,129	—	321	1,006	8,450	9,456	2,161	1964	2020	(1)(2)(3)
High Point-MOB		2,189	21,236	—	—	2,189	21,236	23,425	2,414	2007	2020	(1)(2)(3)
West Allis-MOB		1,111	7,785	—	—	1,111	7,785	8,896	725	1999	2020	(1)(2)(3)
Grand Rapids-MOB/ASC		3,421	17,810	292	445	3,713	18,255	21,968	2,141	1988/1992/2000/2006	2020	(1)(2)(3)
Dumfries-MOB	(5)	2,886	14,863	—	—	2,886	14,863	17,749	3,762	2019	2020	(1)(2)(3)
Centerville -MOB		160	4,410	—	—	160	4,410	4,570	312	2018	2020	(1)(2)(3)
Fairfax-MOB		7,112	9,621	—	1,026	7,112	10,647	17,759	1,458	2019	2020	(1)(2)(3)
Rosedale-MOB	(6)	3,423	17,646	—	—	3,423	17,646	21,069	1,622	2014/2017	2020	(1)(2)(3)
Lancaster-Plasma Center		805	4,385	—	—	805	4,385	5,190	326	2009	2020	(1)(2)(3)
Winston Salem-MOB		1,778	6,714	—	—	1,778	6,714	8,492	626	2009	2020	(1)(2)(3)
Decatur-MOB		1,626	2,706	—	—	1,626	2,706	4,332	252	2010	2020	(1)(2)(3)
Jackson-MOB		895	4,730	—	—	895	4,730	5,625	341	2009	2020	(1)(2)(3)
Sheboygan-MOB		583	6,223	—	—	583	6,223	6,806	449	2005	2020	(1)(2)(3)
Plymouth-MOB		758	5,214	—	—	758	5,214	5,972	345	2010	2020	(1)(2)(3)
Spring Hill-MOB/Img		3,893	12,954	—	32	3,893	12,986	16,879	1,031	2002/2013/2017/2019	2020	(1)(2)(3)
Cape Girardeau-ASC		1,223	4,865	—	—	1,223	4,865	6,088	382	2002	2020	(1)(2)(3)
Yuma-MOB		1,349	4,989	—	—	1,349	4,989	6,338	441	2013	2020	(1)(2)(3)

Las Vegas-MOB/ASC	311	6,813	—	—	311	6,813	7,124	340	2007/2015	2020	(1)
Pensacola-MOB/ASC	2,118	6,153	—	—	2,118	6,153	8,271	572	1985/1997	2020	(1)(2)(3)
Venice-MOB	1,896	4,537	—	—	1,896	4,537	6,433	403	2008	2020	(1)(2)(3)
El Paso-MOB	970	7,709	—	150	970	7,859	8,829	497	2008	2021	(1)(2)(3)
West El Paso-MOB/ASC	995	7,727	—	—	995	7,727	8,722	458	2015/2018	2021	(1)(2)(3)
Syracuse-MOB	744	4,880	25	101	769	4,981	5,750	362	2012	2021	(1)(2)(3)
Fort Worth-Behavioral Hospital	1,960	13,453	—	—	1,960	13,453	15,413	677	2013	2021	(1)(2)(3)
Coos Bay-MOB	917	5,145	—	—	917	5,145	6,062	265	2009	2021	(1)(2)(3)
Port Saint Lucie-MOB/ASC	660	3,767	—	60	660	3,827	4,487	268	1990	2021	(1)(2)(3)
Dallas-MOB/ASC	3,165	3,062	—	161	3,165	3,223	6,388	264	1989	2021	(1)(2)(3)
Cape Coral-MOB	6,103	21,287	—	—	6,103	21,287	27,390	1,485	1991/1999/2004/2007	2021	(1)(2)(3)
East Grand Forks-MOB	1,123	7,063	—	—	1,123	7,063	8,186	681	2004	2021	(1)(2)(3)
Tallahassee-MOB	919	7,107	—	—	919	7,107	8,026	385	2002	2021	(1)(2)(3)
Caledonia-MOB	648	2,765	—	—	648	2,765	3,413	157	2007	2021	(1)(2)(3)
North Charleston-MOB	1,033	5,049	—	392	1,033	5,441	6,474	273	2002	2021	(1)(2)(3)
Forsyth-MOB/Imaging	1,902	10,083	—	33	1,902	10,116	12,018	585	2003	2021	(1)(2)(3)
Munster-MOB/ASC	941	4,842	—	30	941	4,872	5,813	298	2005	2021	(1)(2)(3)
Athens-MOB	622	4,169	—	—	622	4,169	4,791	196	2003	2021	(1)(2)(3)
Hialeah-MOB	264	10,349	—	64	264	10,413	10,677	982	2019	2021	(1)(2)(3)
Oklahoma City-MOB	988	6,334	—	—	988	6,334	7,322	363	2001	2021	(1)(2)(3)
Mentor-MOB	2,603	6,544	—	—	2,603	6,544	9,147	352	1991	2021	(1)(2)(3)
Athens 200-MOB	369	1,470	—	—	369	1,470	1,839	120	2000	2021	(1)(2)(3)
Lemoyne-MOB/Imaging	412	4,020	—	—	412	4,020	4,432	181	1990/2000	2021	(1)(2)(3)
Gainesville-MOB	631	4,098	—	—	631	4,098	4,729	196	2006	2022	(1)(2)(3)
Grand Rapids Paris-MOB	1,459	5,246	—	105	1,459	5,351	6,810	259	2004	2022	(1)(2)(3)
Sarasota-MOB	831	4,034	—	—	831	4,034	4,865	160	2013	2022	(1)(2)(3)
Greenwood-MOB	1,122	4,692	—	—	1,122	4,692	5,814	216	2007	2022	(1)(2)(3)
Fairbanks-MOB/ASC	1,997	13,015	22	142	2,019	13,157	15,176	328	2010	2022	(1)(2)(3)
Rocky Point-MOB/ASC/Imaging	836	6,534	—	26	836	6,560	7,396	191	2006/2007	2022	(1)(2)(3)
Fairfax Hamaker-MOB	4,410	13,548	—	217	4,410	13,765	18,175	439	1986	2022	(1)(2)(3)
Lee's Summit-MOB/ASC	1,431	4,512	—	—	1,431	4,512	5,943	134	2003	2022	(1)(2)(3)
Lexington-MOB/Cancer Center	2,049	11,905	—	34	2,049	11,939	13,988	265	1996/2000/2006/2009	2022	(1)(2)(3)
Toledo Ohio-MOB/ASC	3,581	12,613	—	—	3,581	12,613	16,194	346	1997	2022	(1)(2)(3)
Lake Geneva-MOB	585	4,842	—	—	585	4,842	5,427	85	1999	2022	(1)(2)(3)
Glenview-MOB/Retail	1,688	6,536	—	164	1,688	6,700	8,388	127	2003	2022	(1)(2)(3)
Canandaigua-MOB	948	11,606	—	203	948	11,809	12,757	163	2010/2013	2022	(1)(2)(3)
Hermitage-MOB	548	4,118	—	—	548	4,118	4,666	71	2000	2022	(1)(2)(3)
Totals	**$ 189,279**	**$ 1,126,885**	**$ 1,053**	**$ 18,883**	**$ 190,332**	**$ 1,145,768**	**$ 1,336,100**	**$ 141,317**			

The cost basis for income tax purposes of aggregate gross land, building, site improvements, and tenant improvements as of December 31, 2022 was $1,453 million.

(1) Estimated remaining useful life for buildings is 17 to 48 years.
(2) Estimated remaining useful life for tenant improvements is 1 to 16 years.
(3) Estimated remaining useful life for site improvements is 1 to 12 years.
(4) The facility serves as collateral for the Cantor Loan, which had a balance of $31,369 as of December 31, 2022.
(5) The facility serves as collateral for the Dumfries Loan, which had a balance of $11,337 as of December 31, 2022.
(6) The facility serves as collateral for the Rosedale Loan, which had a balance of $13,953 as of December 31, 2022.
(7) Years of: 2001, 1984, 2003, 2006, 2009, 2011.
(8) Years of: 1953, 1982, 2000, 1998, 2017.
(9) Years of: 2002, 2006, 2012, 2014, 2015, 2016.

		Year Ended December 31,				
		2022		2021		2020
Real Estate Assets:						
Balance, beginning of period	$	1,215,072	$	1,044,671	$	832,735
Additions through acquisitions		132,463		175,013		211,936
Deductions		(11,435)		(4,612)		—
Balance, end of period	$	1,336,100	$	1,215,072	$	1,044,671
Accumulated Depreciation:						
Balance, beginning of period	$	103,010	$	69,563	$	42,828
Additions through expense		39,984		33,801		26,735
Deductions		(1,677)		(354)		—
Balance, end of period	$	141,317	$	103,010	$	69,563

(a) (3)   Exhibits

Exhibit No.	Description
3.1	Articles of Restatement of Global Medical REIT Inc. (incorporated herein by reference to Exhibit 3.1 to the Company's Report on Form 10-Q as filed with the SEC on August 8, 2018).
3.2	Fourth Amended and Restated Bylaws of Global Medical REIT Inc., adopted as of December 7, 2022 (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K as filed with the SEC on December 7, 2022).
4.1	Specimen of Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-11/A filed with the SEC on June 15, 2016).
4.2	Specimen of 7.50% Series A Cumulative Redeemable Preferred Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K as filed with the SEC on September 14, 2017).
4.3	Description of Securities (incorporated herein by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K as filed with the SEC on March 9, 2020).
10.1†	Global Medical REIT Inc. 2016 Equity Incentive Plan (as amended through May 26, 2021) (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K as filed with the SEC on May 28, 2021).
10.2†	Employment Agreement, dated as of July 9, 2020, by and between Jeffrey Busch and Inter-American Management LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on July 9, 2020).
10.3†	Employment Agreement, dated as of July 9, 2020, by and between Robert Kiernan and Inter-American Management LLC (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K as filed with the SEC on July 9, 2020).
10.4†	Employment Agreement, dated as of July 9, 2020, by and between Alfonzo Leon and Inter-American Management LLC (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K as filed with the SEC on July 9, 2020).
10.5†	First Amendment to Employment Agreement, dated January 27, 2021, by and between Inter-American Management LLC and Jeffrey Busch (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2021).

Exhibit No.	Description
10.6†	First Amendment to Employment Agreement, dated January 27, 2021, by and between Inter-American Management LLC and Robert Kiernan (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2021).
10.7†	First Amendment to Employment Agreement, dated January 27, 2021, by and between Inter-American Management LLC and Alfonzo Leon (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2021).
10.8†	Severance Plan (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K as filed with the SEC on July 9, 2020).
10.9†	Form of LTIP Unit Award Agreement (Annual Awards) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2022).
10.10†	Form of LTIP Unit Award Agreement (Long-Term Performance Awards) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2022).
10.11†	Form of LTIP Unit Award Agreement (Long-Term Time-Based Awards) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2022).
10.12†	Form of LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on July 9, 2020).
10.13†	Form of LTIP Unit Award Agreement (Annual Awards) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2021).
10.14†	Form of LTIP Unit Award Agreement (Long-Term Performance-Based Award) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2021).
10.15†	Form of LTIP Unit Award Agreement (Long-Term Time-Based Award) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2021).
10.16†	LTIP Unit Award Agreement (Long-Term Performance-Based Award) (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on March 5, 2020).
10.17†	LTIP Unit Award Agreement (Long-Term Time-Based Award) (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the SEC on March 5, 2020).
10.18†	LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-11/A filed with the SEC on June 15, 2016).
10.19†	Form of Indemnification Agreement between Global Medical REIT Inc. and its directors and officers (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-11/A filed with the SEC on June 15, 2016).
10.20	Agreement of Limited Partnership, dated March 14, 2016, of Global Medical REIT L.P. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K as filed with the SEC on March 18, 2016).
10.21	First Amendment to Agreement of Limited Partnership of Global Medical REIT L.P. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on September 14, 2017).
10.22	Second Amendment to Agreement of Limited Partnership of Global Medical REIT L.P., dated August 21, 2019 (incorporated herein by reference to Exhibit 10.2 to the Company's Report on Form 10-Q as filed with the SEC on November 7, 2019).
10.23	Third Amendment to Agreement of Limited Partnership of Global Medical REIT L.P., dated June 16, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company's Report on Form 10-Q as filed with the SEC on August 7, 2020).

Exhibit No.	Description
10.24	Loan Agreement dated March 31, 2016 between GMR Memphis, LLC, GMR Plano, LLC, GMR Melbourne, LLC, and GMR Westland, LLC and Cantor Commercial Real Estate Lending, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on April 6, 2016).
10.25	Amendment No. 1 to Second Amended and Restated Credit Facility Agreement, dated August 1, 2022, by and among Global Medical REIT L.P., Global Medical REIT Inc., the certain Subsidiaries from time to time party thereto as Guarantors, and JPMorgan Chase Bank, N.A., as administrative agent, and the several banks and financial institutions party thereto as lenders (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on August 3, 2022).
10.26	Second Amended and Restated Credit Facility Agreement, dated May 3, 2021, by and among Global Medical REIT L.P., Global Medical REIT Inc., the certain Subsidiaries from time to time party thereto as Guarantors, and JPMorgan Chase Bank, N.A., as administrative agent, and the several banks and financial institutions party thereto as lenders (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the SEC on May 5, 2021).
21*	Subsidiaries of the Company.
23*	Consent of Deloitte & Touche, LLP
31.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial and Accounting Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer and Principal Financial and Accounting Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Schema
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Label Linkbase
101.PRE*	Inline XBRL Taxonomy Presentation Linkbase
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)

†   Management contract or compensatory plan or arrangement.

*   Filed herewith
**   Furnished herewith. Such certification shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Medical REIT Inc.

Dated: March 1, 2023   By: */s/ Jeffrey M. Busch*

                                               Jeffrey M. Busch
                                               Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the date indicated.

Signature	Title	Date
/s/ Jeffrey M. Busch Jeffrey M. Busch	Chief Executive Officer (Principal Executive Officer) and Director	March 1, 2023
/s/ Robert J. Kiernan Robert J. Kiernan	Chief Financial Officer (Principal Financial and Accounting Officer)	March 1, 2023
/s/ Henry Cole Henry Cole	Director	March 1, 2023
/s/ Paula Crowley Paula Crowley	Director	March 1, 2023
/s/ Matthew Cypher Matthew Cypher	Director	March 1, 2023
/s/ Zhang Huiqi Zhang Huiqi	Director	March 1, 2023
/s/ Ronald Marston Ronald Marston	Director	March 1, 2023
/s/ Dr. Roscoe Moore Dr. Roscoe Moore	Director	March 1, 2023
/s/ Lori Wittman Lori Wittman	Director	March 1, 2023

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Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The Company has the following wholly owned subsidiaries as of December 31, 2022:

Name	State of Organization
Global Medical REIT L.P.	Delaware
Global Medical REIT GP LLC	Delaware
Inter-American Management LLC	Delaware
GMR Omaha, LLC	Delaware
GMR Asheville, LLC	Delaware
GMR Pittsburgh, LLC	Delaware
GMR Plano, LLC	Delaware
GMR Memphis, LLC	Delaware
GMR Melbourne, LLC	Delaware
GMR Westland, LLC	Delaware
GMR Memphis Exeter, LLC	Delaware
GMR Reading, LLC	Delaware
GMR East Orange, LLC	Delaware
GMR Sandusky, LLC	Delaware
GMR Watertown, LLC	Delaware
GMR Carson City, LLC	Delaware
GMR Ellijay, LLC	Delaware
GMR Las Cruces, LLC	Delaware
GMR Altoona, LLC	Delaware
GMR Mechanicsburg, LLC	Delaware
GMR Mesa, LLC	Delaware
GMR Lewisburg, LLC	Delaware
GMR Cape Coral, LLC	Delaware
GMR Clermont, LLC	Delaware
GMR Prescott, LLC	Delaware
GMR Oklahoma City, LLC	Delaware
GMR Flower Mound, LLC	Delaware
GMR Fort Worth, LLC	Delaware
GMR Lubbock, LLC	Delaware
GMR Sherman, LLC	Delaware
GMR Brockport, LLC	Delaware
GMR Austin, LLC	Delaware
GMR Germantown, LLC	Delaware
GMR Fremont, LLC	Delaware
GMR Moline, LLC	Delaware
GMR Albertville, LLC	Delaware
GMR Lee's Summit, LLC	Delaware
GMR Wyomissing, LLC	Delaware
GMR Amarillo, LLC	Delaware
GMR Gainesville, LLC	Delaware
GMR Saint George, LLC	Delaware
GMR Silvis, LLC	Delaware
GMR Indianapolis, LLC	Delaware
GMR Orlando, LLC	Delaware

GMR Bountiful, LLC	Delaware
GMR East Dallas Hospital, LLC	Delaware
GMR East Dallas Land, LLC	Delaware
GMR Belpre, LLC	Delaware
GMR McAllen, LLC	Delaware
GMR Derby, LLC	Delaware
GMR Southern IL, LLC	Delaware
GMR Cincinnati Beechmont, LLC	Delaware
GMR Southern IL Carbondale, LLC	Delaware
GMR Southern IL Shiloh 1191, LLC	Delaware
GMR Southern IL Shiloh 1197, LLC	Delaware
GMR Melbourne Pine, LLC	Delaware
GMR Vernon, LLC	Delaware
GMR Vernon Keynote, LLC	Delaware
GMR Corona, LLC	Delaware
GMR Zachary, LLC	Delaware
GMR Chandler Dobson, LLC	Delaware
GMR Chandler Pecos I, LLC	Delaware
GMR Chandler Pecos II, LLC	Delaware
GMR Chandler Val Vista I, LLC	Delaware
GMR Las Vegas, LLC	Delaware
GMR Oklahoma Northwest, LLC	Delaware
GMR South Bend, LLC	Delaware
GMR Surprise, LLC	Delaware
GMR Lansing Jolly 3390, LLC	Delaware
GMR Lansing Jolly 3394, LLC	Delaware
GMR Lansing Jolly 3400, LLC	Delaware
GMR Lansing Patient, LLC	Delaware
GMR Bannockburn, LLC	Delaware
GMR San Marcos, LLC	Delaware
GMR Morgantown, LLC	Delaware
GMR Gilbert, LLC	Delaware
GMR Livonia, LLC	Delaware
GMR Aurora, LLC	Delaware
GMR Beaumont, LLC	Delaware
GMR Bastrop, LLC	Delaware
GMR Greenwood, LLC	Delaware
GMR Panama City Chipley, LLC	Delaware
GMR Panama City PCB, LLC	Delaware
GMR Panama City, LLC	Delaware
GMR Jacksonville Ponte Vedra, LLC	Delaware
GMR Jacksonville Riverside, LLC	Delaware
GMR Clinton, LLC	Delaware
GMR High Point, LLC	Delaware
GMR Grand Rapids Beltline, LLC	Delaware
GMR Grand Rapids Main, LLC	Delaware
GMR Grand Rapids Walker, LLC	Delaware
GMR Grand Rapids Wilson, LLC	Delaware
GMR West Allis, LLC	Delaware
GMR Dumfries, LLC	Delaware

GMR Fairfax, LLC	Delaware
GMR Rosedale 5233, LLC	Delaware
GMR Rosedale 5235, LLC	Delaware
GMR Centerville, LLC	Delaware
GMR Winston-Salem, LLC	Delaware
GMR Lancaster, LLC	Delaware
GMR Decatur, LLC	Delaware
GMR Jackson, LLC	Delaware
GMR Plymouth, LLC	Delaware
GMR Sheboygan, LLC	Delaware
GMR Cape Girardeau, LLC	Delaware
GMR Hudson, LLC	Delaware
GMR Spring Hill County Line, LLC	Delaware
GMR Spring Hill Medical Center, LLC	Delaware
GMR Traverse City, LLC	Delaware
GMR Las Vegas Pecos, LLC	Delaware
GMR Las Vegas Warm Springs, LLC	Delaware
GMR West El Paso, LLC	Delaware
GMR El Paso, LLC	Delaware
GMR Syracuse, LLC	Delaware
GMR Yuma 20, LLC	Delaware
GMR Yuma 25, LLC	Delaware
GMR Pensacola Market, LLC	Delaware
GMR Dallas North Central, LLC	Delaware
GMR East Grand Forks, LLC	Delaware
GMR Pensacola Grande, LLC	Delaware
GMR Pensacola Davis, LLC	Delaware
GMR Venice, LLC	Delaware
GMR Lake Orion, LLC	Delaware
GMR Fort Worth Overton Ridge, LLC	Delaware
GMR Coos Bay, LLC	Delaware
GMR Fort Myers Park Royal, LLC	Delaware
GMR Fort Myers Camelot, LLC	Delaware
GMR Cape Coral Viscaya 1265, LLC	Delaware
GMR Cape Coral Viscaya 1261, LLC	Delaware
GMR Cape Coral Viscaya 1255, LLC	Delaware
GMR Cape Coral Southeast, LLC	Delaware
GMR Port St. Lucie, LLC	Delaware
GMR Tallahassee, LLC	Delaware
GMR Caledonia, LLC	Delaware
GMR Forsyth 241 Weaver, LLC	Delaware
GMR Forsyth 389 Weaver, LLC	Delaware
GMR North Charleston, LLC	Delaware
GMR Lemoyne, LLC	Delaware
GMR Munster, LLC	Delaware
GMR Jackson - GI, LLC	Delaware
GMR Hialeah, LLC	Delaware
GMR Athens-600, LLC	Delaware
GMR Oklahoma City A, LLC	Delaware
GMR Mentor, LLC	Delaware
GMR Athens-200, LLC	Delaware
GMR Gainesville Sherwood, LLC	Delaware
GMR Sarasota, LLC	Delaware
GMR Paris, LLC	Delaware
GMR Lee's Summit Northeast, LLC	Delaware
GMR Greenwood Emerson, LLC	Delaware
GMR Rocky Point, LLC	Delaware
GMR Fairbanks, LLC	Delaware

GMR Danville, LLC	Delaware
GMR Frankfort, LLC	Delaware
GMR London, LLC	Delaware
GMR Somerset, LLC	Delaware
GMR Fairfax Hamaker, LLC	Delaware
GMR White House, LLC	Delaware
GMR Glenview, LLC	Delaware
GMR Toledo, LLC	Delaware
GMR Gatwick, LLC	Delaware
GMR Wyoming, LLC	Delaware
GMR Canandaigua, LLC	Delaware
GMR Lake Geneva, LLC	Delaware
GMR Hermitage Garden Way, LLC	Delaware
GMR Bowling Green, LLC	Delaware

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-239043 on Form S-3 and Registration Statement No. 333-263219 on Form S-8 of our reports dated March 1, 2023, relating to the consolidated financial statements of Global Medical REIT Inc. and subsidiaries ("the Company"), and the effectiveness of the Company's internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2022.

/s/ Deloitte & Touche LLP

Mclean, Virginia

March 1, 2023

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Exhibit 31.1

CERTIFICATIONS

I, Jeffrey M. Busch, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (this "Report") of Global Medical REIT Inc. (the "registrant");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

      (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

      (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

      (d) Disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

      (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2023

                                                   /s/ Jeffrey M. Busch
                                                   Jeffrey M. Busch, Chief Executive Officer
                                                   (Principal Executive Officer)

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Exhibit 31.2

CERTIFICATIONS

I, Robert J. Kiernan, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (this "Report") of Global Medical REIT Inc. (the "registrant");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

      (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

      (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

      (d) Disclosed in this Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

      (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2023

/s/ Robert J. Kiernan
Robert J. Kiernan, Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

Section 1350 Certification of Chief Executive Officer and Chief Financial Officer

In connection with the Annual Report on Form 10-K of Global Medical REIT Inc. (the "Company") for the fiscal year ended December 31, 2022 as filed with the SEC (the "Report"), Jeffrey M. Busch, the Chief Executive Officer of the Company and Robert J. Kiernan, the Chief Financial Officer of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of our knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 1, 2023   /s/ Jeffrey M. Busch
                                                       Jeffrey M. Busch, Chief Executive Officer
                                                       (Principal Executive Officer)

Date: March 1, 2023   /s/ Robert J. Kiernan
                                                       Robert J. Kiernan, Chief Financial Officer
                                                       (Principal Financial and Accounting Officer)

This certification accompanies this Annual Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Executive Team

Jeffrey Busch
Chief Executive Officer, Chairman
and President

Robert Kiernan
Chief Financial Officer and Treasurer

Alfonzo Leon
Chief Investment Officer

Danica Holley
Chief Operating Officer

Jamie Barber
General Counsel and Corporate
Secretary

Board of Directors

Jeffrey Busch
Chief Executive Officer, Chairman and President

Henry Cole
Lead Independent Director, Compensation
Committee Chair and Audit Committee Member

Paula Crowley
Audit Committee Member,
Compensation Committee Member and
ESG Committee Member

Matthew Cypher, PhD
ESG Committee Chair and Nominating and
Governance Committee Member

Ronald Marston
Nominating and Governance Committee Chair
and Compensation Committee Member

Dr. Roscoe Moore, Jr.
Compensation Committee Member
and Nominating and Governance
Committee Member

Lori Wittman
Audit Committee Chair, Nominating
and Governance Committee Member
and ESG Committee Member

Zhang Huiqi

**Independent Registered
Public Accounting Firm**
Deloitte & Touche LLP
7900 Tyson One Place
Suite 800
McLean, VA 22102
703.251.1000

Transfer Agent
American Stock Transfer &
Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
astfinancial.com
800.937.5449

**External Corporate and
REIT Counsel**
Vinson & Elkins LLP
804.327.6310



GLOBAL
MEDICAL REIT



7373 Wisconsin Avenue
Suite 800
Bethesda, MD 20814

301.968.3688

globalmedicalreit.com

NYSE: GMRE

